LanzaTech

2025 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-40282

LanzaTech Global, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**92-2018969**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8045 Lamon Avenue, Suite 400, Skokie, Illinois	**60077**
(Address of principal executive offices)	(Zip Code)

(847) 324-2400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0000001 par value	LNZA	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	LNZAW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, an emerging growth company or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer", "emerging growth company" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $31,351,533 based on the closing price of the registrant's Common Stock on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter).

The number of shares outstanding of the registrant's Common Stock as of March 25, 2026 was 10,089,163.

Documents incorporated by reference: Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended December 31, 2025.

LANZATECH GLOBAL, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Form 10-K" or "Annual Report") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When we discuss our strategies or plans, we are making projections, forecasts or forward-looking statements.

Forward-looking statements may include, for example, statements about:

- our ability to continue operations as a going concern;

- our ability to attract new investors and raise substantial additional financing to fund our operations and/or execute on our other strategic options;

- delays or interruptions in government contract awards, funding cycles or agency operations (including due to a government shutdown) that could postpone project milestones and defer related revenue recognition;

- our ability to maintain the listing of our securities on the Nasdaq Stock Market LLC ("Nasdaq");

- our ability to execute on our business strategy and achieve profitability;

- our ability to attract, retain and motivate qualified personnel;

- our anticipated growth rate and market opportunities;

- the potential liquidity and trading of our securities;

- our future financial performance and capital requirements;

- our assessment of the competitive landscape;

- our ability to comply with laws and regulations applicable to our business;

- our ability to enter into, successfully maintain and manage relationships with industry partners;

- the availability of governmental programs designed to incentivize the production and consumption of low-carbon fuels and carbon capture and utilization;

- our ability to adequately protect our intellectual property rights;

- our ability to manage our growth effectively;

- our ability to increase our revenue from engineering services, sales of equipment packages and sales of CarbonSmart products and to improve our operating results; and

- our ability to remediate the material weaknesses in our internal control over financial reporting and to maintain effective internal controls.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report.

These forward-looking statements are based on our current expectations and projections about future events and are subject to a number of risks, uncertainties and assumptions, including those described in Part I, "Item 1A- Risk Factors" of this Annual Report. Moreover, we operate in a competitive industry, and new risks emerge from time to time. It is not possible for management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements in this Annual Report.

The forward-looking statements included in this Annual Report are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. LanzaTech Global, Inc. (collectively referred to herein as "the Company", "LanzaTech", "we", "us", "our") does not undertake any obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in expectations, except as required by law.

You should read this Annual Report and the documents that have been filed as exhibits to the Annual Report with the understanding that the actual future results, levels of activity, performance, events and circumstances of LanzaTech may be materially different from what is expected.

SUMMARY OF RISK FACTORS

An investment in shares of our common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Company are summarized below. The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in Part I, "Item 1A- Risk Factors" in this Annual Report.

- There is substantial doubt about our ability to continue as a going concern.

- We will require substantial financing to fund our operations, which may result in restrictions on our operations or substantial dilution to our stockholders, and which might not be available on acceptable terms, if at all.

- We have incurred losses and anticipate continuing to incur losses, and have not yet generated material revenues.

- We may not be successful in scaling our cohort-based commercialization model, which remains central to our long-term strategy.

- The success of our partners' plant operations is significantly dependent upon the strong execution and operation of each project by the respective industry partner as we rely, and expect to continue to rely, heavily on industry partners to effect our growth strategy and to execute our business plan, and our failure to successfully maintain and manage these relationships and enter into new relationships could prevent us from achieving or sustaining profitability.

- Fluctuations in the prices of waste-based feedstocks used to manufacture the products produced using our process technologies, the price of fossil feedstocks relative to the price of our waste-based feedstocks, and the availability of the waste-based feedstocks may affect our or our industry partners' cost structure, gross margin and ability to compete.

- We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape, and our failure to successfully compete with other companies in our industry may have a material adverse effect on our business, financial condition and results of operations and market share.

3

- Even if we successfully develop process technologies that produce products meeting our industry partners' specifications, the adoption of such process technologies by our industry partners may be delayed or reduced, or our costs may increase.

- Failure of LanzaJet to successfully complete, commission, scale and operate its initial facility or failure of third parties to adopt the LanzaJet process in their commercial facilities for the production of SAF may severely impact our business, financial condition, results of operations and prospects.

- Governmental programs designed to incentivize the production and consumption of low-carbon fuels and carbon capture and utilization, may be implemented in a way that does not include products produced using our novel technology platform and process technologies or could be repealed, curtailed or otherwise changed, which would have a material adverse effect on our business, results of operations and financial condition.

- We may be unable to scale fast enough to reach profitability levels sufficient to generate a return on investment.

- Waste-based and other feedstock may be used in alternative processes, restricting the addressable market for LanzaTech.

- If we experience a significant disruption in our information technology systems, including security breaches, or if we fail to implement new systems and software successfully, our business operations and financial condition could be adversely affected.

- Political and economic uncertainty, including tariffs and changes in policies of the Chinese government or in relations between China and the United States, may impact our revenue and materially and adversely affect our business, financial condition, and results of operations.

- Our ability or the ability of our partners to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which can change quickly with little advance notice.

- Our operations and financial results may be impacted if the Chinese government determines that the contractual arrangements constituting part of the Shougang Joint Venture VIE structure do not comply with Chinese regulations, or if these regulations change or are interpreted differently in the future.

- We and our partners may be subject to regulatory actions by the Chinese government targeting concerns related to data security and monopolistic behavior.

- Changes in China's economic, political or social conditions or legal system or government policies could have a material adverse effect on our business and operations.

- We may be subject to risks that the Chinese government may intervene or influence our operations at any time.

- We and our industry partners are subject to extensive international, national and regional laws and regulations, and any changes in laws or regulations, or failure to comply with these laws and regulations, could have a material adverse effect on our business.

- Market prices for waste-based products that our process technologies enable are subject to volatility and there is a limited referenceable market for such products.

- Our patent rights and trade secrets protections may not provide commercially meaningful protection against competition, and we may not be able to operate our business without infringing the proprietary rights of third parties.

- If we fail to maintain compliance with the continued listing requirements of Nasdaq, our common stock could be delisted, negatively impacting its price and liquidity and our ability to access the capital markets.

- Our stockholders will experience substantial dilution as a result of the exercise of the PIPE Warrant (as defined below) and the consummation of any additional equity financing, and Nasdaq has used its discretionary authority to delist securities in largely dilutive transactions.

- There has not been an active market for trading in our common stock, and the Preferred Stock Conversion (as defined below) and the January 2026 Financing (as defined below) have concentrated, and the exercise of the PIPE Warrant and the consummation of any additional equity financing will concentrate, our share ownership and could further limit trading activity.

- Khosla Ventures and its affiliates have significant influence over us, and their interests may conflict with those of our other stockholders in the future.

- We have identified deficiencies in our internal control over financial reporting that constitute "material weaknesses" as defined in Regulation S-X. If we are unable to remediate these deficiencies, or if we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations or prevent fraud.

PART I

Item 1. Business

Overview

Founded in 2005 in New Zealand and now headquartered in Skokie, Illinois, LanzaTech is a leading provider of carbon management and advanced conversion technologies, focused on transforming waste materials into high-value fuels, chemicals, and critical inputs for industry. Our mission is to drive energy resilience, industrial competitiveness, and supply chain security by leveraging robust, scalable biotechnology solutions to maximize the value of domestic resources.

Gas fermentation is the centerpiece of our offering. Our proprietary process utilizes abundant, locally-sourced waste streams using existing infrastructure, turning off-gases into valuable commodities, while supporting the strategic objective of maximizing the productivity of industrial assets. The process is conducted on existing industrial land, making efficient use of available space and water resources, and driving productivity from legacy and new assets alike.

Our adaptive biological system, similar to traditional brewing, uses specialized microbes to convert feedstock gases into ethanol and derivatives. This process, proven to handle highly variable feedstock compositions, delivers operational flexibility and reliability. Unlike traditional catalytic processes, our fermentation platform ensures continuous, robust output in line with modern industrial requirements.

Our scalable carbon capture and utilization (“CCU”) technology empowers industrial, municipal, and agricultural partners around the world to transform emissions into marketable products, while supporting American jobs at our U.S. headquarters and Georgia biorefining facility and the export of advanced U.S. technologies. LanzaTech’s partners launched the world’s first commercial carbon refining plant in 2018, followed by additional sites in China, India, and Belgium, showcasing our technology’s export potential and U.S. leadership in the field. Our global pipeline further positions the United States as a supplier of advanced technology and fuels, addressing the demand for reliable, homegrown, and exportable energy and chemical products.

To date, our technology has been deployed at six commercial plants, producing over 139 million gallons of fuel-grade ethanol. The protein-rich byproducts from these operations are utilized locally as industrial protein and animal feed, further strengthening domestic agricultural supply chains.

Today, LanzaTech technology is used by customers to produce CarbonSmart ethanol, which can be used directly or further converted into ethanol-derived products such as drop-in sustainable aviation fuel (“SAF”), diesel, ethylene, polyethylene, polythylene terephthalate (“PET”), surfactants, and glycols. Ethylene supports polyethylene production for films and packaging, while ethylene glycol aids surfactant production for detergents. Ethanol can also be converted to monoethylene glycol (“MEG”), a key PET precursor for packaging and textiles.

In 2020, we launched and spun-off LanzaJet™, a SAF company, in collaboration with our investor partners. As of December 31, 2025, we held 53.16% of LanzaJet's outstanding common stock. On February 11, 2026, the Company's ownership interest was reduced to approximately 45.6% on a fully diluted basis as a result of the LanzaJet Series A Transaction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” for additional information regarding the LanzaJet Series A Transaction. The LanzaJet Alcohol-to-Jet (“ATJ”) process, developed with the Pacific Northwest National Lab and the U.S. Department of Energy, first converted ethanol produced from steel mill emissions into SAF for Virgin Atlantic (2018) and All Nippon Airways (2019) flights. In June 2024, we extended our collaboration with LanzaJet and launched a joint offering with them called CirculAir™ which provides an end-to-end commercial solution utilizing LanzaTech’s Gas Fermentation platform in conjunction with LanzaJet’s ATJ platform to produce SAF and renewable diesel from a wide range of waste feedstocks, including industrial off gases, carbon dioxide and hydrogen, as well as gasified solids, such as municipal solid waste and residues from agriculture and forestry.

We drive revenue through licensing and co-development. Our licensing model is designed to enable the generation of stable, recurring revenues from royalties, microbe supply, and software support while partners own and operate fermentation plants. Through co-development, we co-own select projects—typically as a minority investor—while integrating new feedstocks and products. Across both models, we license technology, sell supplies, and provide research and engineering services to advance fermentation and synthetic biology.

Market Opportunity

Overview

In today's policy environment, CCU technologies are positioned at the intersection of industrial growth, energy expansion, and domestic job creation. As federal priorities emphasize American energy leadership, infrastructure development, and manufacturing competitiveness, we believe that CCU solutions offer operators in oil and gas, refining, petrochemicals, and heavy industry a pathway to unlock additional value from existing assets. At the same time, governments around the world are advancing platforms that prioritize energy security and industrial resilience, increasing demand for technologies that strengthen resource efficiency and reinforce strategic supply chains. Supportive tax incentives and pro-development regulatory frameworks in key markets further enhance the commercial case for large-scale deployment, creating a compelling global market opportunity for CCU companies to scale alongside core industries.

Key Competitive Advantages

We believe the following combination of capabilities and strengths distinguishes us from our potential competitors.

Proven, Differentiated, Adaptable Proprietary Platform. We are a leader in gas fermentation with a scalable, cost-effective carbon recycling technology. Our proprietary system produces multiple chemicals from diverse feedstocks using a single process, ensuring stability despite fluctuating gas compositions—unlike thermocatalytic methods. High-value chemical intermediates enable the production of materials like acrylics, plastics, and synthetic rubber, supporting a circular carbon economy by repurposing carbon instead of emitting it.

Value Enabling Technology. Our technology integrates across the supply chain, allowing industrial emitters to monetize waste carbon. Industrial emitters can implement LanzaTech's solution onto their existing facility and derive revenue from used carbon. As an example, the first commercial facility in China to utilize our technology platform has sold over 63 million gallons of ethanol into the market.

Platform Validated Through Partnerships with Industry Leaders. Our gas fermentation technology operates at multiple commercial sites, including steel and refinery off-gas plants in China, India, and Belgium. Collaborations with Sekisui (Japan) and others showcase our ability to convert diverse waste streams into valuable products. With over 100,000 hours of pilot and demonstration-scale operations, our partnerships with companies such as Mitsui, ArcelorMittal, BASF, and IndianOil reinforce our market leadership.

Strong Intellectual Property Position. Our robust intellectual property portfolio spans 118 diverse patent families across the United States, Europe, Asia and additional jurisdictions, complemented by our valuable trade secrets relating to proprietary processes, know-how, data, and technical expertise that are not publicly disclosed. LanzaTech owns over 800 granted patents and pending patent applications. Our comprehensive IP protection covers the full spectrum of gas fermentation technology, from feedstock processing to product recovery, effectively safeguarding our innovations and market leadership position. Through both owned and licensed rights, we maintain broad patent coverage that reinforces our competitive advantage in the gas fermentation space.

Our Technology Platform

Overview

We have developed and deployed a flexible proprietary technology platform that integrates gas fermentation with upstream gasification and downstream product processing. Our platform utilizes feedstocks containing CO_2, H_2, and CO, including industrial emissions, gasified municipal and agricultural waste, and reformed biogas.

LNZA Converts Carbon to High Value Fuels Today



1 Flexible feedstock
CO2
1:0
Atmospheric CO2
Industrial Off-gas
0:1
Gasified Solid Waste
1:1
H2:CO Ratio
Carbon-rich waste gases
2 Lanza's Ethanol
ETHANOL
3 Lanza's Fuel

Step 1: The process begins by receiving off-gas or waste gas streams comprising gases that contain various mixtures of CO, CO_2 and H_2, such as from steelmaking emissions or gasified waste.

Step 2: These gases are compressed, conditioned, and transferred into fermentation bioreactors containing LanzaTech's proprietary biocatalysts (microorganism) and a liquid media. The biocatalysts ferment the gases and, as part of their natural biology, they produce ethanol and other chemicals as a result of this fermentation. This is a continuous process that can run without shutting down for extended periods.

Step 3: The output of the fermentation (i.e., ethanol and protein) can be further transformed into high value materials, food or fuel.

LanzaTech's Biocatalyst

Our technology leverages gas-consuming biocatalysts. LanzaTech has experience with a range of chemolithoautotrophic microbes. Our core process is based on Clostridium autoethanogenum, an anaerobic Acetogen. Acetogens leverage the Wood-Ljungdahl Pathway ("WLP") for carbon fixation, the most energy efficient CO2 fixation pathway known. This pathway enables our biocatalyst to convert CO2 and CO into valuable products using H2 or CO as energy sources.

Acetogens are widespread in nature where they play a key role in the global carbon cycle, fixing carbon into acetate. A select subset of Acetogens can natively synthesize other products that make them useful for biotechnological applications. Acetogenic clostridia including C. autoethanogenum are particularly relevant due to their ability to produce ethanol, fast growth and robustness, with clostridia species being used industrially for more than 100 years.

Our technology leverages highly evolved strains of C. autoethanogenum, optimized for maximum yield and flexibility, which allows our LanzaTech process to utilize diverse waste gas streams for sustainable, large-scale product manufacturing.

Feedstock Diversity for Resilience

The LanzaTech gas fermentation platform can utilize feedstocks ranging from CO to CO_2-rich waste streams, including industrial and refinery off-gas, reformed biogas, gasified biomass and Municipal Solid Waste ("MSW"), and CO_2.

CO serves as both a carbon and energy source for proprietary microbes, while CO_2 requires an additional energy source, such as H_2, for conversion. In CO-rich streams, microbes can generate H2 from water via a biological water-gas shift reaction, making diverse CO waste streams ideal for gas fermentation. Waste carbon feedstocks are globally abundant, low-cost, low-carbon, and non-competitive with food production. Utilizing the full potential of these feedstocks could yield up to 6.5 billion metric tons of gas fermentation products annually, primarily ethanol.

LanzaTech's gas fermentation process is uniquely tolerant to variable waste gas compositions, enabling diverse feedstocks and products. Our proprietary gas treatment system removes multiple classes of fermentation inhibitors from various feedstocks, including gasified biomass and industrial off-gases, reducing costs and increasing flexibility for sustainable production.

Biorefining Feedstock

The following feedstocks could be used with our platform technology:

Industrial Emissions

Steel, ferroalloy, or refinery off-gases are point-sourced and often rich in CO. CO_2-rich off-gases, which are produced by the cement and sugar ethanol industries, can also be used to feed gas fermentation alongside a hydrogen source.

- *Steel*: Energy-intensive manufacturing processes, such as steel production, inevitably result in gaseous emissions, which cannot be stored and which are emitted by the steel maker. We have been working with these readily available, abundant gases since 2008.

- *Ferroalloy*: Ferroalloy gases are also rich in CO, making this another ideal emission source. We are developing projects using ferroalloy gases in target regions such as China, Norway and India.

- *Refining*: Certain refinery off-gases are ideal feedstocks for our process. A unique feature of processing refinery gases is that most of the carbon in the ethanol produced is derived directly from CO_2, rather than from CO. Oil and gas companies also have extensive experience producing and handling liquid fuels, gas processing, engineering, and chemical catalysis.



LanzaTech Technology deployed with Shougang Steel in China.

Solid Wastes and Reformed Landfill Gas

Biomass and agricultural residues offer the largest potential sources of feedstock for gasification. LanzaTech's approach capitalizes on these diverse and underutilized feedstocks, such as biomass, agricultural residues, MSW, mixed plastic waste, and reformed biogas, including landfill gas ("LFG"). Here's how we see the potential in these sources:

- *Biomass*: Biomass, including agricultural and forestry residues, can be gasified into syngas, a blend of CO and H_2. This feedstock is ideal for our process and offers the potential for renewable energy production, benefiting from renewable policy incentives. These projects can be deployed in smaller, modular systems, making them adaptable to different scales.

- *MSW and RDF*: MSW and Refuse Derived Fuel ("RDF") can also be converted into syngas, offering an environmentally friendly alternative to landfill and incineration, methods that are increasingly falling out of favor. This waste can be processed for conversion into fuels, chemicals, and materials, while tipping fees for waste disposal provide an additional revenue stream. These systems can be deployed modularly, enabling smaller-scale operations.

- *Reformed LFG*: Although only a fraction of landfills in the U.S. capture methane, LanzaTech sees a significant opportunity in utilizing this largely untapped feedstock. By capturing and processing LFG, we can clean the air, reduce methane emissions, and help remediate the environmental impact of landfills. This approach not only aids in carbon reduction but also improves the surrounding communities' environmental health.

By leveraging these waste streams, we aim to drive the production of CarbonSmart materials, offering a circular solution to waste management and carbon emissions.

Future Proofing Feedstock Capability

CO_2 from biorefineries such as corn ethanol facilities, industrial facilities, and via Direct Air Capture ("DAC") technologies, when combined with H_2, achieves over 90% carbon conversion efficiency. H_2 can be produced from renewable power (green) or steam methane reforming with carbon capture (blue). As H_2 content increases in the feedstock, more carbon is captured in the ethanol product. We believe CO_2 technologies will be additive to existing fuel and chemical supply chains.

We believe that our technology platform is well-positioned to benefit from decreasing renewable electricity prices and increasing capacity. In 2024, LanzaTech was awarded a contract with Jakson Green to provide 4G ethanol technology to NTPC Limited, India's largest power utility, using LanzaTech's platform and bioreactor to convert CO_2 and green H_2 into ethanol. We believe that this project offers global replicability.

Integrating bio-based industrial CO_2 and eventually DAC technologies with LanzaTech's gas fermentation platform creates an opportunity for fuel production from low-cost CO_2 feedstock. Integrating with LanzaJet's Alcohol to Jet ("ATJ-SPK") process can produce SAF from each of ethanol derived from CO_2 and H_2 produced by water electrolysis. DAC CO_2 to SAF is estimated to have a 94% emissions reduction when compared to the fossil counterpart at 94 g-CO_2e/MJ of ATJ-SPK.

Steel Industry Transition

LanzaTech's gas fermentation technology can adapt to the evolving off-gases from iron and steelmaking, leveraging the transition from carbon to hydrogen feedstocks. The system can remain in place at mills, utilizing hydrogen and carbon from on-site sources, such as electric arc furnaces, or shift to gasifying waste carbon resources like solid waste or biomass, or even use direct air capture. We believe that our early investments in CCU technology positions us to lead carbon valorization in other hard-to-abate sectors.

Technology Platform Development

LanzaTech has made significant strides over the past 20 years in developing and scaling its gas fermentation technology, and we are now seeing its widespread commercial deployment. Our technology has evolved from a small-scale, lab-based system to large-scale industrial plants capable of processing vast amounts of waste gases and transforming them into valuable products.



Key Milestones in Commercial Deployment:

- Pilot and Demonstration Experience: We have accumulated over 100,000 hours of field operation experience. This includes 50,000 hours of operation using steel mill waste gases and an additional 50,000 hours integrating gasification, gas treatment, and fermentation. This extensive operational history was critical in refining our technology and ensuring its scalability.

- First Commercial Facility: In May 2018, our partner successfully launched the world's first commercial gas fermentation facility at the Jingtang Steel Mill in Hebei Province, China. This facility marked a major milestone in transforming steel mill waste gases into ethanol on a commercial scale.

- Additional Commercial Plants:
    ◦ Shoulang Jiyuan Plant (Ningxia, China) – operations started in April 2021, utilizing ferroalloy off-gases.
    ◦ Ningxia Binze Plant (Ningxia, China) – operations started in September 2022, with an annual capacity of 60,000 tons, also using ferroalloy off-gas.
    ◦ Guizhou Jinze Plant (China) – operations started in June 2023, also processing ferroalloy off-gases, with a capacity of 60,000 tons per year.
    ◦ Panipat Refinery Plant (India) – operations started in September 2023, utilizing refinery off-gases with a capacity of 33,500 tons annually.
    ◦ Steelanol Plant (Belgium) – operations started in November 2023, processing steel mill off-gas, with a capacity of 64,000 tons per year.

Key Achievements:

- 139 Million Gallons of Ethanol: These six commercial plants have collectively produced over 139 million gallons of fuel-grade ethanol.

- Global Expansion: A 1/10th commercial-scale facility in Japan achieved guaranteed performance utilizing gasified unsorted municipal solid waste ("MSW") as a feedstock. The plant achieved its guaranteed performance, sustaining specific ethanol yields above guaranteed values for over 14 consecutive days after reaching steady state in 2025. Notably, the ethanol yield was maintained above guaranteed performance despite operating on particularly challenging gas mixtures.

- Pipeline of Future Projects: LanzaTech has several additional plants in various stages of advanced engineering development. These plants will utilize a diverse mix of feedstocks, including industrial off-gases, gasified solids, CO_2, and H_2. Some plants will also focus on producing SAF using the LanzaJet ATJ process.

Applications of Our Technology Platform

LanzaTech's core platform is designed to give customers a competitive global advantage, in energy, chemicals, materials, and agriculture.

- *Ethanol Products*: Our technology produces ethanol, which serves as a chemical building block for various consumer goods, including transportation fuels, household cleaners, packaging materials, fibers for clothing, and fragrances.

- *Protein Products*: Another significant area where we are making an impact is the production of protein products, which are used as animal feed, fish feed, and fertilizers.

Aviation and Ground Transportation Fuel Products

Ethanol produced using LanzaTech technology can be blended into road transport fuels or can be converted through the LanzaJet ATJ process to an ethanol-based ATJ-SPK and to diesel, both of which can be blended with their fossil equivalents. ATJ-SPK is qualified for use at up to a 50% blend level with conventional jet fuel for all commercial flights. This process demonstrates a high potential yield of approximately 90% for sustainable aviation fuel, positioning it as a commercially attractive pathway for SAF.



Competition

We compete in industries characterized by rapidly advancing technologies and a complex intellectual property landscape. We face competition from many different sources, including companies that enjoy competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise.

While we do not view any company as a direct competitor across all aspects of our business, there are some companies with alignment in feedstock usage, products, synthetic biology, process design or commercial scale. While competing companies may be able to deliver some of these capabilities, we believe that no other company can currently deliver all of them in an integrated way.

These competitors may introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch. Competition may increase further as a result of greater availability of capital for investment and increased interest in our industry as more companies seek to facilitate the development of a carbon circular economy.

Intellectual Property

We strive to protect our intellectual property through a combination of trade secrets, confidential information, patents, trademarks, copyrights, nondisclosure agreements, material transfer agreements, employee agreements, and intellectual property and confidentiality clauses in collaboration and other agreements. We do not consider any individual patent, patent family or trademark to be material to our overall business.

Intellectual Property Overview

LanzaTech's intellectual property portfolio spans 118 diverse patent families across the United States, Europe, Asia and additional jurisdictions, complemented by our valuable trade secrets. LanzaTech owns over 800 granted patents and pending patent applications. Our comprehensive IP protection covers the full spectrum of gas fermentation technology, from feedstock processing to product recovery, effectively safeguarding our innovations and market leadership position.

Most of our intellectual property assets were developed and are owned solely by us, a few have been developed via collaboration, some of which are jointly owned with third parties, and a small number have been acquired or licensed from third parties. We expect that we will continue to make additional patent application filings and that we will continue to pursue opportunities to acquire and license additional intellectual property assets, technologies, platforms or products as developments arise or are identified.

Customers

For the fiscal year ended December 31, 2025, our largest contracting entity accounted for 37% of our revenue, as compared to 25% for the fiscal year ended December 31, 2024. Our customer mix can change rapidly, and we may see changes in customer concentrations in the future. If or when any of our significant customer relationships terminate for any reason, and we are not able to replace those customers and associated revenues, our business, financial condition, and results of operations may be adversely affected.

Key Collaboration Agreements

LanzaJet Agreements

LanzaJet Investment Agreement

On April 1, 2021, we entered into an amended and restated investment agreement with LanzaJet, British Airways PLC ("British Airways"), Mitsui & Co., Ltd. ("Mitsui"), Shell Ventures LLC ("Shell") and Suncor Energy Inc. ("Suncor"). On October 16, 2025, the same parties entered into a Second Amended and Restated Investment Agreement (the "Second A&R LanzaJet Investment Agreement"), which amended and restated the provisions of that agreement. We refer to the April 1, 2021 investment agreement, as amended by the Second A&R LanzaJet Investment Agreement, as the "LanzaJet Investment Agreement". The LanzaJet Investment Agreement was entered into in order to facilitate the production of SAF by designing, constructing and operating a demonstration facility located at the LanzaTech Freedom Pines Biorefinery in Soperton, Georgia (the "LanzaJet Freedom Pines Demonstration Facility"), and to determine the feasibility of developing additional potential facilities for commercial scale production of fuel.

Under the LanzaJet Investment Agreement, we received shares of common stock of LanzaJet and LanzaJet agreed to issue to the Company up to an aggregate of 45,000,000 additional shares of LanzaJet common stock for no additional consideration in three tranches of 15,000,000 shares in exchange for a license to our rights and obligations under the Battelle License Agreement as well as other intellectual property owned by us relating to the conversion of ethanol to fuel (refer to further discussions below under "— License Agreement with LanzaJet").

On June 18, 2024, LanzaJet issued to LanzaTech a tranche of 15,000,000 shares related to the sublicensing of the Company's technology. The amendments to the LanzaJet Investment Agreement effected through the "Second A&R LanzaJet Investment Agreement" provided that LanzaJet would issue to the Company a second tranche of 15,000,000 shares of LanzaJet common stock promptly following the execution of the Second A&R LanzaJet Investment Agreement and a third tranche of 15,000,000 of LanzaJet common stock no later than December 31, 2025, subject to achieving a certain development milestone.

On December 16, 2025, LanzaTech received the second and final tranche of LanzaJet common stock, bringing the Company's ownership percentage and non-controlling interest in LanzaJet to 53.16% as of December 31, 2025. On February 11, 2026, the Company's ownership interest was reduced to approximately 45.6% on a fully diluted basis as a result of the LanzaJet Series A Transaction. See "Recent Developments" below for additional information regarding the LanzaJet Series A Transaction.

LanzaJet Stockholders' Agreement

In connection with the LanzaJet Investment Agreement, on April 1, 2021, we entered into an amended and restated stockholders' agreement with the LanzaJet, British Airways, Mitsui, Shell, and Suncor. On October 16, 2025, such parties entered into a Second Amended and Restated Stockholders' Agreement, which made conforming changes to reflect the Second A&R LanzaJet Investment Agreement and effected other changes agreed to by the parties. On February 11, 2026, the Company and certain other stockholders of LanzaJet entered into a Third Amended and Restated Stockholders' Agreement (the "Third A&R LanzaJet Stockholders' Agreement"), which is the current governing stockholders' agreement with respect to LanzaJet (the "LanzaJet Stockholders' Agreement"). See "Recent Developments" below for additional information regarding the LanzaJet Series A Transaction.

Under the LanzaJet Stockholders' Agreement, each party is required to hold and vote its shares of LanzaJet stock to ensure that LanzaJet's board of directors is composed of seven directors, including one director designated by the Company so long as the Company (together with its applicable affiliates) continues to beneficially own at least 5% of LanzaJet's fully diluted common shares (as provided under the LanzaJet Stockholders' Agreement). The LanzaJet Stockholders' Agreement also provides that the chairperson of the LanzaJet board will be the Company's designee and includes updated provisions relating to transfer restrictions, rights of first refusal, drag-along rights, information rights, indemnification rights and preemptive rights applicable to the stockholders of LanzaJet, including the Company.

The parties to the LanzaJet Stockholders' Agreement may not transfer their LanzaJet shares until June 30, 2026, except for permitted transfers to affiliates or with the prior consent of all of the disinterested directors of the LanzaJet board of directors. LanzaJet has a right of first refusal with regard to all transfers of LanzaJet shares to third parties and if LanzaJet declines to exercise this right, then other major investors that are parties to the agreement are entitled to a pro rata right of first refusal. We and such other parties will also have a pro rata right of first offer with regard to new LanzaJet shares issued or rights to acquire new shares. The parties each hold a put option to require LanzaJet to purchase all of the shares of LanzaJet common stock held by such party upon the occurrence of certain conditions. The LanzaJet Stockholders' Agreement also provides registration rights in connection with an initial public offering of or other registration of LanzaJet securities.

License Agreement with LanzaJet

The Company and LanzaJet entered into an Intellectual Property and Technology License Agreement, dated May 28, 2020 (as amended on October 16, 2025, the "LanzaJet License Agreement"). Under the LanzaJet License Agreement, we granted to LanzaJet a perpetual, worldwide, non-transferrable, irrevocable, royalty-free, sublicensable, exclusive license to all of our intellectual property rights under the License Agreement (as amended from time to time, the "Battelle License Agreement") with Battelle Memorial Institute ("Battelle") as well as other intellectual property owned by us relating to the conversion of ethanol to fuel. We entered into the Battelle License Agreement with Battelle in September 2018, under which Battelle granted to us an exclusive sublicensable commercial license to certain patents related to the conversion of ethanol to fuels. LanzaJet assumed all of our obligations under the Battelle License Agreement, including development, reporting, royalty payment and sublicensing obligations.

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The license granted by us to LanzaJet is exclusive, including as against us, with the exception of certain development projects we are undertaking in collaboration with the U.S. Department of Energy or pursuant to certain grants from the U.S. Department of Energy, for which LanzaJet granted us a worldwide, non- transferable, non-sublicensable, non-exclusive, royalty-free sublicense to the relevant intellectual property rights. LanzaJet also agreed to grant us a non-exclusive sublicense at most-favored nation pricing to fulfill certain pre-existing SAF obligations if we are unable to fulfill these obligations through other off-take agreements.

The LanzaJet License Agreement has an indefinite term. If LanzaJet fails to perform its obligations under the Battelle License Agreement, we may continue to perform our obligations under such agreement. LanzaJet may terminate the LanzaJet License Agreement immediately upon notice to us if a material portion of the licensed subject matter is determined by a court to be invalid. We may terminate the agreement upon 30 days' written notice if LanzaJet materially breaches the agreement and fails to cure such breach pursuant to the terms of the LanzaJet License Agreement after receiving notice of the breach. If the agreement is terminated, LanzaJet's license will cease immediately but any sublicenses granted by LanzaJet prior to termination of the agreement will survive, subject to their terms. We and LanzaJet agreed to indemnify the other against certain third-party claims.

LanzaJet Note Purchase Agreement

On November 9, 2022, we and the other LanzaJet shareholders entered into the LanzaJet Note Purchase Agreement, pursuant to which LanzaJet Freedom Pines Fuels LLC ("FPF"), a wholly owned subsidiary of LanzaJet, will issue, from time to time, notes in an aggregate principal amount of up to $147.0 million (the "LanzaJet Notes"), comprised of approximately $113.5 million aggregate principal amount of 6.00% Senior Secured Notes due December 31, 2043 and $33.5 million aggregate principal amount of 6.00% Subordinated Secured Notes due December 31, 2043. We committed to purchase $5.5 million of Subordinated Secured Notes in a funding which occurred on May 1, 2023. The Senior Secured Notes are secured by a security interest over substantially all assets of FPF, and both the Senior Secured Notes and the Subordinated Secured Notes are secured by a security interest over all intellectual property owned or in-licensed by LanzaJet. LanzaJet also provides a guarantee of any costs and expenses required to complete the LanzaJet Freedom Pines Demonstration Facility and achieve commercial operation.

Each purchaser of LanzaJet Notes under the LanzaJet Note Purchase Agreement is also entitled to receive a warrant for the right to purchase 575 shares of common stock of LanzaJet for each $10,000 of LanzaJet Notes purchased by such purchaser. On May 1, 2023, we received warrants to purchase 316,250 shares of common stock of LanzaJet for an exercise price of $0.01 per share in connection with our purchase of $5.5 million of LanzaJet Notes.

Under the LanzaJet Note Purchase Agreement, FPF must provide periodic progress reports and financial information to the noteholders, in addition to providing notice of certain significant events. Additionally, FPF is restricted from undertaking certain transactions or making certain restricted payments while the LanzaJet Notes are outstanding. The LanzaJet Note Purchase Agreement may be amended with the approval of FPF and all noteholders. Upon an event of default under the Note Purchase Agreement, each purchaser may accelerate its own LanzaJet Notes. Enforcement against the collateral securing the LanzaJet Notes requires the approval of certain holders as specified in the LanzaJet Notes. Under the LanzaJet Note Purchase Agreement, FPF has agreed to indemnify the noteholders for certain liabilities. See "Recent Developments" below for additional information regarding the LanzaJet Note Purchase Agreement.

Mitsui Alliance Agreement

On February 15, 2022, we entered into an amended and restated collaboration agreement with Mitsui which was further amended on March 24, 2022 and October 2, 2022 (as amended, the "Mitsui Alliance Agreement"). Under the Mitsui Alliance Agreement, Mitsui must use commercially reasonable efforts to promote our gasification, waste-to-ethanol and CarbonSmart technology and establish commercial facilities using this technology in Japan. In exchange, we agreed to exclusively promote and designate Mitsui as our preferred provider of investment and off-take services worldwide, as well as our preferred provider of engineering, procurement and construction services in Japan, subject to exceptions for certain of our existing commercial partnerships that allow us to recommend Brookfield as a provider of investment services in specified circumstances, including the Brookfield Framework Agreement. We and Mitsui agreed to share prospective customer information and to structure package offerings of our combined services through either a joint venture or royalty payment structure.

Under the Mitsui Alliance Agreement, we may not recommend any alternative provider of the aforementioned services without the advance written consent of Mitsui. In addition, we agreed to provide Mitsui with the right to first

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offer its services to any customer who requires or requests these services. We must obtain written consent from Mitsui before soliciting customers or marketing or recommending our waste-to-ethanol technology in Japan.

The Mitsui Alliance Agreement may be terminated by Mitsui without cause with three months' notice. The agreement may be terminated by us or Mitsui if the other party becomes insolvent or if the agreement is materially breached and the breaching party fails to cure within 30 days after receiving notice of the breach. We and Mitsui have agreed to indemnify each other against certain third-party claims.

Shougang Joint Venture

Articles of Association of Beijing Shougang LanzaTech Technology Co., Ltd

Through our subsidiary LanzaTech Hong Kong Limited, a limited liability company organized in Hong Kong, we hold approximately 9.3% of the outstanding shares of Beijing Shougang LanzaTech Technology Co., Ltd (the "Shougang Joint Venture") as a result of our contribution of certain intellectual property rights (see "—Shougang Joint Venture License Agreement" below). Our rights and responsibilities as a holder of such shares are set forth in the Shougang Joint Venture's Articles of Association, effective November 2021 as amended. The Shougang Joint Venture is a company limited by shares that survives in perpetuity.

Under the Articles of Association, shares issued before any public offering may not be transferred within one year from the date on which the Shougang Joint Venture's shares are listed and traded on a stock exchange.

Shougang Joint Venture License Agreement

On December 21, 2022, we entered into an Intellectual Property Rights License Agreement with the Shougang Joint Venture (as subsequently amended, the "Shougang Joint Venture License Agreement"). Under the Shougang Joint Venture License Agreement, we granted the Shougang Joint Venture a license to certain of our intellectual property rights, including certain patented fermentation processes, alcohol production processes, novel microorganisms, trace media and trademarks. The licenses we granted to the Shougang Joint Venture are (a) a non-transferable (except with our written consent), exclusive, sublicensable commercial license under the licensed subject matter to produce ethanol using feedstock that is a direct by-product of the manufacture of steel, iron or a ferro-alloy at commercial facilities in the People's Republic of China, and (b) a non-transferable, non-exclusive, sublicensable commercial license under the licensed subject matter, to produce ethanol using other feedstock sources at commercial facilities in China. The Shougang Joint Venture may sublicense its rights to third-party contractors acting on its behalf, and may grant commercial sublicenses in the People's Republic of China, in each case subject to certain conditions.

In consideration for the licenses we granted to the Shougang Joint Venture, the Shougang Joint Venture agreed to pay us a royalty on a graduated scale from 8% to 20% of all sublicensing revenues that become payable to the Shougang Joint Venture in connection with the establishment and sublicensing of certain commercial facilities by the Shougang Joint Venture after the first commercial facility. We have not recognized royalty revenue from the Shougang Joint Venture since the second quarter of 2024. The Shougang Joint Venture License Agreement, as amended, provides that all developed technology that results from the exercise of the licenses granted, is based upon or incorporates the licensed subject matter, or is used in the design, construction, debugging, operation or maintenance of the fermentation block, shall be jointly owned by the Shougang Joint Venture and our subsidiary, LanzaTech NZ, Inc. Each party has the right to license and assign its ownership interests to third parties without need for consent from or accounting to the other parties. Patent application rights beyond gas fermentation (such as gas pretreatment, product extraction, product dehydration, wastewater treatment) belong solely to the Shougang Joint Venture.

The Shougang Joint Venture has a right to cooperate with third parties regarding any commercial license under the licensed subject matter, subject to certain conditions. We agreed not to enter into any agreement with any third party preventing the Shougang Joint Venture's rights on the licensed subject matter in China. If the Shougang Joint Venture has not entered negotiations or signed an agreement with a third party for commencement of a project within a certain period of time, we will be free to engage with such third party ourselves.

The Shougang Joint Venture License Agreement will continue until the earlier of (a) the date the final licensed intellectual property right expires or terminates, (b) the date the last commercial facility is permanently decommissioned and (c) termination of the agreement.

Brookfield Framework Agreement

On October 2, 2022, we entered into a framework agreement with Brookfield (as amended by Amendment No. 1 to the Brookfield Framework Agreement, dated July 10, 2025, the "Brookfield Framework Agreement") for an initial term ending December 3, 2028. Under such agreement, LanzaTech agreed to exclusively offer Brookfield the opportunity to acquire or invest in certain projects to construct commercial production facilities employing carbon capture and transformation technology in the U.S., the European Union, the United Kingdom, Canada or Mexico for which LanzaTech is solely or jointly responsible for obtaining or providing equity financing, subject to certain exceptions. LanzaTech agreed to present Brookfield with projects that over the term of the agreement require equity funding of at least $500 million in the aggregate. With respect to projects acquired by Brookfield, LanzaTech is entitled to a percentage of free cash flow generated by such projects determined in accordance with a hurdle-based return waterfall. Brookfield has no obligation under the Brookfield Framework Agreement to invest in any of the projects. There have been no investments in projects to date.

Brookfield SAFE

On October 2, 2022, concurrently with the Brookfield Framework Agreement, we entered into a Simple Agreement for Future Equity with Brookfield (the "Brookfield SAFE"). Under the Brookfield SAFE, we agreed to issue to Brookfield the right to certain shares of Legacy LanzaTech's capital stock, in exchange for the payment of $50 million ("the Initial Purchase Amount"). On February 14, 2025, LanzaTech and Brookfield entered into a Loan Agreement (the "Original Brookfield Loan Agreement"), and concurrently terminated the Brookfield SAFE.

Brookfield Loan

On February 14, 2025, the Company and Brookfield terminated the Brookfield SAFE and all rights and obligations, and concurrently entered into the Original Brookfield Loan Agreement. As of that date, the Brookfield SAFE had not converted as a qualifying financing had not occurred and no qualified project investments had been presented to Brookfield. The Framework Agreement, as described above, remains in full effect.

Under the Original Brookfield Loan Agreement, Brookfield was deemed to have loaned to LanzaTech, and LanzaTech was deemed to have borrowed from Brookfield $60.0 million, representing the $50.0 million under the Brookfield SAFE plus accrued interest at a rate of 8.00% per annum, compounded annually from October 2, 2022 to and including February 14, 2025. The initial principal payment of $12.5 million to Brookfield was due on or prior to February 21, 2025 and has been paid. For each $50.0 million of aggregate equity funding required for qualifying projects presented to Brookfield in accordance with the Framework Agreement, $5.0 million of the remaining outstanding principal amount would be deemed to be repaid.

On July 10, 2025, the Company and Brookfield entered into Amendment No. 1 to the Brookfield Loan (the "Amended Brookfield Loan Agreement"). Under the Amended Brookfield Loan Agreement, the maturity date of the Brookfield Loan is extended from October 3, 2027 to December 3, 2029. See *Note 6 — Brookfield Instruments* in the Company's consolidated financial statements.

Government Regulation

Environmental Regulation

Our business, along with the businesses of our customers who license our technology, is governed by various international, national, and regional laws regarding renewable fuels, environmental protection, and the ethanol industry. These regulations affect our operations by imposing requirements such as:

- existing and proposed business operations or the need to install enhanced or additional pollution controls;

- need to obtain and comply with permits and authorizations;

- liability for exceeding applicable permit limits or legal requirements; and

- specifications related to the ethanol we market and produce.

GHG emissions are subject to environmental laws and regulations in the various jurisdictions in which we and our customers have operations. In the normal course of business, we and our customers and partners may be involved in

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legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, and similar environmental laws.

Some of our and our customers' operations are within jurisdictions that have or are developing regulatory regimes governing emissions of GHGs, including CO_2. These include existing coverage under the European Union Emission Trading System, the California Cap and Trade Scheme, India's Performance, Achieve and Trade scheme, South Africa's Trade Exposure and Greenhouse Gas Benchmark Regulations, the Tokyo Cap-and-Trade Program, China's Emission Trading Scheme and any potential expansions of these policies or related policies.

While carbon reduction legislation may support the business case for implementing carbon capture technology, we cannot predict the manner or extent to which such legislation may affect our customers and partners and ultimately help or harm our business.

Our business could be affected in the future by additional international, national, and regional regulation, pricing of GHG emissions or other climate change legislation, regulation, or agreements. The potential relaxing of requirements to reduce or mitigate the effects of GHG emissions could also negatively impact our business. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation, regulations or agreements. Potential consequences of new obligations could include increased technology, transportation, material, and administrative costs and may require us to make additional investments in our operations. As we continue distributing our technology to our target markets, international, national, or regional government entities may seek to impose regulations or competitors may seek to influence regulations through lobbying efforts.

Fuel Ethanol Regulation

Various governmental programs globally impact the supply and demand for ethanol, which can impact many of our customers and partners' operations. In the U.S., the Renewable Fuel Standard II (RFS II) mandates the use of renewable fuels, with the Environmental Protection Agency influencing ethanol volumes. Currently, ethanol derived from LanzaTech's industrial emissions does not qualify for Renewable Identification Numbers under RFS II. Regulatory and trading policies at the international, federal, and state levels will affect ethanol supply for our target markets.

Chemical Regulation

Regulatory issues surrounding the approval of chemicals from new pathways and the import of genetically modified microorganisms ("GMM") vary by jurisdiction but share common elements, such as safety in production and end-use, required testing, and notification procedures. Despite being chemically identical to regulated substances, new production routes often require similar approval processes as outlined by the US Toxic Substances Control Act and the EU's REACH program. The import and use of GMM, including biocatalysts, are also encompassed by these regulations. To date, we have secured around 26 approvals for our biocatalysts across the USA, China, India, Austria, Belgium, and Japan. Given the unique approval requirements in each jurisdiction, we engage external experts to streamline the process, as legislation concerning new pathways is still evolving to align with global best practices.

Human Capital

During 2025, we implemented a workforce reduction at our Skokie, Illinois location.

As of December 31, 2025, we had 192 employees working for LanzaTech in the United States, China, India, the United Kingdom and the European Union. We have no collective bargaining agreements with our employees.

Corporate Information

We were incorporated in Delaware on January 28, 2021, under the name AMCI Acquisition Corp. II ("AMCI"), in order to effectuate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. AMCI completed its initial public offering on August 6, 2021. On February 8, 2023 (the "Closing Date"), AMCI and LanzaTech NZ, Inc. ("Legacy LanzaTech") consummated a business combination pursuant to that certain Merger Agreement dated as of March 8, 2022, as amended on December 7, 2022, by and among Legacy LanzaTech, AMCI and AMCI Merger Sub, Inc. ("Merger Sub"). As contemplated by the Merger Agreement, Merger Sub merged with and into Legacy LanzaTech, with Legacy LanzaTech continuing as the surviving corporation and as a wholly owned subsidiary of AMCI (the "Business Combination"). On the Closing Date, AMCI changed its name to LanzaTech Global, Inc.

The following chart illustrates the organizational structure of LanzaTech and its subsidiaries as of December 31, 2025:


LanzaTech Global, Inc.
Delaware USA
100% owned subsidiary
Ownership 50% or less
LanzaTech NZ, Inc.
Delaware USA
LanzaTech Private Limited
India
LanzaTech Hong Kong Limited
Hong Kong
LanzaTech NZ Limited
New Zealand
LanzaTech SPV LLC
Delaware USA
LanzaTech UK Limited
United Kingdom
LanzaTech NP LLC
Delaware USA
LanzaTech EU B.V.
The Netherlands
Belgium Branch
Belgium
LanzaTech, Inc.
Delaware USA
LanzaTech Fuels UK Limited
United Kingdom
LanzaTech China Limited
China
Beijing Shougang-LanzaTech Technology Co., Ltd.
China
LanzaTech Exelixis SPV AS
Norway
LanzaTech TX LLC
Texas USA
LanzaTech Freedom Pines Biorefinery LLC
Delaware USA
LanzaX LLC
Delaware USA
LanzaTech B.V.
The Netherlands
LanzaJet, Inc.
Delaware USA
LanzaJet Freedom Pines Fuels LLC
Delaware USA
LanzaTech Dragon SPV A Limited
United Kingdom
LanzaTech Dragon SPV G Limited
United Kingdom

Company Website and Available Information

LanzaTech's website address is www.lanzatech.com. We use our website as a channel of distribution for company, financial and other information. Our website also includes information about our corporate governance. We intend to post on our website any amendment or waiver of the Code of Business Ethics with respect to a member of our Board or any of the executive officers named in our proxy statement. Information contained on our website is not part of this report.

On the Investor Relations page on our website, we make available our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC maintains www.sec.gov, containing annual, quarterly and current reports, proxy statements and other information we file electronically with the SEC.

Recent Developments

As previously announced, LanzaTech is focused on shifting its core operations from research and development to globally deploying the Company's proven technology. We are streamlining our priorities to sharpen our business focus and improve our cost structure and evaluating other liquidity enhancing initiatives, including pursuing capital raising, partnership or asset-related opportunities, and other strategic options.

January 2026 Financing and Related Transactions

On January 21, 2026, the Company completed a private placement of its common stock to certain existing and new institutional investors pursuant to subscription agreements, issuing 4,000,000 shares ("Subscribed Shares") at $5.00 per share for gross proceeds of $20.0 million, and 510,968 bonus shares to such investors in consideration for funding their purchase price no later than January 21, 2026 (the "January 2026 Financing"). The securities were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. These transactions do not affect the Company's financial position or results for the periods presented.

On January 21, 2026, the Company filed a Second Amended and Restated Certificate of Designation for its Series A Convertible Senior Preferred Stock, which, upon the closing of the January 2026 Financing, resulted in the automatic conversion of all outstanding shares of Series A Convertible Senior Preferred Stock (the "Preferred Stock") into 3,250,322 shares of common stock (the "Preferred Stock Conversion") and eliminated the Preferred Stock's mandatory redemption provisions. The Preferred Stock Conversion occurred after year-end and does not affect previously reported results.

Concurrently with the January 2026 Financing and pursuant to the Series A Convertible Senior Preferred Stock Purchase Agreement, dated May 7, 2025 and as amended on June 2, 2025 and September 22, 2025 (as amended, the "Preferred Stock Purchase Agreement"), by and between the Company and LanzaTech Global SPV, LLC, an entity controlled by an existing investor (the "Preferred Stockholder"), the Company issued to the Preferred Stockholder a warrant (the "PIPE Warrant") to purchase 7,800,000 shares of common stock at an exercise price equal to $0.0000001 per share (subject to adjustments in certain events) ("PIPE Warrant Shares"). The PIPE Warrant is exercisable at any time prior to 5:00 p.m. New York City time on December 31, 2026 (the "Expiration Time"), and, if unexercised, will be automatically exercised on a cashless (net-share) basis immediately prior to the Expiration Time.

In connection with the foregoing, the Company and the Preferred Stockholder entered into a waiver under which the Preferred Stockholder waived the original deadline for filing a resale registration statement for the PIPE Warrant Shares and the Company agreed to file such resale registration statement within 60 business days following issuance of the PIPE Warrant Shares to the Preferred Stockholder.

LanzaJet Transaction

On February 11, 2026, LanzaTech, Inc., a wholly owned subsidiary of the Company, entered into a Series A Preferred Stock Purchase and Exchange Agreement (the "LanzaJet Series A Stock Purchase Agreement") with LanzaJet and certain investors (the "Series A Investors"). The Series A Stock Purchase Agreement provides for (i) the issuance and sale by LanzaJet of its Series A Preferred Stock, (ii) the exchange by certain holders of LanzaJet common stock and warrants for newly created Class C common stock and corresponding warrants on a 1:1 basis, and (iii) the exchange or conversion of certain LanzaJet convertible securities into newly created preferred stock of LanzaJet (collectively, the "Series A Transaction"). The Series A Transaction may occur in one or more closings, including an initial closing that occurred effective February 11, 2026 (the "Initial Closing").

At the Initial Closing, the Company purchased 455,522 shares of Series A Preferred Stock for an aggregate purchase price of $2.0 million and exchanged 60,316,250 shares of LanzaJet common stock for 60,316,250 shares of newly issued Class C Common Stock.

In connection with the Series A Transaction, LanzaJet filed a Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to authorize the Series A Preferred Stock and Class C Common Stock and to establish the rights and preferences of these securities. LanzaJet, the Company and certain other stockholders also entered into a Third Amended and Restated Stockholders' Agreement, which, among other matters, updates governance, transfer and other provisions and provides the Company with the right to designate one member of the seven-member LanzaJet board of directors so long as the Company and its affiliates beneficially own at least 5% of LanzaJet's fully diluted common shares.

As a result of the Series A Transaction, the Company's ownership interest in LanzaJet decreased from approximately 53.16% as of December 31, 2025 to approximately 45.6% on a fully diluted basis as of February 11, 2026. The Company continues to account for its investment in LanzaJet under the equity method of accounting.

Second Amendment to Note Purchase Agreement

On February 11, 2026, FPF and the holders of the LanzaJet Notes entered into a Second Amendment to the Note Purchase Agreement (the "Second NPA Amendment"). Among other changes, the Second NPA Amendment (i) amended the repayment terms of the LanzaJet Notes to defer the commencement of principal payments until the later of the first semi-annual payment date following the six-month anniversary of the commencement of commercial operations and June 30, 2027 and (ii) permits up to $25,000,000 in debt to rank senior in priority to the LanzaJet Notes.

Management evaluated the impact of the above transactions and determined that they represent a non-recognized subsequent event under ASC 855. Accordingly, no adjustments have been made to the accompanying consolidated financial statements as of and for the year ended December 31, 2025.

Item 1A. Risk Factors

An investment in our equity securities involves a high degree of risk. Before you make a decision to buy our equity securities, in addition to the risks and uncertainties discussed in the section titled "Forward-Looking Statements," you should carefully consider the risks and uncertainties described below, together with all of the other information contained in this annual report, including our financial statements and related notes appearing at the end of this annual report and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our equity securities could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business and Industry

There is substantial doubt about our ability to continue as a going concern.

The Company has recurring net losses and anticipates continuing to incur losses. As of December 31, 2025, we had cash and cash equivalents of $13.2 million, and accumulated deficit of $(1,018.6) million, along with cash outflows from operations of $(64.9) million and net loss of $(49.0) million for the year ended December 31, 2025. Based on our liquidity position as of December 31, 2025 and our current forecast of operating results and cash flows, we anticipate that we will not have sufficient resources to fund our cash obligations for the next 12 months following the issuance of our consolidated financial statements for the year ended December 31, 2025. Management has concluded that our ability to continue as a going concern is dependent on our ability to execute our business plan, raise significant amounts of additional capital and/or implement other strategic options. The Company is actively pursuing the above actions. However, because certain of the actions described above are subject to market and other conditions not within the Company's control, management has concluded that these plans do not alleviate substantial doubt about the Company's ability to continue as a going concern.

If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Further, the perception that we may be unable to continue as a going concern may impede our ability to pursue strategic opportunities or operate our business due to concerns regarding our ability to fulfill our contractual or performance obligations. In addition, if there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all. Perceived uncertainties related to our ability to continue as a going concern and speculation regarding the status of the various strategic options that the Company is considering, could impact our ability to retain, attract, or strengthen our relationships with key personnel and other employees, and could impact our ability to retain, attract or strengthen our relationships with current and potential partners, which may cause them to terminate, or not renew or enter into, arrangements or projects with us.

We will require substantial financing to fund our operations which may result in restrictions on our operations or substantial dilution to our stockholders, and which might not be available on acceptable terms, if at all.

Our operations have consumed substantial amounts of cash since inception. We have historically funded our operations through the Business Combination, issuances of equity securities, and debt financing, as well as from revenue generating activities with commercial and governmental entities. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business.

Management has concluded that there is substantial doubt about our ability to continue as a going concern, and therefore, we are currently evaluating options to enhance our liquidity position with financing. Securing financing in sufficient amounts will require substantial time and attention from our management, which may adversely affect our ability to conduct our day-to-day operations and execute on our business initiatives. We may incur additional significant legal, accounting and advisory fees and other expenses, some of which may be incurred regardless of whether we successfully enter into any financing. Any such expenses will decrease the remaining cash available for use in our business. Additionally, securing financing will be dependent on a number of factors that may be beyond our control, including, among other things, market conditions and the interest of third-party investors. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

To raise additional funds to support our business operations, we may sell additional equity or convertible securities which would result in the issuance of additional shares of our capital stock and dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or secure such debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will have to reduce our operating or investing expenditures, which will cause a delay or reduction in our technology development and commercialization programs, and substantially impair our ability to generate revenues, meet our liquidity needs and continue operations, and holders of our common stock could lose all or a significant portion of their investment. See "—There is substantial doubt about our ability to continue as a going concern" above.

We have incurred losses and anticipate continuing to incur losses.

We have not achieved operating profitability in any quarter since our formation. Our net losses after tax were approximately $49.0 million for the year ended December 31, 2025 and $137.7 million for the year ended December 31, 2024. As of December 31, 2025, we had an accumulated deficit of $1,018.6 million. We anticipate that we will continue to incur losses until we can sufficiently scale our operations. We cannot guarantee when we will operate profitably, if ever. The profitability of products produced using our process technologies depends largely on manufacturing costs and the market prices of the products produced using our process technologies. In the case of the partners with which we have entered licensing agreements, the prices they are able to charge impact the royalty fees we derive from their revenues. We must sustain the relationships we have developed with our current partners and successfully establish relationships with new partners to which we can license our proprietary technologies or with whom we can co-develop plants, and we must continue to find ways to further enhance our technology platform and product portfolio. If we are unable to successfully take these steps, we may never operate profitably, and, even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

If we lose key personnel or are unable to attract, integrate and retain additional key personnel, it could harm our research and development efforts, delay the commercialization of the new process technologies or the new aspects of our existing process technologies, delay the launch of process technologies in our development pipeline and impair our ability to meet our business objectives.

Our business involves complex operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in the many areas necessary for our operations. The loss of any key member of our management team or key research and development or operational employees, or the failure to attract and retain such employees, could prevent us from developing and commercializing new process technologies or the new aspects of our existing process technologies, delay the launch of process technologies in our development pipeline and impair our ability to meet our business objectives.

We may not be able to attract or retain qualified employees due to the intense competition for qualified personnel among technology-based businesses, or due to the scarcity of personnel with the qualifications or experience necessary for our business. Hiring, training and successfully integrating qualified personnel into our operations can be a lengthy and expensive process, and efforts to integrate such personnel may not be successful. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology and given the number of companies in this industry seeking this type of personnel. If we are not able to attract, integrate and retain the necessary personnel to accomplish our business objectives and continue to compensate such individuals competitively, we may experience staffing constraints that will adversely affect our ability to support our internal research and development programs. In particular, our production process development, process engineering, research and development, and plant operations programs are dependent on our ability to attract, integrate and retain highly skilled scientific, technical and operational personnel. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms, or at all. As we continue to expand our operations, these personnel-related risks will increase and we will face additional geography-specific challenges, such as challenges hiring, training, and relocating employees to specific regions or countries and differing tax and regulatory regimes.

We and our industry partners have a limited operating history utilizing our technology with different feedstocks, which may make it difficult to evaluate our future viability and predict our future performance.

We and our partners have a limited operating history utilizing our process technologies with different feedstocks on which to base an evaluation of our business and prospects. Our operating results are not predictable and our historical results may not be indicative of our future results. Few peer companies with our business model exist and none have yet established long-term track records at scale that might assist us in predicting whether our business model and strategy can be implemented and sustained over an extended period of time. It may be difficult to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. We may encounter unanticipated problems as we continue to refine our business model and process technologies, and we may be forced to make significant changes to our anticipated sales and revenue models to compete with our competitors' offerings, which may adversely affect our results of operations and profitability.

We have not yet generated material revenues from new business lines and our revenue forecast must be considered in light of the uncertainty and risks frequently encountered by companies in their early stage of development.

We have not yet generated material revenues from new business lines. We are subject to the risks inherent to early-stage companies seeking to develop, market and distribute new products, particularly companies in evolving markets such as renewable energy and technology. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products in a competitive environment.

Such risks include dependence on the success and acceptance of our products, the ability to attract and retain a suitable partner base, and the management of growth. To address these risks, we must, among other things, further develop and enhance our process technologies, generate increased demand for our products, attract a sufficient partner base, collaborate with partners, respond to competitive developments, and attract, retain and motivate qualified personnel. We are thus subject to many of the risks common to companies in their early stage of development, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues.

We may not be successful in scaling our cohort-based commercialization model, which remains central to our long-term strategy.

During 2025, we continued implementing strategic actions designed to streamline commercialization across our operational structure, enhance capital efficiency, and accelerate deployment of its platform technology. These actions reflect a continued shift away from one-off projects and toward greater execution consistency, capital discipline, and long-term revenue generation.

Under this cohort-based operating model, commercial projects are grouped into cohorts based on their stage of maturity, financing readiness, and offtake progress. Under this model, each cohort progresses through defined development stages—from early-stage services and engineering support to equipment deployment, licensing, and ultimately recurring revenue from product sales and potential carbon credits.

This model is intended to:

• Systematically de-risk execution by applying learnings from prior deployments;

• Align resources and capital allocation around milestone-based progression; and

• Build revenue visibility as projects advance toward operations.

A portion of anticipated near-term revenue remains linked to projects supported directly or indirectly by U.S. government programs, including those administered by the Department of Energy ("DOE"). Timing of certain project milestones is dependent on government funding processes and related approvals. Any delays in government funding, including those arising from administrative delays or federal budget disruptions, could result in the postponement of grant awards or cooperative agreements and financing bottlenecks for cost-share projects reliant on DOE commitments. Such delays could defer expected revenue recognition from project services, equipment sales, or offtake-linked products, particularly for projects in earlier cohorts where DOE involvement plays a key role.

While we continue to actively manage funding risk by pursuing diversified project funding sources, engaging private capital partners, and sequencing project cohorts to align with available capital, these efforts may not be successful, and prolonged government funding delays could negatively impact the timing of certain revenue streams and increase working capital pressure in the near term.

Scaling the cohort-based commercialization model remains central to our long-term strategy. Execution will depend on continued access to capital, disciplined project selection, and effective coordination across technical, regulatory, and financing workstreams.

The success of our partners' plant operations is significantly dependent upon the strong execution and operation of each project by the respective industry partner as we rely, and expect to continue to rely, heavily on industry partners to effect our growth strategy and to execute our business plan. Our failure to successfully maintain and manage these relationships and enter into new relationships could delay our anticipated timelines, prevent the successful development and commercialization of products produced using our process technologies, negatively impact our financial results and prevent us from achieving or sustaining profitability.

Our ability to successfully maintain and manage partnering arrangements and enter into new partnering arrangements are critical factors to the success of our business and growth. We rely, and expect to continue to rely, heavily on such arrangements. We have limited or no control over the amount or timing of resources that any third party commits to negotiating a partnering arrangement with us or, if negotiated and entered into, the timing or amount of resources that a third party will commit to our projects. Any third party with which we are in negotiations may experience a change of policy or priorities and may discontinue negotiations with us. Any of our industry partners may fail to perform their obligations as expected. These industry partners may breach or terminate their agreements with us or otherwise fail to conduct their partnering activities successfully and in a timely manner. Further, our industry partners may not develop commercially viable products in connection with our partnering arrangements or devote sufficient resources to the development, manufacture, marketing and sale of products produced using our process technologies. Moreover, disagreements with an industry partner could develop, and any such conflict could reduce our ability to enter into future partnering agreements and negatively impact our relationships with one or more existing industry partners. Any of these events could delay our anticipated timelines, prevent the successful development and commercialization of products produced using our process technologies, negatively impact our financial results, and prevent us from ever achieving or sustaining profitability. These negative consequences could be augmented in the event that we are forced to seek replacement partners.

Our current and future partnering opportunities could be harmed if:

• we do not achieve our objectives under our arrangements in a timely manner, or at all;

• we disagree with our industry partners as to rights to intellectual property we jointly develop or that they must license from us, or as to their research programs or commercialization activities;

• we are unable to successfully manage multiple partnering arrangements occurring at the same time;

• applicable laws, regulations or state actors, domestic or foreign, impede our ability to enter into strategic arrangements;

- we develop processes or enter into additional partnering arrangements that conflict with the business objectives of our other arrangements;

- our industry partners become competitors of ours or enter into agreements with our competitors; or

- consolidation in our target markets limits the number of potential industry partners.

Additionally, because we have entered into exclusive arrangements with industry partners, other potential partners in our industry may choose to compete against us, rather than partner with us. This may limit our partnering opportunities and harm our business and prospects. Our business also could be negatively impacted if any of our industry partners undergoes a change of control or assigns the rights or obligations under any of our agreements. If any of our industry partners were to assign these agreements to our competitors or to a third party who is not willing to work with us on the same terms or commit the same resources as the current industry partner, our business and prospects could be adversely affected.

Even if we are successful in entering into strategic partnering arrangements, there are a number of different arrangements that we can pursue, and there are no assurances that we will select and negotiate the best arrangements for us and our stockholders.

We seek to commercialize our process technologies by pursuing licensing arrangements in some markets and seek arrangements to co-develop projects in others. Our business strategy is based on a wide variety of factors, including the size and competitive environment in each market, and our perceived ability to best monetize our proprietary technology. The types of arrangements we enter into with our industry partners will be significant in determining the amount of risk and control that we maintain with respect to the development and commercialization of products produced using our process technologies. The contractual arrangements with our industry partners will also determine the amount of capital we need to contribute to a particular project, as well as the revenue we may receive and the margins associated with any sale of products produced using our process technologies. We will need to analyze these issues properly and negotiate corresponding arrangements with our industry partners to efficiently balance the amount of risk we take, the level of control we maintain and the amount of revenues and margins we obtain with respect to the products produced using our process technologies. There are no assurances that we will select and negotiate the best arrangements for us and our stockholders. Failure to choose optimal arrangements could result in delays or failures in the commercial development of certain products produced using our process technologies, sub-optimal economic returns and capital commitments that negatively impact our business, and our ability to successfully pursue multiple opportunities in parallel.

We have entered into and anticipate entering into non-binding letters of intent, memoranda of understanding, term sheets and other arrangements with potential industry partners and cannot assure you that such arrangements will lead to definitive agreements. If we are unable to finalize these arrangements in a timely manner and on terms favorable to us, our business will be adversely affected.

We have engaged in negotiations with a number of companies and have agreed to preliminary terms regarding the development and commercialization of certain products produced using our process technologies. We may be unable to negotiate final terms in a timely manner, or at all, and there is no guarantee that the terms of any final, definitive, binding agreement will be the same or similar to those currently contemplated in a preliminary agreement. Final terms may be less favorable to us than those set forth in the preliminary agreements. Delays in negotiating final, definitive, binding agreements could slow the development and commercialization of products produced using our process technologies. Failure to agree to final terms for the development and commercialization of such products could prevent us from growing our business, result in wasted resources and cause us to consume capital significantly faster than we currently anticipate.

We continue to face significant risks associated with our international expansion strategy.

We are continuing to seek new opportunities to produce and commercialize products using our process technologies outside the United States through entering into licensing and co-development arrangements with new and existing industry partners. Our international business operations are subject to a variety of risks, including:

- challenges associated with operating in diverse cultural and legal environments, including legal restrictions that impact our ability to enter into strategic partnering arrangements;

- the need to comply with a variety of U.S. laws applicable to the conduct of overseas operations, including export control laws and the Foreign Corrupt Practices Act and local law requirements;

- our ability, or reduced ability, to protect our intellectual property in certain countries;

- potential for longer sales cycles in certain countries;

- changes in or interpretations of foreign rules and regulations that may adversely affect our or our industry partners' ability to produce or sell products manufactured using our process technologies or repatriate profits to the United States;

- economic, political or social instability in foreign countries;

- changes in demand for products produced using our process technologies in international markets;

- the imposition of tariffs and other foreign taxes;

- the imposition of limitations on, or increase of, withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

- limitations on the production or movement of genetically engineered products or processes and the production or sale of products or processes manufactured using genetically engineered products, into, out of and within foreign countries; and

- the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

Our inability to overcome these obstacles could harm our business, financial condition, and operating results. Even if we are successful in managing these obstacles, our industry partners internationally are subject to these same risks and may not be able to manage these obstacles effectively.

Construction of our or our partners' plants may not be completed in the expected timeframe or in a cost-effective manner. Any delays in the construction of plants could severely impact our business, financial condition, results of operations and prospects.

Our projected financial performance and results of operations depend on our ability and our partners' abilities to construct several commercial scale plants. With respect to these future plants, we and our partners also do not have agreements with engineering, procurement or construction firms. Consequently, we cannot predict on what terms such firms may agree to design and construct future plants.

If we and our partners are unable to construct these plants within the planned timeframes, in a cost-effective manner or at all due to a variety of factors, including, but not limited to, a failure to acquire or lease land on which to build plants, a stoppage of construction as a result of any global health crises or pandemic, the imposition or heightening of tariffs, sanctions or other economic or military measures in relation to the current conflicts in Europe and the Middle East, unexpected construction problems, permitting and other regulatory issues, severe weather, labor disputes, and issues with subcontractors or vendors, including payment disputes, our business, financial condition, results of operations and prospects could be severely impacted.

The construction and commission of any new project is dependent on a number of contingencies some of which are beyond our and our partners' control. There is a risk that significant unanticipated costs or delays could arise due to, among other things, errors or omissions, unanticipated or concealed project site conditions, including subsurface conditions and changes to such conditions, unforeseen technical issues or increases in plant and equipment costs, insufficiency of water supply and other utility infrastructure, or inadequate contractual arrangements. Should these or other significant unanticipated costs arise, this could have a material adverse impact on our business, financial condition, results of operations and prospects. No assurance can be given that construction will be completed on time or at all, or as to whether we and our partners will have sufficient funds available to complete construction.

Failure to continuously reduce operating and capital costs for our and our partners' facilities that deploy our process technologies may impact adoption of our process technologies and could severely impact our business, financial condition, results of operations and prospects.

We anticipate the deployment of numerous commercial facilities to accelerate the commercialization of our process. If we are unable to adequately reduce and control the operating and capital costs of our and our partners' facilities that deploy our process technologies, we will be unable to realize manufacturing volume and cost targets. We and our partners may have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current business model. This could slow the market adoption of our process technologies and products, damage our reputation with current or prospective industry partners and investors, and harm our business, financial condition, results of operations and prospects.

Maintenance, expansion and refurbishment of our and our partners' facilities, the construction of new facilities and the development and implementation of our new process technologies or new aspects of our existing process technologies involve significant risks.

Our facilities and our partners' facilities may require regular or periodic maintenance, upgrading, expansion, refurbishment or improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce the facilities' production capacity below expected levels, which would reduce our and our partners' production capabilities and ultimately our revenues. Unanticipated capital expenditures associated with maintaining, upgrading, expanding, repairing, refurbishing, or improving facilities may also reduce our profitability. Our facilities and our partners' facilities may also be subject to unanticipated damage as a result of natural disasters, terrorist attacks or other events.

If we or our partners make any major modifications to facilities, such modifications likely would result in substantial additional capital expenditures and could prolong the time necessary to bring the facility online. We or our partners may also choose to refurbish or upgrade facilities based on our assessment that such activity will provide adequate financial returns. However, such activities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs and timing, which could harm our business, financial condition, results of operations and cash flows.

The construction of new manufacturing facilities entails a number of risks and assumptions, including the ability to begin production within the cost and timeframe estimated and to attract a sufficient number of skilled workers to meet the needs of the new facility. Additionally, our and our partners' assessment of the projected benefits associated with the construction of new manufacturing facilities is subject to a number of estimates and assumptions, which in turn are subject to significant economic, competitive and other uncertainties that are beyond our control. If we or our partners experience delays or increased costs, our estimates and assumptions are incorrect, or other unforeseen events occur, our business, ability to supply our industry partners, financial condition, results of operations and cash flows could be adversely impacted.

Finally, we may not be successful or efficient in developing or implementing new process technologies or new aspects of our existing process technologies. Innovation in production processes involves significant expense and carries inherent risks, including difficulties in designing and developing new process technologies, development and production timing delays, lower than anticipated manufacturing yields, and product defects. Disruptions in the production process can also result from errors, defects in materials, delays in obtaining or revising operating permits and licenses, returns of product from our industry partners, interruption in our supply of materials or resources, and disruptions at our or our partners' facilities due to accidents, maintenance issues, or unsafe working conditions, all of which could affect the timing of production ramps and yields. Production issues can lead to increased costs and may affect our and our partners' ability to meet product demand, which could adversely impact our business and results from operations.

Our government grants are subject to uncertainty, which could harm our business and results of operations.

We have sought and may continue to seek to obtain government grants in the future to offset a portion of the costs of our research and development, commercialization, and other activities. We cannot be certain that we will be able to secure any such government grants in a timely fashion, or at all. Moreover, any of our existing grants or new grants that we may obtain may be terminated, modified, or recovered by the granting governmental body. If such grant funding is discontinued, our revenue and cash received from grants will decrease. If we do not receive grants we are counting on, our liquidity will be impacted, which will impact our ability to grow or maintain our business.

We may also be subject to additional regulations and audits by government agencies as part of routine audits of our activities funded by our government grants. As part of an audit, these agencies may review our performance, cost structures and compliance with applicable laws, regulations and standards. Funds available under grants must be applied by us toward the research and development programs specified by the granting agencies, rather than for all of our programs generally. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any costs already reimbursed may have to be refunded. Accordingly, an audit could result in an adjustment to our revenues and results of operations.

Failure of LanzaJet to successfully complete, commission, scale and operate its initial facility or failure of third parties to adopt the LanzaJet process in their commercial facilities for the production of SAF may severely impact our business, financial condition, results of operations and prospects.

LanzaJet is currently working with its investors, including the Company, and other counterparties to advance commissioning, ramp-up and sustained commercial operations at the Freedom Pines Biorefinery in Soperton, Georgia (the "Soperton facility"). In February 2026, LanzaJet announced the first close of an overall $135 million target equity investment round at a $650 million pre-money enterprise valuation and disclosed that the first close, together with a previously awarded grant from the UK Department for Transport's Advanced Fuels Fund, provides LanzaJet with $47 million in capital. Furthermore, the Company is developing projects to construct and operate facilities that would use the LanzaJet process.

However, there is no guarantee that the Soperton facility will be completed and operated as planned or that third parties will adopt the LanzaJet process in their commercial facilities for the production of SAF. In addition, there is no assurance that LanzaJet will consummate additional closings of its current financing round or otherwise obtain sufficient capital to fund its operations and growth on acceptable terms, that the anticipated benefits of any tolling or similar arrangements will be realized (including continued secured feedstock supply and offtake), or that grants, incentives or other sources of capital will be available when needed. The failure of LanzaJet to successfully achieve sustained commercial operations at the Soperton facility, to obtain sufficient capital to fund its business plan, or of third parties to adopt the LanzaJet process in their commercial facilities could severely impact our business, financial condition, results of operations and prospects.

As of February 11, 2026, we currently have an approximately 45.6% ownership interest on a fully diluted basis in LanzaJet and do not control LanzaJet. Although we have the right to nominate one of seven representatives to LanzaJet's board of directors (subject to continued satisfaction of applicable ownership thresholds), we are not able to make decisions on behalf of LanzaJet without support from other directors and stockholders, and LanzaJet's interests, strategic priorities and risk tolerance may diverge from ours. In addition, future issuances of equity or equity-linked securities by LanzaJet (including additional closings of its current financing round) could further dilute our ownership interest and reduce our influence. See "Management's Discussion and Analysis of Financial

Condition and Results of Operations—Recent Developments" for additional information regarding LanzaJet's recent financing and related governance changes.

LanzaJet has an exclusive license to some of our intellectual property related to SAF.

Pursuant to the LanzaJet License Agreement, we granted to LanzaJet a perpetual, worldwide, non-transferrable, irrevocable, royalty-free, sublicensable, exclusive license to certain intellectual property related to the conversion of ethanol to fuel. This license is exclusive including as to us. With the exception of certain pre-existing SAF obligations and development projects for which we have already been granted sublicenses, we are unable to undertake new SAF production opportunities using the licensed intellectual property, or otherwise use such intellectual property for the conversion of ethanol to fuel, without the prior consent of LanzaJet while the LanzaJet License Agreement is in effect. We cannot guarantee that LanzaJet would grant such consent or otherwise agree to grant to us a license of intellectual property and our receipt thereof would depend on negotiations with our fellow shareholders of LanzaJet.

In connection with the LanzaJet Note Purchase Agreement described in more detail in the section entitled "Business — Key Collaboration Agreements — LanzaJet Agreements — LanzaJet Note Purchase Agreement," LanzaJet collaterally assigned its license from LanzaTech to secure the LanzaJet FPF shareholder debt. In the event of a default by FPF, LanzaJet shareholders could prevent LanzaJet from funding FPF to cure its default and ultimately foreclose on LanzaJet's license.

Our commercial success may be influenced by the price of fossil feedstocks relative to the price of our waste-based feedstocks.

Our commercial success may be influenced by the cost of our and our partners' products produced using our process technologies relative to fossil feedstock-based products. The cost of fossil feedstock-based products is in part based on the price of fossil feedstocks, which are subject to historically fluctuating prices. If the price of waste-based feedstocks increases and/or the price of fossil feedstocks decreases, products produced using our process technologies may be less competitive relative to fossil feedstock-based products. A material decrease in the cost of conventional fossil feedstock-based products may require a reduction in the prices of products produced using our process technologies for them to remain attractive in the marketplace and may negatively impact our revenues.

Fluctuations in the prices of waste-based feedstocks used to manufacture the products produced using our process technologies may affect LanzaTech's or our industry partners' cost structure, gross margin and ability to compete.

The cost to produce the products we commercialize with our industry partners is highly dependent on the cost and usage of various waste-based feedstocks. The prices of many of these feedstocks are cyclical and volatile. An increase in the price of the waste-based feedstocks used to manufacture the products produced using our process technologies would likely change our or our industry partners' cost structure and impact our gross margin. At certain levels, waste-based feedstock prices may make the products produced using our process technologies uneconomical to manufacture.

Although there may be indices that show the pricing of the feedstock used for production that closely track to products produced using our process technologies, there are no assurances that these indices will be valid or, if valid, that current prices will not later change. In addition, we may underestimate the volume of feedstock required to operate at commercial scale. For example, although the feedstock usage quantities are based on predictable chemical reactions, the actual consumption required to produce SAF on a commercial scale may be greater, affecting production cost and impacting production volumes. We cannot control the cost of these feedstocks, and we could underestimate feedstock pricing and volume requirements. These uncertainties could affect our costs, or the costs of our industry partners, and our gross margin. Although we believe that our process technologies can operate on multiple feedstocks in the event that prices of specific feedstocks fluctuate, we have not tested this on a commercial scale and cannot guarantee that feedstocks are interchangeable without requiring significant alterations to our process technologies.

Declines in the prices of feedstocks our competitors use to produce their products could allow them to reduce the prices of their products, which could cause us or our industry partners to reduce the prices of the products produced using our process technologies. This could make it uneconomical for our partners to produce products using our process technologies.

The cost to produce the products our competitors and our industry partners' competitors are commercializing and attempting to commercialize is highly dependent on the cost and usage of various feedstocks. The cost to produce ethanol by our competitors is highly dependent on the prices of corn, sorghum, barley, sugar cane and sugar beets. The prices of many of these feedstocks are cyclical and volatile. Declines in the prices of the feedstocks our competitors use to produce their products could allow our competitors to reduce the prices of their products. This in turn could cause our industry partners to have to reduce the prices of any competing products that are commercialized using our process technologies, or make it uneconomical for our partners to produce products using our process technologies, which would reduce the revenues we generate in connection with our partners' sale of such products. Even the perception of future declines in the feedstocks our competitors utilize may adversely affect the prices our industry partners can obtain from our industry partners or prevent potential industry partners from entering into agreements to buy products produced using our process technologies.

If the availability of the waste-based feedstocks used in our process technologies declines or competition for them increases, we or our business partners may experience delayed or reduced production or be required to raise the prices of the products produced using our process technologies, either of which could reduce the demand for the products produced using our process technologies and our revenue.

The production of products using our process technologies will require large volumes of waste-based feedstocks. We cannot predict the future availability of any waste-based feedstock necessary to produce products using our process technologies. The supply of waste-based feedstocks might be impacted by a wide range of factors, including increased competition, weather conditions, natural disasters, droughts, floods, changes in the waste-producing industries, the imposition or heightening of tariffs, sanctions or other economic or military measures in relation to the current conflicts in Europe and Middle East, or government policies and subsidies. Declines in the availability of the waste-based feedstocks used to produce products using our process technologies could cause delays or reductions in production, increases in the prices of products produced using our process technologies, and reductions in demand for products produced using our process technologies, resulting in reduced revenue for us.

We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape, and our failure to successfully compete with other companies in our industry may have a material adverse effect on our business, financial condition and results of operations and market share.

While we do not believe we have any direct competitors, there can be no assurance that we will not have direct competition in the future, that such competitors will not substantially increase the resources devoted to the development and marketing of their products and services that compete with us, or that new or existing competitors will not enter the market in which we are active.

We face substantial indirect competition from many different sources, including companies that enjoy competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, stronger historical relationships with their customers and more experience and expertise in intellectual property rights and operating within certain international locations.

These competitors may introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch. Competition may increase further as a result of greater availability of capital for investment and increased interest in our industry as more companies seek to facilitate the development of a circular carbon economy. Our competitors may succeed in developing, acquiring or licensing on an exclusive or non-exclusive basis technologies that are more effective or less costly than those we have developed. Our failure to successfully compete may have a material adverse effect on our business, financial condition and results of operations and diminish our market share.

Technological innovation by others could render our technology and the products produced using our process technologies obsolete or uneconomical.

The fuel and chemical industries are characterized by rapid and significant technological change. Our success will depend on our ability to maintain a competitive position with respect to technological advances. Our technology and the products derived from our technology may be rendered obsolete or uneconomical by technological advances by others, more efficient and cost-effective products, or entirely different approaches developed by one or more of our competitors or other third parties. Though we plan to continue to expend significant resources to enhance our technology platform and processes, there are no assurances we will be able to keep pace with technological change.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our financial results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control and are difficult to predict. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to the risk factors stated herein, other factors that could cause our quarterly results of operations to fluctuate include:

- achievement of, or failure to achieve, technology or product development milestones needed to allow us to enter identified markets on a timely and cost-effective basis;

- delays or greater than anticipated expenses associated with the scale-up and the commercialization of process technologies to produce new products;

- changes in the amount that we invest to develop, acquire or license new technologies and processes;

- our ability to successfully enter into partnering arrangements, and the terms of those relationships (including levels of related capital contributions);

- fluctuations in the prices or availability of the feedstocks required to produce products using our process technologies or those of our competitors;

- changes in the size and complexity of our organization;

- changes in general economic, industry and market conditions, both domestically and in our foreign markets;

- business interruptions, including disruptions in the production process at any facility where products produced using our process technologies are manufactured;

- departure of executives or other key management employees;

- changes in the needs for the products produced using our process technologies;

- the development of new competitive technologies or products by others and competitive pricing pressures;

- the timing, size and mix of sales to our industry partners for products produced using our process technologies;

- seasonal production and the sale of products produced using our process technologies; and

- changes in governmental, accounting and tax rules and regulations, environmental, health and safety requirements, and other rules and regulations.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.

Even if we successfully develop process technologies that produce products meeting our industry partners' specifications, the adoption of such process technologies by our industry partners may be delayed or reduced, or our costs may increase, due to customer qualification, negative life cycle assessment or capital investment procedures.

Even if the products produced using our process technologies are produced at contractual or targeted specifications, as the case may be, we or our industry partners may face delays or reduced demand for such products related to current or future customer qualification trials that could take several months, complicated life cycle assessments, or capital investment procedures. For the products produced using our process technologies to be accepted, our industry partners may need to test and certify them for use in their processes and, in some cases, determine whether products that contain the products produced using our process technologies satisfy additional third-party specifications. We may need to demonstrate to our industry partners that the products produced using our process technologies do not contain impurities that cause such products to behave differently than their traditional equivalents in a way that impacts their end-product quality. Our industry partners, in turn, may need to validate the use of the products produced using our process technologies for third parties. Our products may require lengthy and complex life cycle assessments to evaluate the potential environmental impacts of the products through their entire life cycles, covering all relevant inputs from, and emissions into, the environment. Our industry partners' customers may need to engage in capital investment procedures to assess their abilities to invest in our products, which may result in those customers determining not to allocate their resources to purchasing our products. Meeting these suitability standards could be a time-consuming and expensive process, and our industry partners may invest substantial time and resources into such qualification efforts without ultimately securing approval by their customers. This could materially and adversely impact our revenues until customer qualification, positive life cycle assessment or capital investment procedures are achieved and maintained.

Our and our industry partners' failure to accurately forecast demand for any product produced using our process technologies could result in an unexpected shortfall or surplus that could negatively affect our results of operations.

Because of the length of time it takes to develop and commercialize the products produced using our process technologies, we and our industry partners must make development and production decisions well in advance of commercial production and sale of such products. Our and our industry partners' ability to accurately forecast demand for any of the products produced using our process technologies that are commercialized can be adversely affected by a number of factors, many of which are outside of our control, including actions by our competitors, changes in market conditions, environmental factors and adverse weather conditions. A shortfall or surplus in the supply of products produced using our process technologies may reduce our revenues, damage our reputation and adversely affect industry partner relationships, which could harm our business, results of operations and financial condition.

Our success is highly dependent on our ability to maintain and efficiently utilize our technology platform, and to effectively identify potential products from which to develop and commercialize new process technologies, and problems related to our technology platform could harm our business and result in wasted research and development efforts.

We are highly dependent on our technology platform for the development and commercialization of products and new process technologies. If we experience challenges in our technology platform, such as problems with engineering new microbes, or if we encounter problems interpreting and analyzing data using our process technologies, our business and ability to compete may be harmed and our financial condition negatively affected.

We may not be successful in identifying new market opportunities and needs and developing our technology platform, or process technologies to produce products to meet those needs, which would limit our prospects and lead to greater dependency on the success of a smaller number of target products.

The success of our business model depends in part on our ability to identify new market opportunities and needs for our technology platform, or process technologies to produce products to meet those needs. The manufacturing technologies we research and develop are new and continuously changing and advancing. The

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products that are derived from these technologies may not be applicable or compatible with demands in existing or future markets. Furthermore, we may not be able to identify new opportunities as they arise for products since future applications of any given product may not be readily determinable, and we cannot reasonably estimate the size of any markets that may develop. If we are not able to successfully identify new market opportunities and needs and develop new technologies, processes or products to meet those needs beyond those we currently develop, we may be unable to expand our business and will therefore be highly dependent on the revenues related to the products that can currently be produced using our process technologies.

Our failure or the failure of our industry partners to realize expected economies of scale could limit our or our partners' ability to sell products produced using our process technologies at competitive prices, negatively impact our ability to enter into other strategic arrangements and the potential for other industry partners to adopt our process technologies, and materially and adversely affect our business and prospects.

We and our industry partners may be unable to realize expected economies of scale in connection with scale up and commercialization efforts. The failure to achieve these efficiencies or realize these expected benefits could negatively impact our or our industry partners' ability to sell products produced using our process technologies at competitive prices, negatively impact our ability to enter into other strategic arrangements and the potential for other industry partners to adopt our process technologies, and materially and adversely affect our business and prospects.

Natural or man-made disasters, social, economic and political instability, and other similar events may significantly disrupt our and our industry partners' businesses, and negatively impact our results of operations and financial condition.

Our corporate headquarters are located in Skokie, Illinois with significant operations in Soperton, Georgia, and we work with industry partners in multiple other locations, including in China, Japan, India, Australia, UK and Belgium. These locations, in particular a number of our current and potential non-U.S. locations, may be subject to social, economic and political instability, such as social uprisings. Any of our or our industry partners' facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, tsunamis, nuclear disasters, acts of terrorism or other criminal activities, the imposition or heightening of sanctions or other economic or military measures in relation to the current conflicts in Europe and the Middle East, infectious disease outbreaks and power outages, which may render it difficult or impossible for us or our industry partners to operate our businesses for some period of time. Our and our industry partners' facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our or our industry partners' operations could negatively impact our business and results of operations, and harm our reputation. Our or our industry partners' disaster recovery plans may not be sufficient to address an actual disaster, in particular any events that negatively impact our or our industry partners' physical infrastructures. In addition, we and our industry partners may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our results of operations and financial condition, and success as an overall business.

Governmental programs designed to incentivize the production and consumption of low-carbon fuels and carbon capture and utilization, may be implemented in a way that does not include products produced using our novel technology platform and process technologies or could be repealed, curtailed or otherwise changed, which would have a material adverse effect on our business, results of operations and financial condition.

We and other participants in the low-carbon fuel industry rely on governmental programs requiring or incentivizing the production and consumption of fuels with lower carbon intensity than conventional fossil fuels and carbon capture and utilization. Biomass-based and low-carbon fuel has historically been more expensive to produce than petroleum-based fuel given the lack of a carbon price or direct regulations, and these governmental programs support a market for biomass-based and low-carbon fuel that might not otherwise exist.

One of the most important of these programs is the U.S. Environmental Protection Agency's ("EPA") Renewable Fuel Standard II ("RFS II"), a Federal law which requires that transportation fuels in the United States contain a minimum amount of renewable fuel. The EPA's authority includes setting annual minimum aggregate levels of consumption in four "nested" renewable fuel categories, including categories in which our fuel competes (including advanced biofuel, biomass-based diesel and cellulosic biofuel). The parties obligated to comply with this renewable volume obligation ("RVO"), are petroleum refiners and petroleum fuel importers. The EPA has not approved LanzaTech-derived ethanol from industrial emissions as a Renewable Identification Number ("RIN") generating fuel (i.e., a fuel that generates credits) under the RFS II program, putting our ethanol at a competitive disadvantage if sold into ground transportation.

The United States Congress could repeal, curtail or otherwise change the RFS II program in a manner adverse to us, such as by excluding products produced using our novel technology platform and process technologies. Similarly, the EPA could curtail or otherwise change its administration of the RFS II program in a manner adverse to us, including by not increasing or even decreasing the RVO, by waiving compliance with the RVO or otherwise. Furthermore, judicial review of the EPA's actions, including any judicial decisions that the EPA failed to adequately evaluate the environmental impacts of RFS II, could create uncertainty in the administration of the RFS II program. In addition, while Congress specified RFS II volume requirements through 2022 (subject to adjustment in the rule making process), beginning in 2023 required volumes of renewable fuel will be largely at the discretion of the EPA (in coordination with the Secretary of Energy and Secretary of Agriculture), which must set the volumes after evaluating a set of particular statutory factors. We cannot predict what changes, if any, will be instituted or the impact of any changes on our business, although adverse changes could seriously harm our business, results of operations and financial condition.

The California Low Carbon Fuel Standard ("LCFS"), is another program that provides a strong incentive for production of renewable diesel and alternative jet fuel, and fuels produced through methods involving carbon capture and utilization. The LCFS could be repealed or amended in a manner that eliminates or reduces this incentive, or could be implemented in a way that excludes or negatively affects products produced using our novel technology platform, such as by assigning a lower carbon intensity to a fuel pathway produced using a competitor's technology.

Additionally, while the efforts of other jurisdictions to mitigate emissions are expected to result in the adoption of similar programs as the RFS II program or LCFS, increasing stakeholder scrutiny of GHG, reduction benefits attributable to low-carbon fuels production and consumption could dampen interest in the adoption of similar programs. While the products produced using our process technologies generally compare favorably with conventional low-carbon fuels, public sentiment against reliance upon low-carbon fuels or carbon capture and utilization as pathways to deep decarbonization could adversely affect our market opportunities.

Any decline in the value of carbon credits or other incentives associated with products produced using our process technologies could harm our results of operations, cash flow and financial condition.

The value of products produced using our process technologies may be dependent on the value of incentive, programs relating to low-carbon materials and products standards and other similar regulatory regimes or the implicit value of decarbonized materials. The value of these incentives fluctuates based on market and regulatory forces outside of our control. Any decline in the value of such incentives could mean that the economic benefits from our industry partners' efforts to decarbonize their operations might not be realized and could harm our results of operations, cash flow and financial condition. The value of carbon credits and other incentives may also be adversely affected by legislative, agency, or judicial determinations.

We expect to rely on a limited number of industry partners for a significant portion of our near-term revenue.

We currently have agreements with a limited number of industry partners, from which we expect to generate most of our revenues in the near future. Entities in which the Shougang Joint Venture holds a controlling interest operate the four currently operating commercial scale facilities that produce ethanol using our process technology. In addition, a commercial scale facility is in advanced stages of commissioning by our partner IndianOil. The loss of one or more of our industry partners, a substantial reduction in the scope of their projects, their failure to exercise customer options, their unwillingness to extend contractual deadlines if we are unable to meet production requirements, their inability to perform under their contracts or a significant deterioration in their financial condition could harm our business, results of operations and financial condition. If we fail to perform under the terms of these agreements, the industry partners could seek to terminate these agreements or pursue damages against us, including liquidated damages in certain instances, which could harm our business.

Our revenue is relatively concentrated within a small number of key customers, and the loss of one or more of such key customers may adversely affect our business, financial condition, and results of operations.

For the fiscal year ended December 31, 2025, our largest contracting entity accounted for 37% of our revenue. Our customer mix can change rapidly, and we may see changes in customer concentrations in the future. If or when any of our significant customer relationships terminate for any reason, and we are not able to replace those customers and associated revenues, our business, financial condition, and results of operations may be adversely affected.

We and our industry partners are subject to extensive international, national and subnational laws and regulations, and any changes in relevant laws or regulations, or failure to comply with these laws and regulations, could have a material adverse effect on our business and could substantially hinder our and our partners' ability to manufacture and commercialize products produced using our process technologies.

We and our industry partners are subject to extensive international, national and subnational laws and regulations relating to the production of renewable fuels, the protection of the environment and in support of the renewable fuels industry at large. These laws, their regulatory requirements and their implementation and enforcement impact our existing and potential business operations by imposing restrictions on our and our industry partners':

- existing and proposed business operations or the need to install enhanced or additional controls;

- need to obtain and comply with permits and authorizations;

- liability for exceeding applicable permit limits or legal requirements;

- specifications related to the ethanol and other products we or our industry partners market and produce using our process technologies;

- imposition of trade policy; or

- criteria for assessing the carbon intensity and GHG emissions attributable to fuels or chemicals produced using our process technologies.

In the normal course of business, we and our industry partners may be involved in administrative or legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976 ("RCRA") in the United States, and similar environmental laws across the globe relating to the designation of certain sites for investigation or remediation with respect to environmental risks, the disposal of hazardous waste, and reduction of the hazards associated with storage, handling and transportation of the products we and our industrial partners produce. Potential consequences of these proceedings can include the need to pay for remediation of contaminated sites, the costs of which can be significant and uncertain.

Likewise, in the normal course of business, we and our industry partners may need to obtain and comply with air emissions permits pursuant to the Clean Air Act and water discharge permits pursuant to the Clean Water Act in the United States, and similar environmental permits and authorizations across the globe relating to air and water emissions. Potential changes to regulatory, permit and authorization standards, requirements or processes may result in uncertainty and additional costs for us and our industry partners.

Furthermore, GHG emissions are subject to environmental laws and regulations in some of the various jurisdictions in which we and our industry partners have operations. Some of our and our industry partners' operations are within jurisdictions that have or are developing regulatory regimes governing emissions of GHGs, including carbon dioxide (CO_2). These include existing coverage under the European Union Emission Trading System, the California cap and trade scheme, India's Performance, Achieve and Trade scheme, South Africa's Trade

Exposure and Greenhouse Gas Benchmark Regulations, the Tokyo Cap-and-Trade Program, China's Emission Trading Scheme, related subnational programs and any potential expansions of these policies or related policies.

While governmental policies to reduce GHG emissions may incentivize the production of recycled-carbon fuels and carbon capture technologies, it is also possible that such policies could be altered in a way that may negatively impact our growth, increase our and our industry partners' operating costs, or reduce demand for our technology by prioritizing other technologies or approaches to GHG emission reductions. We cannot predict the manner or extent to which such policy or legislation may affect our industry partners and ultimately harm or help our business or the carbon management industry in general.

Our business could be affected in the future by additional international, national and subnational regulation, pricing of GHG emissions or other climate change legislation, regulation or agreements. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation, regulations or agreements. Potential consequences of new obligations could include increased technology, transportation, material, and administrative costs and may require us to make additional investments in our operations. As we continue distributing our technology to our target markets, international, national or subnational government entities may seek to impose regulations or competitors may seek to influence regulations through lobbying efforts.

Any changes in laws or regulations or failure by us or our industry partners to comply with applicable regulatory laws and regulations could have a material adverse effect on our reputation as well as our business, results of operations and financial condition and could substantially hinder our and our partners' ability to manufacture and commercialize products produced using our process technologies.

If scientists, policy makers, and other actors convince governments and corporations to enact policies that disfavor or disincentivize the production of carbon-based fuels and the development and deployment of carbon capture and utilization technology, it could harm our business, results of operations, and financial condition

There are a number of stakeholders and policy makers who believe carbon management technologies will prolong the life of high-carbon emitting sectors and impede the transition to renewable energy sources. Such individuals believe that using the carbon capture and utilization process to produce fuels, such as ethanol, merely defers the emission of CO_2 into the atmosphere and that anything that promotes the adoption of low-carbon fuels and advanced liquid fuels (other than hydrogen produced via electrolysis) will result in "locking in" a carbon economy from which the world should be moving away. These stakeholders and policy makers advocate for the adoption of regulations and incentives that would reduce or eliminate reliance on carbon-based fuels in favor of the adoption of electricity and hydrogen as fuel sources.

If stakeholders and policy makers are successful in convincing governments and corporations to enact policies that disfavor, or changes in government administrations result in shifts in policy that disincentivize, the production of carbon-based fuels and the development and deployment of carbon management technology, it could negatively impact the demand for products produced using our process technologies and our ability to maintain and develop relationships with our strategic partners, which would harm our business, results of operations and financial condition. The viability of our business model also could be impacted if, over time, popular, government and corporate support continues to gravitate away from the use of carbon-based fuels toward the predominant use of electricity and hydrogen as fuel sources.

We and our industry partners use hazardous materials and must comply with applicable environmental, health and safety laws and regulations. Any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could be time consuming and costly and could adversely affect our business and results of operations.

We and our industry partners use hazardous chemicals and biological materials and are subject to a variety of international, national and subnational laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials, including RCRA and the Occupational Safety and Health Act of 1970. Although we and our industry partners have implemented safety procedures for handling and disposing of these materials and waste products, we cannot be sure that our safety measures are compliant with legal requirements or adequate to eliminate the risk of accidental injury or contamination. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. There can be no assurance that neither we nor any of our industry partners will not violate environmental, health and safety laws as a result of human error, accident, equipment failure or other causes.

Compliance with applicable environmental, health and safety laws and regulations is expensive and time consuming, and the failure to comply with past, present or future laws or regulations could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. Our liability in such an event may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Accordingly, violations of present and future environmental laws or regulations by us or any of our industry partners could restrict our ability to develop and commercialize products using our process technologies, build out or expand facilities, or pursue certain technologies, and could require us and our industry partners to acquire equipment or incur potentially significant costs to comply with environmental regulations. In addition, our hazardous materials and environmental laws and regulations-related risks may augment as we expand our international operations, including imposition of laws and regulations impacting our ability to transfer hazardous chemicals and biological materials between countries.

We may be subject to product liability claims, which could result in material expense, diversion of management time and attention and damage to our business, reputation and brand.

The products produced using our process technologies that we and our industry partners commercialize may contain undetected defects or impurities that are not discovered until after the products have been used by customers or incorporated into products for end-users. This could result in claims from customers or others, damage to our business and reputation and brand or significant costs to correct the defect or impurity. Therefore, the sale of products produced using our process technologies entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, damage to our business, reputation and brand and cause us to fail to retain existing industry partners or to fail to attract new industry partners.

Ethical, legal and social concerns about genetically engineered products and process technologies that use genetically engineered supplies could limit or prevent the use of products produced using our process technologies and could limit our revenues.

The use of genetically engineered products and process technologies that use genetically engineered supplies is subject to laws and regulations in many countries, including by the EPA under the Toxic Substances Control Act of 1976, some of which are new or still evolving. Public attitudes about the safety and environmental hazards of genetically engineered products and processes, and ethical concerns over genetic research, could influence public acceptance of our technology, processes and products produced using our process technologies that use genetically engineered supplies.

Our ability to develop and commercialize one or more of our technologies or process technologies could be limited by additional factors, including:

- public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could harm our intellectual property rights with respect to our genetic material and discourage others from supporting, developing or commercializing products produced using our process technologies; and

- governmental reaction to negative publicity concerning genetically engineered organisms, which could result in greater government regulation of genetic research, greater government regulation of genetic-related feedstock sources, or other adverse governmental regulatory restrictions.

The subject of genetically engineered organisms has received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically engineered products. These trends could result in increased expenses, delays or other impediments to our programs or the public acceptance and commercialization of the products produced using our process technologies.

Our genetically engineered microbes may be subject to regulatory scrutiny and may face future development and regulatory difficulties. Additionally, failure to obtain import permits in a timely fashion for all relevant microbes in jurisdictions with our industry partners could adversely affect our business and continuity of operations.

Some of our genetically engineered microbes may have significantly altered characteristics compared to those found in the wild and may be subject to regulatory scrutiny. As a result, we may be required to implement additional costly measures to obtain and maintain our regulatory permits, licenses, authorizations and approvals. To the extent such regulatory scrutiny or changes impact our ability to execute on existing or new programs for our industry partners, or make doing so more costly or difficult, our business, financial condition, or results of operations may be adversely affected.

Because the use of genetically engineered products and process technologies that use genetically engineered supplies is subject to laws and regulations in many countries, some of which are new or still evolving, regulatory requirements, including those related to import permits, may continue to change in various jurisdictions. If such regulatory requirements prevent us from obtaining import permits for jurisdictions where we have industry partners, such changes may impact our ability to execute on existing or new programs for our industry partners, or make doing so more costly or difficult, which may adversely affect our business, financial condition, results of operations, market share and prospects.

The requirements of being a public company may strain our resources and divert management's attention, and the legal, accounting and compliance expenses that result from being a public company may be greater than we anticipate.

We have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company prior to the Business Combination. We are subject to the reporting requirements of the Exchange Act, and we are also required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of Nasdaq, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations is burdensome. Our management and other personnel have recently devoted and will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our historical legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company, and could also make it more difficult for us to attract and retain qualified members of our Board.

Our management's time spent dealing with the increasingly complex laws pertaining to public companies could result in less time being devoted to our management and growth, causing a disadvantage. In particular, we have incurred significant expenses and have devoted substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We hired additional accounting and financial staff, and engaged outside consultants, all with appropriate public company experience and technical accounting knowledge and maintained an internal audit function, which have increased our operating expenses. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods. Moreover, we could incur additional compensation costs if we determine that adjustments to our cash compensation structure are necessary to remain competitive with other public companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability.

If we experience a significant disruption in our information technology systems, including security breaches, or if we fail to implement new systems and software successfully, our business operations and financial condition could be adversely affected.

We depend on information technology systems to, among other functions, control our manufacturing processes, process orders and invoices, collect and make payments, interact with industry partners and suppliers, manage inventory and otherwise conduct our business. We also depend on these systems to respond to inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment and record and pay amounts due to vendors and other creditors. The failure of our information technology systems or of information technology systems maintained by third parties to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and industry partners. As we implement planned upgrades or changes to systems, we may also experience interruptions in service, loss of data or reduced functionality and other unforeseen material issues which could adversely impact our ability to provide quotes, take orders and otherwise run our business in a timely manner. In addition, if our new systems fail to provide accurate and increased visibility into pricing and cost structures, it may be difficult to improve or maximize our profit margins. As a result, our results of operations could be adversely affected.

In addition, cyber-attacks or security breaches could compromise our trade secrets or other confidential, business critical information, cause a disruption in our operations, or harm our reputation. Our information technology systems are subject to potential disruptions, including significant network or power outages, service disruptions or interruptions from third-party information technology service providers, software or hardware errors, cyberattacks, computer viruses, malware, ransomware events, other malicious codes and/or unauthorized access attempts, denial-of-service attacks, phishing schemes, fraud, or other disruptive problems, any of which, if successful, could result in data leaks or otherwise compromise our confidential or proprietary information and disrupt our operations. Despite our efforts to protect sensitive information and comply with and implement data security measures, there can be no assurance that any controls and procedures that we have in place will be sufficient to protect us. Further, as cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. We may also be required to expend resources to monitor for and remediate cyber-related incidents or to enhance and strengthen our cyber security, including by deployment of additional personnel and technical protection measures, further training of employees, changing vendor control and monitoring practices, and engaging third-party experts and consultants. Any such disruptions to our information technology systems, breaches or compromises of data, or misappropriation of information could result in violations of privacy and other laws, litigation, fines, negative publicity, lost sales or business delays, any of which could have a material adverse effect on our business, financial condition or results of operations.

International sales by us and our industry partners expose us and our industry partners to the risk of fluctuation in currency exchange rates, rates of foreign inflation and trade restrictions, which could adversely affect our results of operations.

Because we and our industry partners commercialize and sell products produced using our process technologies outside of the United States, a portion of our and our industry partners' revenues is generated outside of the United States and we derive some of our revenues from our industry partners in their local currencies. As a result, our revenues and results of operations are subject to foreign exchange fluctuations, which we may not be able to manage successfully. We bear the risk that the rate of inflation in the foreign countries where we and our industry partners incur costs and expenses or the decline in value of the U.S. dollar compared to those foreign currencies, will increase our costs as expressed in U.S. dollars. The prices of the products produced using our process technologies may not be adjusted to offset the effects of inflation on our or our industry partners' cost structure, which could increase costs and reduce net operating margins. If we do not successfully manage these risks through hedging or other mechanisms, our revenues and results of operations could be adversely affected.

Changes in interest rates and capital availability and other market factors may impact investment and financing decisions by our industry partners, which could adversely affect our results of operations.

We depend on partnering, licensing, and contractual relationships with our industry partners that implement our process technologies, as well as investments by such partners, as a significant source of financing. Changes in credit and capital market conditions, including changes in interest rates and capital availability, may increase the cost of financing for our industry partners, which may limit their ability or willingness to enter into partnering agreements with us or to further invest in their facilities that implement our process technologies. Such changes may also make it more difficult for us to obtain favorable terms for any future partnership arrangements. To the extent that these changes impact investment and financing decisions by our industry partners in a manner that is adverse to us, such changes could adversely affect our results of operations.

Causes of supply chain challenges could result in delays or increased costs for us and our partners deploying our technologies.

The products that we and our partners produce using our process technologies must be delivered to our industry partners and involve a variety of inputs which must be procured and delivered to our facilities. Our suppliers, sub-contractors and industry partners have been disrupted by certain issues, including worker absenteeism, quarantines, restrictions on employees' ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures or other travel or health-related restrictions. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, trade restrictions, including tariffs, climate change, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers. Such issues may cause delays in the delivery of, or increases in the cost of, the inputs used in our process technologies, potentially resulting in delays or increased costs for us and our partners deploying our technologies or for our industry partners purchasing our products, which may materially impact our business, financial condition and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred losses during our history. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2025, we had approximately $469.3 million in U.S. federal net operating loss carryovers to offset future taxable income.

Under the Tax Act (as defined below), as modified by the CARES Act (as defined below), U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, our NOL carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Sections 382 and 383 of the Code, our federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our stock. An "ownership change" pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company's stock increase their ownership (as measured by value) by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with our migration from New Zealand to the United States, the Business Combination or other transactions. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from the Business Combination or other transactions, or any resulting limitations on our ability to utilize our net operating loss carryforwards and other tax attributes. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Political and economic uncertainty, including the imposition of tariffs, changes in policies of the Chinese government or in relations between China and the United States, may impact our revenue and materially and adversely affect our business, financial condition, and results of operations.

We and our partners operate facilities and do business on an international scale, including in China. Political and economic uncertainty, including the imposition of tariffs, changes in policies of the Chinese government or relations between China and the United States, may impact us adversely. There is significant uncertainty about the future relationship between China and the United States with respect to trade policy, government relations and treaties. Political uncertainty surrounding Chinese government policies, international trade disputes between China and the United States, and protectionist measures have resulted in increased trade controls and regulations, including tariffs. Heightened tensions resulting in restrictions and additional regulations may negatively impact our ability to send our microbes and other supplies to our plants in China, to purchase and ship ethanol out of China, or to gain ethanol-related licenses in China.

The implementation of sanctions on certain Chinese individuals or entities may result in complications for our interactions with LanzaTech China Limited, the Shougang Joint Venture and our joint venture partners in China, or with certain of our strategic investors located in China, including Sinopec. Sinopec is a Chinese investment platform that was jointly established in 2018 by China Petrochemical Corporation ("Sinopec Group") and China Petroleum & Chemical Corporation ("Sinopec Corp"). Sinopec Corp is a majority-owned subsidiary of Sinopec Group, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China. As a result of potential trade and investment restrictions, we may be unable to complete an investment in any joint venture that we may enter into with Sinopec, or to protect our interests in our existing or potential future joint ventures by nominating a non-Chinese director to the board of directors of any such joint venture. Sanctions also may negatively impact our ability to repatriate dividends from a Chinese joint venture and may result in further costs or delays as a result of currency controls. These increased costs and restrictions may reduce our margins or reduce demand for our products if prices increase for our industry partners, and could adversely affect our business, financial condition, and results of operations.

Our ability or the ability of our partners to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which can change quickly with little advance notice.

While we are headquartered in Skokie, Illinois, we are a global business and have operations in China. This includes a minority ownership stake in the Shougang Joint Venture, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We license our technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce ethanol at four commercial scale facilities using our process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products.

The Chinese government has exercised and continues to exercise substantial control over every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For example, regulations in China applicable to LanzaTech China Limited, a WFOE, may change. As such, our operations and the operations of our joint venture partners and our sales and licenses to partners located in China may be subject to governmental and regulatory interference in the provinces in which they operate. We, our joint venture and other partners could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Regulations may be imposed or change quickly with little advance notice. Our ability, and the ability of our joint venture and other partners, to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in China. We and our joint venture and other partners may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply.

Our operations and financial results may be impacted if the Chinese government determines that the contractual arrangements constituting part of the Shougang Joint Venture VIE structure do not comply with Chinese regulations, or if these regulations change or are interpreted differently in the future.

We have business operations in China, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We also hold a minority ownership stake in the Shougang Joint Venture. We have determined the Shougang Joint Venture to be a Variable Interest Entity ("VIE") for which we are not the primary beneficiary. The VIE structure was implemented in order to effectuate the intellectual property licensing arrangement between us and the Shougang Joint Venture and is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. If the Chinese government determines that the contractual arrangements constituting part of the VIE structure do not comply with Chinese regulations, or if these regulations change or are interpreted differently in the future, it could result in a material change to our operations. This could result in our inability to assert contractual control over our intellectual property and other assets in the Shougang Joint Venture, or cause a material change in the value of the shares of our common stock.

We and our partners may be subject to regulatory actions by the Chinese government targeting concerns related to data security and monopolistic behavior.

Recent statements and regulatory actions by the Chinese government have targeted companies whose operations involves cross-border data security or anti-monopoly concerns. Although we are incorporated and headquartered in the United States, we may still be subject to certain Chinese laws due to our business operations in China. These operations include several strategic investors located in China, including Sinopec, a core team of technical, business and administrative professionals at our office in Shanghai, and our minority ownership stake in, and contractual commitments with, the Shougang Joint Venture.

On June 10, 2021, China promulgated the PRC Data Security Law (the "DSL"), which became effective on September 1, 2021. The DSL intends to regulate data processing activities, ensure data security, promote data development and utilization, protect the data-related rights and interests of individuals and organizations, and safeguard Chinese sovereignty, security and development interests. Article 36 of the DSL provides that any Chinese entity that provides data to foreign judicial or law enforcement agencies (regardless of whether directly or through a foreign entity) without approval from a Chinese authority would likely be deemed to be in violation of the DSL. In addition, pursuant to Article 2 of Measures for Cybersecurity Reviews (the "Measures") issued by the Cyberspace Administration of China ("CAC"), the procurement of any network product or service by an operator of critical information infrastructure that affects or may affect national security will be subjected to a cybersecurity review. Furthermore, pursuant to Article 35 of Cybersecurity Law of the PRC, "critical information infrastructure operators" that purchase network products and services which may influence national security will be subject to cybersecurity review by the CAC. With respect to LanzaTech China Limited, the Shougang Joint Venture and our operational partners in China, the exact scope of the term "critical information infrastructure operator" remains unclear, so there can be no assurance that we, the Shougang Joint Venture or our partners will not be subjected to critical information infrastructure operator review in the future. Furthermore, in the event that we, the Shougang Joint Venture or our partners become operators of critical information infrastructure in the future, they may be subject to the DSL, the Measures and cybersecurity review by the CAC.

Article 3 of Anti-Monopoly Law of the PRC (the "Anti-Monopoly Law") prohibits "monopolistic practices," which include: (a) the conclusion of monopoly agreements between operators; (b) the abuse of dominant market position by operators; and (c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Furthermore, according to Article 19 of the Anti-Monopoly Law, the operator will be assumed to have a dominant market position if the following apply: (a) an operator has 50% or higher market share in a relevant market; (b) two operators have 66% or higher market share in a relevant market; or (c) three operators have 75% or higher market share in a relevant market. We believe that neither we nor any of our partners in China have engaged in any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of interpretations or regulatory actions which may require us and our partners to satisfy new requirements related to these concerns.

Changes in China's economic, political or social conditions or legal system or government policies could have a material adverse effect on our business and operations.

Our business operations in China include the Shougang Joint Venture, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We license our technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce ethanol at four commercial scale facilities using our process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products. Meanwhile, several additional facilities are being engineered and constructed. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by the significant discretion of Chinese governmental authorities. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling regulating payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China's potential adoption of more stringent standards in these areas may adversely impact us or our suppliers.

Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we or our suppliers may not be aware of our violation of any of these policies and rules until sometime after the alleged violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us or our suppliers in China. Any such disruption, or if one or more of our Chinese suppliers was prevented from operating, could have an adverse impact on our results of operations and financial condition.

We may be subject to risks that the Chinese government may intervene or influence our operations at any time.

Because we have employees located in China and conduct some operations in China, including through our China-based joint venture and at the facilities in China operated by entities in which the Shougang Joint Venture holds a controlling interest using our process technology, we are subject to the risk that the Chinese government may intervene or influence our operations at any time. However, because our operations in China are largely limited to technology licenses and the production of our ethanol, we do not expect that such intervention or influence would result in a material change in our operations. Nonetheless, in the event that the Chinese government were to intervene in our operations, we might experience a disruption at the four facilities in China operated by entities in which the Shougang Joint Venture holds a controlling interest using our process technology, or at the facilities in construction, to our joint venture and joint venture partners, to our licenses to partners in China and to our ethanol production, which could have a material adverse effect on our results of operations.

An extended U.S. Government shutdown could materially adversely affect our business, results of operations, and financial condition.

A portion of our revenue is linked to projects supported directly or indirectly by U.S. government programs, including those administered by the Department of Energy (DOE). The U.S. continues to face a changing geopolitical environment, along with certain fiscal and economic challenges, and uncertainty exists regarding how future budget and program decisions will unfold. During periods of federal government shutdowns, many government agencies and contracting offices cease operations or operate at reduced capacity. These shutdowns may delay funding decisions, new contract awards, contract modifications, and may result in the suspension of ongoing work under existing contracts.

In the event of a prolonged federal government shutdown, we may experience delays in critical DOE-dependent project milestones. This could include:

- Postponed disbursement of grants or cooperative agreements;

- Slower progression through loan guarantee processes; and

- Financing bottlenecks for cost-share projects reliant on DOE commitments.

Such delays could shift expected revenue recognition from project services, equipment sales, or offtake-linked products, particularly for projects in earlier cohorts where DOE involvement plays a catalytic role.

Government shutdowns can also create uncertainty in federal budgeting and procurement priorities, which could reduce future opportunities for our products. We continue to actively manage this risk by seeking to diversify our project funding sources, engage private capital partners, and sequence project cohorts to mitigate dependency. Nonetheless, these efforts may not be successful, and prolonged government funding disruptions could negatively impact the timing of certain revenue streams and increase working capital pressure in the near term.

The timing and duration of any shutdown are unpredictable, and we cannot estimate the ultimate effect on our business. Any prolonged or repeated shutdowns could have a material adverse effect on our financial condition, results of operations, and ability to execute our strategic objectives.

Products produced by our process technologies compete with comparable products produced using fossil resources. The market prices for these alternatively produced products and commodities are subject to volatility and there is a limited referenceable market for the waste-based products that our process technologies enable.

Products produced by our process technologies compete with comparable products produced using fossil resources. The market prices for these alternatively produced products and commodities are subject to volatility and may depend on uncertain consumer demand as well as changing supply of feedstocks. In particular, demand for our products may depend on changing attitudes toward, and the price and availability of, fossil resources.

We do not believe we have any direct competitors that produce products with similar attributes to ours. Due to the limited competition we face, there is a limited referenceable market for the waste-based products that our process technologies enable. It may be difficult to evaluate our potential future performance without the benefit of established long-term track records from companies developing similar waste-based products.

Process performance at our partners' plants is dependent on the quality and quantity of the feedstock supplied from the host facility.

We design the parameters to best process the feedstock we expect to receive from the host facility. Although we rigorously test feed gas when a project is being designed in order to determine the expected composition of the feedstock there is no guarantee that the quality and quantity of the feedstock will be identical to the test conditions. Feedstock changes based on day-to-day variability in host company process conditions can be anticipated to some extent, but cannot be fully mitigated.

We have experienced variability in the quality and quantity of feedstock supplied from our operating facilities, and although it is typically in the facilities' best interest to provide consistent and good quality feedstock, which help maintain the high utilization of our process, there is no guarantee that it will be supplied.

The deployment of the technology for alternative waste gas feedstocks can lead to unforeseen issues due to the change in the upstream industrial process.

While we have designed our reactor and process to minimize the amount of mechanical and operational adjustments required for the utilization of different waste gas feedstocks, there is no guarantee that performance will be as expected. Our microbe has proven to be flexible to different feed gas compositions, with tests conducted at pilot-scale using a wide range of CO_2, hydrogen ("H_2") and carbon monoxide ("CO")-containing gases.

Scale-up and commercialization of process technologies for alternative feedstocks without first conducting tests at demonstration scale can introduce some risk. Performance related improvements may not be as fungible as anticipated in scaling up alternative feedstocks.

We are subject to litigation and adverse outcomes in such litigation could have a material adverse effect on our financial condition.

We are, and from time to time may become, subject to litigation and various legal proceedings. The defense of these actions is time-consuming and expensive. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition and results of operations.

See Part I, "Item 3—Legal Proceedings" and *Note 17, Commitments and Contingencies*, to the audited consolidated financial statements included in "Item 8—Financial Statements and Supplementary Data."

Risks Related to Our Intellectual Property

Our patent rights may not provide commercially meaningful protection against competition, and we may be unable to detect infringement of our patents.

Our success depends, in part, on our ability to obtain and maintain patent protection and other intellectual property rights to protect our technology from competition. We have adopted a strategy of seeking patents and patent licenses in the United States and in certain foreign countries with respect to certain technologies used in, or relating to, our process technology for developing products. As of December 31, 2025, our overall owned and in-licensed patent portfolio included 616 granted patents and 190 pending patent applications across 118 patent families in the United States and in various foreign jurisdictions.

The strength of patents involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other foreign countries. Even with regard to the patents that have been issued to us, it is possible that third parties could challenge the validity, enforceability, ownership or scope thereof, which could result in such patents being narrowed, invalidated or held unenforceable. A substantial amount of litigation involving patent and other intellectual property rights exists in the world today, including interference and reexamination proceedings before the U.S. Patent and Trademark Office, or oppositions or comparable proceedings in foreign jurisdictions. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our technology or prevent others from designing around our patent claims. In addition, patent laws may change over time, and such changes may impair our ability to maintain, protect or enforce our patents. Moreover, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our patents rights against third parties. For example, third parties could practice our inventions without authorization, in secret and in territories where we do not have patent protection.

Furthermore, despite our efforts and precautions, we may be unable to prevent a third party from copying or otherwise obtaining and using our inventions or other proprietary information or technology without authorization, or from infringing our patents. Such third parties may then try to sell or import products made using our inventions in and into the United States or other territories. We may be unable to prove that such products were made using our inventions, and any legal and contractual remedies available to us may not adequately compensate us.

Additional uncertainty may result from patent reform legislation proposed by the U.S. Congress and other national governments and from legal precedent handed down by the U.S. Court of Appeals for the Federal Circuit, the U.S. Supreme Court and the courts of foreign countries, as they determine legal issues concerning the scope, validity and construction of patent claims. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publication of discoveries in the scientific literature often lags behind the actual discoveries, there is additional uncertainty as to validity of any issued patent. Accordingly, we cannot be certain that any of our patent applications will result in issued patents, or even if issued, be sure of their validity or enforceability. Additionally we cannot predict whether any of our patent rights will be broad enough in scope to provide commercial advantage and prevent circumvention. Also, it may be difficult for us to trace chemicals imported into the United States that are produced by others using microorganisms or processes covered by our patents without our authorization, which will limit our ability to enforce our patent rights against potential infringers. In any event, patents are enforceable only for a limited term.

Differences and uncertainties with respect to legal systems outside the United States could adversely affect the legal protection available to us.

We have and plan to continue partnering with others in building manufacturing facilities using our process technologies in countries other than the United States. However, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Many companies have encountered significant problems, including delays, in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to bio-industrial technologies. This could make it difficult for us to stop the misappropriation of our trade secrets or the infringement of our patents or other intellectual property rights. Proceedings to enforce our patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Such proceedings could also be met with defenses, counterclaims and countersuits attacking the validity, enforceability, ownership and scope of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights in certain jurisdictions. Accordingly, our efforts to enforce our intellectual property rights in such countries could be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. Moreover, the registration of intellectual property is costly and subject to complex rules, regulations and local laws. Outside the United States, we only file our patent applications in selected foreign jurisdictions and therefore will have no patent protection against potential infringers in jurisdictions where we have not applied for patent protection.

We may not be able to operate our business without infringing the proprietary rights of third parties.

Our ability and the ability of our partners to commercialize the products produced using our technology platform depends on the ability to develop, manufacture, market and sell such products without infringing the proprietary rights of third parties. Numerous U.S. and foreign patents and pending patent applications owned by third parties, including parties with whom we may compete, exist in fields including processes that relate to our technology platform and the processes derived using our technology platform. These third parties may allege that our technology platform or the processes derived using our technology platform, or even the methods and organisms themselves, infringe their intellectual property rights, and we may be subject to legal proceedings relating to these claims.

If we are found to infringe the intellectual property rights of a third party, we or our partners could be prohibited from commercializing the product produced using the infringing technology, or from licensing our technology, unless we obtain a license to use the technology covered by the third-party intellectual property rights or are able to design around the relevant third party intellectual property rights. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our technology or processes to avoid infringement. Even if we are able to redesign technology or processes to avoid an infringement claim, our efforts to design around the third-party intellectual property rights may lead to a less effective or more costly product. In addition, we may be subject to legal proceedings alleging the infringement, misappropriation or other violation of the intellectual property of third parties, which could result in substantial costs and divert our efforts and attention from other aspects of our business. A court could also order us to pay compensatory damages for any infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and results of operations.

A court also could enter orders that temporarily, preliminarily or permanently prohibit us and our partners from making, using, selling or offering to sell one or more of the products that may be produced using our technology platform and processes, or could enter an order mandating that we undertake certain remedial activities.

Trade secrets can be difficult to protect and enforce, and our inability to do so could adversely affect our competitive position.

We rely on trade secrets and confidentiality agreements to protect some of our technology and proprietary know-how that is not patentable, processes for which patents are difficult to enforce, and any other elements of our technology platform that involve proprietary know-how, information or technology that is not covered by patents, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain and protect. Our strategy for scale-up of production requires us to share confidential information with our business partners and other parties. Our business partners' employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is an expensive, time-consuming and uncertain process. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them. Our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Nevertheless, our proprietary information may be disclosed, third parties could reverse engineer our systems, and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If trade secrets are stolen, misappropriated or reverse engineered, others could use these designs to produce competing products.

A number of third parties, including various industry partners, plant operators, university scientists and researchers, and those involved in the shipping and handling of products produced using our technology platform, have or may have access in the future to our proprietary technology. If the proprietary technology covered by our trade secrets were stolen, misappropriated or reverse engineered based on unauthorized use or based on extrapolation from our disclosures in our patent applications, it could be used by other parties for their own commercial gain. If this were to occur, it could be difficult, time consuming and costly for us to discover or challenge this type of use, especially in countries with limited intellectual property protection.

If we are unable to prevent third parties from adopting, registering or using trademarks or otherwise violating our trademark rights, our business could be materially adversely affected.

We currently hold issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the issuance or maintenance of the same and thus create the potential need to rebrand or relabel one or more of our services. As our business matures, our reliance on our trademarks to differentiate us from our competitors increases and as a result, if we are unable to prevent third parties from adopting, registering or using trademarks, trade dress, or other source indicators that infringe, dilute or otherwise violate our trademark rights, our business could be materially adversely affected.

We may not retain exclusive rights to intellectual property created as a result of our strategic partnering arrangements which could limit our prospects and result in costly and time-consuming disputes.

We are a party to joint development agreements with a number of parties and are seeking to enter into agreements with others, each of which involve research and development efforts. We expect to enter into additional strategic partnering arrangements in the future. Under our existing agreements, we share, and would share, to various degrees, intellectual property we jointly develop. Any disputes as to ownership with a partner that may arise could encumber or prevent our use of the disputed technology, could harm our relationship with the relevant partner and would likely negatively affect our commercialization plans with respect to that technology. Additionally, litigation may be necessary to resolve disputes as to the ownership of intellectual property rights as between us and our industry partners, which can be costly, distracting to management and can harm our reputation and the value of our Company. Further, we may not be successful in defending our intellectual property rights in any such litigation, and if we are unsuccessful, the value of our Company could be seriously harmed.

Some of our intellectual property may be subject to federal regulation such as "march-in" rights, reporting requirements and a preference for U.S. industry, and any such regulations could negatively impact our business and prospects.

Some of the intellectual property that protects our technology platform has been funded by grants from U.S. government agencies and is subject to certain federal regulations. For example, under the "march-in" provisions of the Bayh-Dole Act, the government may have the right under limited circumstances to require us to grant exclusive, partially exclusive or non-exclusive rights to third parties under any intellectual property discovered through the government-funded programs. March-in rights can be triggered if the government determines that we have failed to work sufficiently towards achieving practical application of a technology or if action is necessary to alleviate health or safety needs, to meet requirements for public use specified by federal regulations or to give preference to U.S. industry. Under the Bayh-Dole Act, we are required to disclose each subject invention to the federal funding agency within two months after the inventor discloses it to us. We must also elect to retain title to the invention within two years of disclosure to the government. If we fail to meet these and other reporting and timing requirements, we could lose title to inventions that were developed with government funding. Additionally, if we fail to file patent applications on time, fail to establish that government funding was used in developing the invention, or fail to disclose the invention to the funding agency, we could lose rights to these inventions. We are also subject to certain reporting requirements as well as a preference for U.S. industry relating to manufacturing of products under the Bayh-Dole Act. Specifically, certain of our granted and pending patents that cover recombinant and other microorganisms, cell-free protein synthesis platforms, protein expression vectors, fermentative production pathways, and microbial and ethanol conversion pathways may be subject to Bayh-Dole requirements and/or march-in-rights. These patents account for less than one percent of our granted and pending patents. Any such regulations could negatively impact our business and prospects.

We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from developing or selling our process technologies.

We rely on licenses in order to be able to use various proprietary technologies that are material to our business, including the Battelle License Agreement. We do not own the patents that underlie these licenses. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those licenses. We do not always control the prosecution, maintenance or filing of the patents to which we hold licenses. Thus, some of these patents and patent applications were not written by us or our attorneys, and we did not have control over their drafting and prosecution. Our licensors might not have given the same attention to the drafting and prosecution of these patents and applications as we would have if we had been the owners of the patents and applications and had control over the drafting and prosecution. We cannot be certain that drafting or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Our rights to use the technology we license are subject to the validity of the owners' intellectual property rights. Enforcement of our licensed patents or defense or any claims asserting the invalidity of these patents is often subject to the control or cooperation of our licensors and/or interpretation of the license agreements. We cannot be certain that we will have control of the enforcement of these patents against third parties. Legal action could be initiated against the owners of the intellectual property that we license. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent our licensors from continuing to license the intellectual property that we may need to operate our business.

Certain of our licenses contain provisions that allow the licensor to terminate the license upon specific conditions, including breach or insolvency. Our rights under the licenses are subject to our continued compliance with the terms of the license, including the payment of royalties due under the license. Termination of these licenses could prevent us from developing or marketing some or all of our process technologies. Because of the complexity of our technologies underlying our process technologies and the patents we have licensed, determining the scope of the license and related royalty obligation can be difficult and can lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license. If a licensor believed we were not paying the royalties due under the license or were otherwise not in compliance with the terms of the license, the licensor might attempt to revoke the license. If such an attempt were successful, we might be barred from developing and selling some or all of our process technologies.

Any strategic partnering arrangement that involves the licensing of any of our intellectual property may increase our risks, harm our competitive position and increase our costs.

In addition to partnering with industry leaders through our co-development model, we may enter into licensing arrangements aimed to accelerate commercialization of our production process pipeline. Licensing any of our intellectual property increases the number of people who have access to some of our proprietary information. The scope of any such license may not be sufficiently narrow to adequately protect our interests. Moreover, contractual obligations of our licensees not to disclose or misuse our intellectual property may not be sufficient to prevent such disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not be cost-effective, reasonable under the circumstances or ultimately succeed in protecting our proprietary rights. If our competitors access our intellectual property, they may gain further insight into the technology and design of our process technologies, which would harm our competitive position.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, or lawsuits asserted by a third party, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may need to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments.

Because of the uncertainties involved in the issuance and enforcement of patents, and the value of a patent, patent disputes and litigations are common. We may become involved in patent disputes relating to infringement of our technology, with third-parties asserting their patents, with our licensors or licensees, with industry partners and with employees, among others. Patent disputes can take years to resolve, can be very costly and can result in loss of rights, injunctions and substantial penalties. Moreover, patent disputes and related proceedings can distract management's attention and interfere with running the business.

Risks Related to Ownership of Our Securities

See also "–Risks Related to our Business and Industry—There is Substantial Doubt about our Ability to Continue As Going Concern" above.

The price of our securities may be volatile.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. The trading price of our securities may be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline. Factors affecting the trading price of our securities may include:

- our ability to execute on our business initiatives;

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about our operating results, liquidity and our ability to continue as a going concern;

- the development of new plants;

- success of competitors;

- operating results failing to meet the expectations of securities analysts or investors in a particular period;

- entering into new agreements with partners;

- changes in financial estimates and recommendations by securities analysts concerning LanzaTech or the industry in which we operates in general;

- operating and stock price performance of other companies that investors deem comparable to LanzaTech;

- ability to market new and enhanced products and services on a timely basis;

- media and consumer sentiment towards our mission and business operations;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving LanzaTech;

- changes in LanzaTech's capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of common stock available for public sale;

- our ability to maintain listing requirements;

- any major change in our Board or management;

- sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

- general economic and political conditions such as tariffs, recessions, interest rates, fuel prices, international currency fluctuations, trade restrictions and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to LanzaTech could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain financing in the future.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, and if we fail to maintain compliance with the continued listing requirements of Nasdaq, our common stock could be delisted, negatively impacting its price and liquidity and our ability to access the capital markets.

Our common stock is listed on Nasdaq under the symbol LNZA. For continued listing on Nasdaq, we must satisfy Nasdaq's continued listing standards, including a minimum bid price of $1.00 per share as set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement"). On March 13, 2025, we received written notice from the Nasdaq Listing Qualifications Department notifying us that, for the last 30 consecutive business days, the closing bid price for our common stock had been below the $1.00 per share minimum closing bid price requirement for continued listing on Nasdaq.

To address the bid price deficiency, on August 18, 2025, we effected the 1-for-100 Reverse Stock Split. The Reverse Stock Split reduced the number of shares of our common stock outstanding to increase the per-share market price of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Reverse Stock Split and Reduction in Authorized Shares" for additional information on the Reverse Stock Split. On September 3, 2025, we received confirmation from Nasdaq that we had regained compliance with the Minimum Bid Price Requirement. However, the market price of our common stock may decline due to a variety of factors, and we may again fail to satisfy the Minimum Bid Price Requirement or other Nasdaq continued listing standards.

If Nasdaq delists our securities for failing to meet these requirements, we and our stockholders could face significant negative consequences, including:

- decreased ability to obtain financing for the continuation of our operations;

- limited availability of market quotations for our securities;

- a determination that our common stock is "penny stock," requiring brokers to adhere to more stringent rules, possibly reducing trading activity in the secondary market;

- a limited amount of analyst coverage, if any; and

- decreased liquidity of our common stock.

Delisting from Nasdaq could also result in other negative consequences, such as the potential loss of confidence by suppliers, customers, and employees, the loss of institutional investor interest, and fewer business development opportunities.

Our stockholders will experience substantial dilution as a result of the exercise of the PIPE Warrant and the consummation of any additional equity financing.

As of March 25, 2026, we had 10,089,163 shares of common stock issued and outstanding and a large number of shares of common stock reserved for future issuance in connection with warrants, equity-based awards granted under the executive compensation plans of the Company. Concurrently with the January 2026 Financing and pursuant to the Preferred Stock Purchase Agreement, we issued the PIPE Warrant to the Preferred Stockholder to purchase up to 7,800,000 shares of common stock, which PIPE Warrant is exercisable at any time prior to 5:00 p.m. New York City time on December 31, 2026 (the "Expiration Time"), and, if unexercised, will be automatically exercised on a cashless (net-share) basis immediately prior to the Expiration Time. The issuance of additional shares of common stock upon the exercise of the PIPE Warrant would increase the number of shares issued and outstanding as of March 25, 2026 by 77.3%, which would result in significant dilution for stockholders of their ownership and voting interests in the Company. Any additional equity financing we consummate would result in further dilution.

There has not been an active market for trading in our common stock, and the Preferred Stock Conversion and the January 2026 Financing have concentrated, and the exercise of the PIPE Warrant will concentrate, our share ownership and could further limit trading activity.

There currently is not an active market for trading in our common stock, which we believe is in part due to the issuance of the Preferred Stock, the Preferred Stock Conversion, the January 2026 Financing and the issuance of the PIPE Warrant.

In addition, the issuance of shares of common stock upon the exercise of the PIPE Warrant will further concentrate the ownership of our common stock will be concentrated in a limited number of holders. Assuming the full cashless exercise of the PIPE Warrant for shares of common stock, as of March 25, 2026, Khosla Ventures and its affiliates would beneficially own approximately 62.9% of the outstanding shares of common stock, which would represent the largest ownership position of the Company, the investors in the January 2026 Financing, together with Khosla Ventures and its affiliates, would collectively beneficially own approximately 88.1% of the outstanding shares of common stock. No other existing stockholder would beneficially own 5% or more of the outstanding shares of common stock. To the extent that Khosla Ventures and its affiliates or any existing Company stockholder participates in any additional equity financing, their beneficial ownership would further increase. This concentration of share ownership could further limit trading activity in our common stock and make it more difficult for stockholders to sell their common stock at prevailing market prices or at all.

Khosla Ventures and its affiliates have significant influence over us, and their interests may conflict with those of our other stockholders in the future.

Khosla Ventures and its affiliates currently have the largest ownership position in the Company. See "—There has not been an active market for trading in our common stock, and the Preferred Stock Conversion and the January 2026 Financing have concentrated, and the exercise of the PIPE Warrant will concentrate, our share ownership and could further limit trading activity" above. As a result, and so long as they hold a significant amount of our voting power, Khosla Ventures and its affiliates will have significant influence over the outcome of all matters requiring stockholder approval, including the election and removal of our directors, and thereby our corporate and management policies. In addition, Khosla Ventures and its affiliates may vote their shares in a manner that, in their judgment, could enhance their investment, but which may conflict with our interests or those of our other stockholders. This concentration of ownership may also delay or deter possible changes in control of the Company or deprive our other stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of the Company, which may ultimately affect the market price of our common stock.

A substantial portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.

Securities research analysts establish and publish their own periodic projections for the business of LanzaTech. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on LanzaTech downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of LanzaTech or fails to publish reports on LanzaTech regularly, our stock price or trading volume could decline.

We may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common stock.

As of March 25, 2026, we had warrants outstanding to purchase up to an aggregate of 8,243,477 shares of common stock, including the Public Warrants (as defined below), the IPO Private Placement Warrants (as defined below), a warrant held by ArcelorMittal, dated December 8, 2021 (the "AM Warrant"), the PIPE Warrant, and a warrant (the "FPA Warrant") issued pursuant to Forward Purchase Agreement ("FPA"), dated February 3, 2023, with ACM ARRT H LLC ("ACM"). Additionally, as of December 31, 2025, we had (i) options outstanding to purchase up to an aggregate of 137,942 shares of common stock, and (ii) 49,525 unvested RSUs outstanding (see Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources and Uses of Capital-and-Recent Developments"). Additionally, under the LanzaTech 2023 Long-Term Incentive Plan (the "2023 Plan"), we have the ability to issue 198,137 shares of our common stock. The 2023 Plan is required to provide for the ability to grant and recycle our common stock (including any shares subject to forfeited options), and to initially reserve a number of shares of our common stock constituting 10% of the total number of shares of our common stock outstanding on a fully diluted basis, as determined at the closing of the Business Combination, and includes an "evergreen" provision pursuant to which the number of shares reserved for issuance under the 2023 Plan will be increased automatically each year by 3% of the aggregate number of shares of our common stock then outstanding on a fully diluted basis, unless the Board takes action to suspend the increase or provide for an increase of a lesser number of shares. We may also issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

- our existing stockholders' proportionate ownership interest in LanzaTech will decrease;

- the amount of cash available per share, including for payment of dividends in the future, may decrease;

- the relative voting strength of each previously outstanding share of common stock may be diminished; and

- the market price of shares of our common stock may decline.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our securities unless you sell your securities for a price greater than that which you paid for it.

The Public Warrants are identical to the IPO Private Placement Warrants in material terms and provisions, except in certain circumstances, and are materially different from the AM Warrant, the FPA Warrant and the PIPE Warrant.

As part of AMCI's initial public offering ("IPO"), AMCI issued warrants to third-party investors. Each public warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of

$1,150 per share (the "Public Warrants"). Simultaneously with the closing of the IPO, AMCI completed the private sale of warrants. Each private sale warrant allows the holder to purchase one share of the Company's common stock at $1,150 per share. Additionally, prior to the consummation of the Business Combination, AMCI issued warrants for the settlement of a working capital loan. The working capital warrants have the same terms as the private sale of warrants issued at the IPO. Warrants sold in the private sale at the IPO and the warrants issued to convert the working capital loan are collectively referred to as the "IPO Private Placement Warrants". The Company has 78,081 Public Warrants and 44,661 IPO Private Placement Warrants outstanding as of December 31, 2025.

The Public Warrants are identical to the IPO Private Placement Warrants in material terms and provisions, except that the IPO Private Placement Warrants are not redeemable by us so long as they are held by AMCI Sponsor II LLC (the "Sponsor") or its permitted transferees. If the IPO Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, they will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

We may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to holders of Public Warrants. We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant, provided that the closing price of our common stock equals or exceeds $1,800 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period commencing once the Public Warrants become exercisable and ending three days before we send the notice of redemption to Public Warrant holders. If and when the Public Warrants become redeemable by us, we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding Public Warrants could force holders of the Public Warrants (i) to exercise their Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their Public Warrants at the then-current market price when they might otherwise wish to hold their Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of their Public Warrants. As noted above, none of the IPO Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

The terms of the AM Warrant, the FPA Warrant and the PIPE Warrant are materially different from those of the Public Warrants. The AM Warrant entitles its holder to purchase up to 300,000 shares of common stock at an exercise price equal to $10.00, and will expire on the fifth anniversary of the consummation of the Business Combination. The FPA Warrant entitles the holder to purchase up to 20,735 shares of common stock at an exercise price equal to $0.0000001 per share (subject to adjustment in certain events), and will expire on March 27, 2028. The PIPE Warrant (as amended) entitles the holder to purchase an aggregate of 7,800,000 shares of common stock at an exercise price equal to $0.0000001 per share (subject to adjustments in certain events) and is exercisable at any time prior to 5:00 p.m. New York City time on December 31, 2026 (the "Expiration Time") and will be automatically exercised on a cashless, net-exercise basis immediately prior to the Expiration Time.

You may only be able to exercise your Public Warrants on a "cashless basis" under certain circumstances, and if you do so, you will receive fewer shares of our common stock from such exercise than if you were to exercise such warrants for cash.

The warrant agreement with respect to the Public Warrants (the "Public Warrant Agreement") provides that in the following circumstances holders of warrants who seek to exercise their Public Warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement or if the registration statement under which the warrants are registered is suspended; (ii) if we have so elected and the shares of common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of "covered securities" under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption. If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the "fair market value" of our shares of common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The "fair market value" is the average closing price of the shares of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of our common stock from such exercise than if you were to exercise such warrants for cash.

Our Public Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Public Warrants, which could limit the ability of Public Warrant holders to obtain a favorable judicial forum for disputes with our Company.

Our Public Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Public Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Public Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in our Public Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Public Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a "foreign action") in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an "enforcement action"), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder's counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with our Company, which may discourage such lawsuits against us and our directors, officers, or other employees and may result in increased litigation costs for our stockholders. Alternatively, if a court were to find this provision of the Public Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board.

We may amend the terms of the Public Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding Public Warrants. As a result, the exercise price of a holder's Public Warrants could be increased, the exercise period could be shortened and the number of shares of our common stock purchasable upon exercise of a Public Warrant could be decreased, all without the approval of that warrant holder.

Our Public Warrants were issued in registered form under the Public Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Public Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, convert the Public Warrants into cash or stock, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a Public Warrant.

We have identified deficiencies in our internal control over financial reporting that constitute "material weaknesses" as defined in Regulation S-X. If we are unable to remediate these deficiencies, or if we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations or prevent fraud.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During 2023, we restated our condensed consolidated financial statements as of and for the quarters ended March 31, 2023 and June 30, 2023. In connection with this restatement, we concluded that the failure of our internal controls designed to ensure appropriate accounting for complex technical arrangements like the FPA constituted a material weakness in our internal control over financial reporting. Additionally, management has concluded that the reductions in force and turnover in certain senior accounting and control-related roles during 2025 resulted in temporary capacity constraints within our finance organization, which affected the consistent execution, review, and documentation of certain internal control activities, and which constituted a material weakness in our internal control over financial reporting.

Management has concluded that these material weaknesses had not been remediated and that our disclosure controls and procedures were not effective as of December 31, 2025 and 2024. Refer to Item 9A. Controls and Procedures for further information.

Our management has expended, and will continue to expend, a substantial amount of effort and resources for the improvement of our internal control over financial reporting.

We can give no assurance that any measures we take will remediate the deficiencies in internal control or that additional material weaknesses or significant deficiencies in internal control over financial reporting will not be identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements of our consolidated financial statements that may require us in the future to restate our financial statements or cause us to fail to meet our periodic reporting obligations and could result in litigation or other disputes. As a result, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. In either case, there could result a material adverse effect on our business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect our reputation or investor perceptions of LanzaTech, which could have a negative effect on the trading price of our common stock. In addition, we have incurred and expect to continue to incur additional costs to remediate material weaknesses in our internal control over financial reporting.

Delaware law and provisions in our certificate of incorporation and bylaws could make a takeover proposal more difficult.

Our organizational documents are governed by Delaware law. Certain provisions of Delaware law and of our certificate of incorporation and bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of our common stock held by our stockholders. These provisions include the ability of the Board to designate the terms of and issue new series of preference shares, supermajority voting requirements to amend certain provisions of our certificate of incorporation, the classification of the Board, and a prohibition on stockholder actions by written consent, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These anti-takeover provisions as well as certain other provisions of Delaware law could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, we may experience negative reactions from the financial markets, including negative impacts on the price of our common stock. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions that our stockholders desire.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by our stockholders, which could limit our stockholders' ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with the Company or our directors, officers or other employees or increase our stockholders' costs in bringing such a claim.

Our certificate of incorporation provides that, unless we consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of LanzaTech; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of LanzaTech to LanzaTech or its stockholders; (iii) any action asserting a claim against LanzaTech or any director, officer or employee arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or (iv) any action asserting a claim against LanzaTech or any director, officer or employee of LanzaTech governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder's counsel. The provision described in the immediately preceding sentence will not apply to (i) suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder, for which the federal courts will be the exclusive forum. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock will be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, or other employees and may result in increased litigation costs for our stockholders. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and the Board.

Item 1B. Unresolved Staff Comments

None.

58

Item 1C. Cybersecurity

Risk Management and Strategy

We maintain a cybersecurity program designed to assess, identify, and manage risks from cybersecurity threats and to protect the confidentiality, integrity, and availability of our information systems and data. Our cybersecurity program is aligned with recognized cybersecurity frameworks, including the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), and is integrated, where appropriate, into the Company's broader enterprise risk management processes.

We have implemented administrative, technical, and physical safeguards designed to protect our information systems and data. These safeguards include ongoing monitoring of information technology systems, employee awareness training regarding phishing and other cyber risks, and processes intended to detect, prevent, and respond to potential cybersecurity incidents.

We engage external consultants and service providers, as appropriate, to assist in evaluating and enhancing our cybersecurity posture. Periodically, we conduct risk assessments, including third-party vulnerability assessments and penetration testing performed by reputable service providers. We also evaluate cybersecurity risks associated with certain third-party vendors that may have access to our systems or data. In addition, we maintain cybersecurity insurance coverage as part of our overall insurance portfolio.

To date, we have not identified any cybersecurity incidents that have had a material impact on our business strategy, results of operations, or financial condition. However, cybersecurity threats continue to evolve in sophistication, and there can be no assurance that our systems and processes will be successful in preventing or detecting cyberattacks or other breaches or that remediation efforts will be successful.

Governance Related to Cybersecurity Risks

The Audit Committee of the Board of Directors oversees management's processes related to information technology and cybersecurity risks and reports significant cybersecurity matters to the full Board as appropriate.

Historically, the Company's cybersecurity program was overseen by the Company's Chief Information Security Officer ("CISO"). The Company's former CISO resigned in June 2025, and the Company is currently evaluating options regarding the role.

In the interim, certain cybersecurity monitoring and oversight activities are performed by the Company's Senior Information Technology Systems Manager, who has over 15 years of experience in information technology and enterprise systems. The Senior Information Technology Systems Manager reviews aspects of the Company's information security posture, cybersecurity controls, and monitoring activities and escalates matters to senior management as appropriate. The Company also utilizes external service providers to support certain cybersecurity monitoring and security management activities.

59

Item 2. Properties

LanzaTech's global headquarters and R&D center are co-located at the Illinois Science + Technology Park research campus in Skokie, Illinois. This space is held pursuant to a commercial lease with a term through 2036. The facility houses LanzaTech's state-of-the-art laboratories dedicated to synthetic biology, product synthesis, and analytics. In addition to its R&D center, LanzaTech owns real property known as the LanzaTech Freedom Pines Biorefinery located in Soperton, Georgia which is used for research and development activities. The site includes multiple gas fermentation systems of greater than 100L, emulating commercial designs and supporting laboratory facilities. The Freedom Pines site is also the location of LanzaJet's ethanol-to-sustainable aviation fuel facility, which is located on property leased by LanzaTech to LanzaJet for the purpose of constructing and operating such facility.

Item 3. Legal Proceedings

The Company is, and may from time to time be, involved in legal proceedings and exposed to potential claims in the normal course of business, including as described herein. Although we cannot predict the ultimate outcome of any legal matter with certainty, we currently do not believe the outcome of any of our pending legal proceedings will have a material adverse impact on our consolidated financial position, results of operations or cash flows. For a discussion of our legal proceedings, see *Note 17 — Commitments and Contingencies* to our consolidated financial statements included in Part II, "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols LNZA and LNZAW, respectively.

Holders

As of March 25, 2026, there were 66 holders of record of our common stock. Such numbers do not include beneficial owners holding our securities through nominee names.

Dividends

We have never declared or paid any dividends on shares of common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board may deem relevant.

Issuer Purchases of Equity Securities

None.

Recent Sales of Unregistered Securities

Except as previously reported by the Company on its Quarterly Reports on Form 10-Q or its Current Reports on Form 8-K, we did not sell any securities during the period covered by this Form 10-K that were not registered under the Securities Act.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying footnotes thereto included in Part II, "Item 8-Financial Results and Supplementary Data" of this Annual Report on Form 10-K. In this section, unless otherwise indicated or the context otherwise requires, references in this section to "LanzaTech," the "Company," "we," "us," "our" and other similar terms refer to LanzaTech Global, Inc. and its consolidated subsidiaries. References to "AMCI" refer to AMCI Acquisition Corp. II prior to the Business Combination. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include without limitation those discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and those identified in Part I, "Item 1A-Risk Factors" of this Annual Report on Form 10-K.

Overview

We are a nature-based carbon refining company that develops technology to transform waste carbon into the chemical building blocks for consumer goods such as fuels, fabrics, and packaging that people use in their daily lives. Our customers leverage our proven proprietary gas fermentation technology platform to convert certain feedstocks, including waste carbon gases, into fuels and chemicals such as ethanol. Today, we are focused on taking advantage of the many uses of ethanol while capitalizing on the growing preference among major companies for renewable products and environmentally-conscious manufacturing processes. We have also developed the capabilities to produce single cell protein as a primary product from our gas fermentation platform.

LanzaTech employs a licensing business model whereby our customers build, own and operate facilities that use our technology, and in return, we are paid a royalty fee based on the revenue generated from the use of our technology. We are augmenting our technology licensing business model to incorporate incremental ownership and operatorship in the biorefining value chain, enabling greater control over development, financing, and product access. We began operations in 2005. In 2018, through our joint venture with Shougang LanzaTech (also referred as "SGLT" herein), we established the world's first commercial waste gas-to-ethanol plant in China, followed by three more plants between 2021 and 2023. With additional partnerships, we established two more commercial plants, one in India, and one in Belgium, respectively, and we currently have other plants in various states of development in various countries around the world. We also perform research and development ("R&D") services related to novel technologies and development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. In June 2024, the Company and LanzaJet launched CirculAir™, a new joint offering and end-to-end solution utilizing LanzaTech's gas fermentation technology in conjunction with LanzaJet's Alcohol-to-Jet ("ATJ") platform to produce sustainable aviation fuel and renewable diesel from a wide range of waste feedstocks.

We have not achieved operating profitability since our formation. Our net losses after tax were $49.0 million and $137.7 million for the year ended December 31, 2025 and 2024, respectively. As of December 31, 2025 we had an accumulated deficit of $1,018.6 million compared to an accumulated deficit of $969.6 million as of December 31, 2024. We anticipate that we will continue to incur losses until we sufficiently commercialize our technology.

LanzaTech is focused on shifting its core operations from research and development to globally deploying the Company's proven technology. We are streamlining our priorities to sharpen our business focus and improve our cost structure and evaluating other liquidity enhancing initiatives, including pursuing capital raising, partnership or asset-related opportunities, and other strategic options.

Recent Developments

Reverse Stock Split and Reduction in Authorized Shares

On August 15, 2025,the Company filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") two Certificates of Amendment to the Company's Second Amended and Restated Articles of Incorporation to (1) decrease the par value of the Company's common stock from $0.0001 to $0.0000001 per share (the "Par Value Change") and increase the number of authorized shares of common stock from 600,000,000 to 2,580,000,000 (the "Authorized Share Increase"), effective 4:59 p.m. Eastern Time on August 18, 2025, and (2) effect a 1-for-100 reverse stock split (the "Reverse Stock Split") of the Company's issued and outstanding common stock and proportionately decrease the number of authorized shares of common stock to 25,800,000 (the "Proportionate Authorized Share Decrease" and, together with the Par Value Change, Authorized Share Increase and Reverse Stock Split, the "Charter Amendments"), effective 5:00 p.m. Eastern Time on August 18, 2025 (the "Reverse Split Effective Time"). The Charter Amendments were approved by the Board of Directors of the Company and by stockholders of the Company at the Company's 2025 Annual Meeting of Stockholders held on July 28, 2025, as detailed in the Company's definitive proxy statement for such annual meeting, filed with the SEC on June 18, 2025 (as supplemented by the proxy supplement filed with the SEC on July 17, 2025).

At the Reverse Split Effective Time, every 100 shares of the Company's issued and outstanding common stock were automatically reclassified and combined into one share of common stock. No fractional shares were issued in connection with the Reverse Stock Split. Instead, any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole share at the registered holder and participant level with The Depository Trust Company. Proportionate adjustments were made to the number of shares of the Company's common stock underlying the Company's outstanding equity awards. With respect to the Company's warrants, every 100 shares of common stock that may be purchased pursuant to the exercise of warrants prior to the Reverse Split Effective Time represent one share of common stock that may be purchased pursuant to such warrants following the Reverse Split Effective Time. Correspondingly, the exercise price per share of such warrants has been proportionately increased, such that the exercise price per share of such warrants immediately following the Reverse Stock Split is $1,150, which equals the product of 100 multiplied by $11.50, the exercise price per share immediately prior to the Reverse Stock Split.

The Reverse Stock Split affected all stockholders uniformly and did not alter any stockholder's percentage interest in the Company's equity (other than as a result of the rounding of shares to the nearest whole share in lieu of issuing fractional shares).

Unless otherwise indicated, all common stock share and per share data for all periods presented herein have been retroactively adjusted to reflect the Reverse Stock Split and the Par Value Change.

January 2026 Financing and Related Transactions

On January 21, 2026, the Company completed a private placement of its common stock to certain existing and new institutional investors pursuant to subscription agreements, issuing 4,000,000 shares ("Subscribed Shares") at $5.00 per share for gross proceeds of $20.0 million, and 510,968 bonus shares to such investors (the "January 2026 Financing"). The securities were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

On January 21, 2026, the Company filed a Second Amended and Restated Certificate of Designation for its Series A Convertible Senior Preferred Stock, which, upon the closing of the January 2026 Financing, resulted in the automatic conversion of all outstanding shares of Preferred Stock into 3,250,322 shares of common stock (the "Preferred Stock Conversion") and eliminated the Preferred Stock's mandatory redemption provisions.

Concurrently with the January 2026 Financing and pursuant to the Preferred Stock Purchase Agreement, the Company issued to the Preferred Stockholder the PIPE Warrant.

In connection with the foregoing, the Company and the Preferred Stockholder entered into a waiver under which the Preferred Stockholder waived the original deadline for filing a resale registration statement for the PIPE Warrant Shares and the Company agreed to file such resale registration statement within 60 business days following issuance of the PIPE Warrant Shares to the Preferred Stockholder.

LanzaJet Transaction

On February 11, 2026, LanzaTech, Inc., a wholly owned subsidiary of the Company, entered into a Series A Preferred Stock Purchase and Exchange Agreement (the "LanzaJet Series A Stock Purchase Agreement") with LanzaJet and certain investors (the "Series A Investors"). The Series A Stock Purchase Agreement provides for (i) the issuance and sale by LanzaJet of its Series A Preferred Stock, (ii) the exchange by certain holders of LanzaJet common stock and warrants for newly created Class C common stock and corresponding warrants on a 1:1 basis, and (iii) the exchange or conversion of certain LanzaJet convertible securities into newly created preferred stock of LanzaJet (collectively, the "Series A Transaction"). The Series A Transaction may occur in one or more closings, including an initial closing that occurred effective February 11, 2026 (the "Initial Closing").

At the Initial Closing, the Company purchased 455,522 shares of Series A Preferred Stock for an aggregate purchase price of $2.0 million and exchanged 60,316,250 shares of LanzaJet common stock for 60,316,250 shares of newly issued Class C Common Stock.

In connection with the Series A Transaction, LanzaJet filed a Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to authorize the Series A Preferred Stock and Class C Common Stock and to establish the rights and preferences of these securities. LanzaJet, the Company and certain other stockholders also entered into a Third Amended and Restated Stockholders' Agreement, which, among other matters, updates governance, transfer and other provisions and provides the Company with the right to designate one member of the seven-member LanzaJet board of directors so long as the Company and its affiliates beneficially own at least 5% of LanzaJet's fully diluted common shares.

As a result of the Series A Transaction, the Company's ownership interest in LanzaJet decreased from approximately 53% as of December 31, 2025 to approximately 46% on a fully diluted basis as of February 11, 2026. The Company continues to account for its investment in LanzaJet under the equity method of accounting.

Second Amendment to Note Purchase Agreement

On February 11, 2026, LanzaJet Freedom Pines Fuels LLC ("FPF") and the holders of the LanzaJet Notes entered into a Second Amendment to Note Purchase Agreement (the "Second NPA Amendment"). Among other changes, the Second NPA Amendment (i) amended the repayment terms of the LanzaJet Notes to defer the commencement of principal payments until the later of the first semi-annual payment date following the six-month anniversary of the commencement of commercial operations and June 30, 2027 and (ii) permits up to $25,000,000 in debt to rank senior in priority to the LanzaJet Notes.

Management evaluated the impact of the above transactions and determined that they represent a non-recognized subsequent event under ASC 855. Accordingly, no adjustments have been made to the accompanying consolidated financial statements as of and for the year ended December 31, 2025.

Strategic Outlook

During 2025, LanzaTech continued implementing strategic actions designed to streamline commercialization across its operational structure, enhance capital efficiency, and accelerate deployment of its platform technology. These actions reflect a continued shift away from one-off projects and toward greater execution consistency, capital discipline, and long-term revenue generation.

Under this cohort-based operating model, commercial projects are grouped into cohorts based on their stage of maturity, financing readiness, and offtake progress. Under this model, each cohort progresses through defined development stages—from early-stage services and engineering support to equipment deployment, licensing, and ultimately recurring revenue from product sales and potential carbon credits.

This model is intended to:

• Systematically de-risk execution by applying learnings from prior deployments;

• Align resources and capital allocation around milestone-based progression; and

• Build revenue visibility as projects advance toward operations.

As of December 31, 2025, the Company has four projects in its first cohort. The lead project is nearing completion of offtake negotiations, which we expect will unlock financing capital and serve as a blueprint for future deployments. Subsequent projects in this cohort are advancing through development pipelines with staged progression aligned to regulatory approvals, customer readiness, and financing, with the earliest targeted to be in first half of 2027.

A portion of anticipated near-term revenue remains linked to projects supported directly or indirectly by U.S. government programs, including those administered by the Department of Energy (DOE). Timing of certain project milestones is dependent on government funding processes and related approvals. Any delays in government funding, including those arising from administrative delays or federal budget disruptions, could result in the postponement of grant awards or cooperative agreements and financing bottlenecks for cost-share projects reliant on DOE commitments.

Such delays could defer expected revenue recognition from project services, equipment sales, or offtake-linked products, particularly for projects in earlier cohorts where DOE involvement plays a key role.

The Company continues to actively manage funding risk by pursuing diversified project funding sources, engaging private capital partners, and sequencing project cohorts to align with available capital. However, these efforts may not be successful, and prolonged government funding delays could negatively impact the timing of certain revenue streams and increase working capital pressure in the near term.

Looking ahead, scaling the cohort-based commercialization model remains central to the Company's long-term strategy. Execution will depend on continued access to capital, disciplined project selection, and effective coordination across technical, regulatory, and financing workstreams.

Basis of Presentation

LanzaTech's consolidated financial statements were prepared in accordance with U.S. GAAP. See *Note 2 — Summary of Significant Accounting Policies* of our consolidated financial statements for a full description of our basis of presentation.

Key Financial Metrics

The key elements of the Company's performance for the years ended December 31, 2025 and 2024 are summarized in the tables below:

(In thousands, except for percentages)	Years Ended December 31, 2025		2024		Variance		% Change
GAAP Measures:							
Revenue	$	55,845	$	49,592	$	6,253	13 %
Net income (loss)		(48,951)		(137,731)		88,780	64 %
Key Performance Indicators:							
One-Time Revenue[1]		34,891		37,868		(2,977)	(8)%
Recurring Revenue [2]		20,954		11,724		9,230	79 %
Total Revenue		55,845		49,592		6,253	13 %
Cost of Revenues (ex. Depreciation) [3]		30,544		25,970		4,574	18 %
Selling, general & administrative expense		47,046		49,981		(2,935)	(6)%
Adjusted EBITDA [4]	$	(71,312)	$	(88,212)	$	16,900	19 %

(1) One-time revenue includes all other revenue other than licensing and sales of microbes and media.

(2) Includes revenue from licensing and sales of microbes and media.

(3) Consists of cost of revenues from contracts with customers and grants (exclusive of depreciation), cost of revenues from collaboration agreements (exclusive of depreciation) and cost of revenues from related party transactions (exclusive of depreciation).

(4) Adjusted EBITDA, a non-GAAP financial measure, is calculated as net loss, excluding the impact of depreciation, interest income, net, stock-based compensation expense, change in fair value of warrant liabilities, loss on the Brookfield SAFE extinguishment, change in fair value of the Brookfield SAFE and the Brookfield Loan liabilities, change in fair value of the FPA Put Option liability and Fixed Maturity Consideration (net of interest accretion reversal), change in fair value of the Convertible Note, change in fair value of the PIPE Warrant and loss from equity method investees, net. Adjusted EBITDA is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Adjusted EBITDA does not represent, and should not be considered, an alternative to net income (loss), as determined in accordance with GAAP. See "*Non-GAAP Financial Measures*" for additional information and reconciliation of Adjusted EBITDA to net loss, its most directly comparable GAAP measure.

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated:

(In thousands, except for per share amounts)	Years Ended December 31, 2025		2024		Variance		% Change
Total revenue	$	55,845	$	49,592	$	6,253	12.6 %
Cost of revenues[1]		30,544		25,970		4,574	17.6 %
Operating expenses:							
Research and development		53,184		77,007		(23,823)	(30.9)%
Depreciation expense		4,227		5,567		(1,340)	(24.1)%
Selling, general and administrative expense		47,046		49,981		(2,935)	(5.9)%
Total operating expenses	$	104,457	$	132,555	$	(28,098)	(21.2)%
Loss from operations		(79,156)		(108,933)		29,777	27.3 %
Other income (expense):							
Interest income, net		1,214		3,162		(1,948)	(61.6)%
Other income (expense), net		41,539		(17,726)		59,265	334.3 %
Total other income (expense), net		42,753		(14,564)		57,317	393.6 %
Loss before income taxes		**(36,403)**		**(123,497)**		**87,094**	**70.5 %**
Loss from equity method investees, net		(12,548)		(14,234)		1,686	11.8 %
Net loss	$	**(48,951)**	$	**(137,731)**	$	**88,780**	**64.5 %**
Other comprehensive loss:							
Changes in credit risk of fair value instruments		1,091		(1,096)		2,187	(199.5)%
Foreign currency translation adjustments		(1,040)		124		(1,164)	(938.7)%
Comprehensive loss	$	**(48,900)**	$	**(138,703)**	$	**89,803**	**64.7 %**

(1) exclusive of depreciation

Revenue

Total revenue increased $6.3 million, or 12.6%, in the year ended December 31, 2025, compared to the same period in the prior year. The increase was primarily driven by $8.5 million in licensing revenue received from LanzaJet for their sublicensing of our technology. The increase was also driven by a $6.7 million increase in revenue from sales of CarbonSmart product by expanded commercialization and higher customer adoption. The increase was partially offset by a $3.8 million reduction in JDA revenue reflecting project completions and the absence of new contracts following workforce reductions. The increase was also partially offset by a $3.6 million decrease in engineering and other services revenue primarily due to the completion of projects with existing customers and a decrease in revenue from new customers.

Cost of Revenues

Cost of revenues increased $4.6 million, or 17.6%, in the year ended December 31, 2025, compared to the same period in the prior year. The increase was primarily driven by a $6.6 million increase in costs associated with CarbonSmart product sales and a $0.6 million increase in engineering and other services, which increases were consistent with higher production and sales volumes during the period. These increases were partially offset by a $1.9 million decrease in costs related to JDAs, and a $0.8 million decrease in costs associated with other contract research activities. The change in cost composition reflects the company's evolving business model, with a greater share of costs now attributable to product manufacturing and commercialization rather than service-based project activity.

Research and Development

R&D expense decreased $23.8 million, or 30.9%, in the year ended December 31, 2025, compared to the same period in the prior year. The decrease was primarily driven by an $11.2 million reduction in external R&D services expenses related to project development costs. In addition, personnel and contractor expenses declined by $7.4 million and facilities and consumables expenses decreased by $5.2 million, reflecting the impact of the Company's cost optimization and organizational streamlining initiatives including headcount reductions implemented during the year. These reductions align with management's ongoing focus on prioritizing core R&D programs and improving operating efficiency.

Selling, general and administrative expense

SG&A expense decreased $2.9 million, or 5.9%, in the year ended December 31, 2025, compared to the same period in the prior year. The decrease was primarily attributable to a $9.6 million reduction in personnel and contractor expenses, driven by headcount reductions during the year and a decline of $1.0 million in facilities-related expenses. The decrease was partially offset by a $7.7 million increase in professional fees associated with the Company's restructuring efforts and initiatives to realign business priorities.

Interest income, net

Interest income, net decreased $1.9 million in the year ended December 31, 2025 compared to the same period in the prior year. This was primarily attributable to interest earned on lower cash balances held in savings and money market accounts.

Other Income, net

Other income, net increased $59.3 million in the year ended December 31, 2025 compared to the same period in the prior year. This increase was primarily driven by a $55.7 million gain related to the change in the fair value of the convertible note (the "Convertible Note") issued in August 2024 and converted into common stock in May 2025, a $23.2 million gain on the change in fair value of the FPA recorded in the twelve-month period ended December 31, 2024, with no change in the current period. The PIPE Warrant liability decreased in fair value by $5.7 million as it was reclassified into equity in the third quarter of 2025.

These increases were partially offset by a loss of $23.4 million due to the increase in fair value of the Brookfield Loan from February 14, 2025 through December 31, 2025 and a loss of $2.5 million due to the increase in fair value of the Brookfield SAFE.

Liquidity and Capital Resources

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits at banks, and other short-term, highly liquid investments with original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

The following table shows the balances of our cash, cash equivalents and restricted cash as of December 31, 2025 and December 31, 2024:

(In thousands, except for percentages)	December 31, 2025	December 31, 2024	Variance	% Change
Total cash, cash equivalents, and restricted cash	$ 17,051	$ 45,737	$ (28,686)	(62.7)%

As of December 31, 2025, compared to December 31, 2024, LanzaTech's cash, cash equivalents, and restricted cash decreased by $28.7 million, or 62.7%, primarily due to losses from operations and the partial settlement of the Brookfield Loan, partially offset by proceeds from maturity of debt securities held for investment, and preferred stock issuance.

Management continues to evaluate opportunities to preserve liquidity and align expenditures with near-term revenue priorities. The Company's expense optimization initiatives, coupled with its project prioritization framework, are intended to improve cash efficiency and extend its operating runway. However, as discussed above and below under "Going Concern", obtaining additional financing is essential.

Debt Security Investments

Debt security investments comprise mainly held-to-maturity U.S. Treasury and high-quality corporate securities that the Company has both the ability and intent to hold to maturity. As of December 31, 2025, held-to-maturity security investments all matured, compared to $12.4 million as of December 31, 2024.

Sources and Uses of Capital

Since inception, we have financed our operations primarily through equity and debt financing. Our ability to successfully develop products and expand our business depends on many factors, including our ability to meet working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

As of December 31, 2025, our capital structure consisted of equity (comprising issued capital, and accumulated deficit), and the Brookfield Loan. We are not subject to any externally imposed capital requirements. As of December 31, 2025, our outstanding debt comprised the Brookfield Loan, the FPA Put Option liability and the Fixed Maturity Consideration, which are all classified as liabilities for accounting purposes, on our consolidated balance sheets as of December 31, 2025. For a description of these investments see *Note 2 — Summary of Significant Accounting Policies, Note 7 – Brookfield Investments and Note 9 – Forward Purchase Agreement* in our consolidated financial statements for further information.

In the normal course of our business, we also enter into purchase commitments or other transactions in which we make representations and warranties that relate to the performance of our goods and services. We do not expect material losses related to these transactions.

Going Concern

We have recurring net losses and anticipate continuing to incur losses. We had cash and cash equivalents of $13.2 million and an accumulated deficit of $(1,018.6) million as of December 31, 2025, along with cash outflows from operations of $(64.9) million and net loss of $(49.0) million for the year ended December 31, 2025. We have historically funded our operations through the Business Combination, issuances of equity securities, debt financing, as well as from revenue generating activities with commercial and governmental entities.

In light of the Company's operating requirements and projected capital expenditure under its current business plan, the Company is projecting that its existing cash and short-term debt securities will not be sufficient to fund its operations through the next twelve months from the date of issuance of the consolidated financial statements for the year ended December 31, 2025 included in this Annual Report. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

The Company is focusing on streamlining its business priorities, taking actions to reduce its cost structure and evaluating other liquidity enhancing initiatives, including pursuing capital raising, partnership or asset-related opportunities, and other strategic options. In accordance with Accounting Standards Update ("ASU") No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40)," management has evaluated in aggregate the conditions and events that raise substantial doubt regarding the Company's ability to continue as a going concern through the next twelve months from the date of issuance of the consolidated financial statements for the year ended December 31, 2025 included in this Annual Report and has determined that the Company's ability to continue as a going concern is dependent on its ability to raise significant amounts of additional capital, implement other strategic options, and execute its business plan.

On the Preferred Stock Closing Date, the Company and the Preferred Stockholder entered into the Preferred Stock Purchase Agreement pursuant to which the Company agreed to issue and sell 20,000,000 shares of Preferred Stock (subsequently converted into 3,250,322 shares of our common stock) to the Preferred Stockholder for an aggregate purchase price of $40.0 million. Additionally, on January 21, 2026, the Company issued and sold a total of 4,000,000 shares of common stock to certain private placement investors at a per share purchase price equal of $5.00, resulting in gross proceeds to the Company of $20.0 million, and also issued 510,968 bonus shares of common stock to such investors. See "Recent Developments—Convertible Senior Preferred Stock Purchase Agreement" and "Recent Developments—January 2026 Financing and Related Transactions" above for additional information about these transactions.

Management has concluded that the financing transactions completed in 2025 and in January 2026 and our additional plans to raise additional capital, which remain subject to uncertainty, do not alleviate substantial doubt about our ability to continue as a going concern.

The consolidated financial statements for the year ended December 31, 2025 included in this Annual Report do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Cash Flows

The following table provides a summary of our cash flows for the years ended December 31, 2025 and 2024:

	Years Ended December 31,			
(in thousands)	2025		2024	
Net cash used in operating activities	$	(64,854)	$	(89,060)
Net cash provided by investing activities		11,150		28,352
Net cash provided by financing activities		25,619		30,213
Effects of currency translation on cash, cash equivalents and restricted cash		(601)		(52)
Net decrease in cash, cash equivalents and restricted cash	$	(28,686)	$	(30,547)

Cash Flows Used in Operating Activities

Net cash used in operating activities decreased $24.2 million, or 27.2%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily attributable to the company's efforts to reduce operational costs and increased revenues during the year ended December 31, 2025 compared to the prior year period.

Cash Flows Provided by Investing Activities

Net cash provided by investing activities was $11.2 million for the year ended December 31, 2025, compared to $28.4 million of net cash provided by investing activities for the year ended December 31, 2024. The decrease of $(17.2) million was primarily due to lower proceeds from the maturities of debt securities, partially offset by a reduction in capital expenditure.

Cash Flows from Financing Activities

Net cash from financing activities was $25.6 million for the year ended December 31, 2025, compared to net cash provided by financing activities of $30.2 million for the year ended December 31, 2024. The change was driven by lower cash from financing activities from the issuance of $40.0 million of Series A Preferred Stock and $12.5 million partial repayment of the Brookfield Loan, compared to prior year net financing activities from the issuance of the Convertible Note and the settlement of the FPA.

Critical Accounting Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We consider an accounting estimate to be critical to the consolidated financial statements if the estimate is complex in nature or requires a high degree of judgment and actual results may differ from these estimates with any such differences being potentially material. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, we believe that the accounting policies discussed below are critical to understanding our historical and future performance:

Revenue Recognition

We recognize revenue from our contracts with customers in accordance with ASC 606. The Company also has certain partnership agreements that are within the scope of ASC 808 and contracts with governmental entities that are accounted for as grant contributions. We primarily earn revenue from services related to feasibility studies and basic engineering design of commercial plants, joint development, and contract R&D activities to develop novel biocatalysts and related technologies. When accounting for these arrangements, we must develop assumptions that require judgment such as determining the performance obligations in the contract, determining the transaction price for the contract and stand-alone selling price for each performance obligation identified, and measuring progress towards satisfaction of the performance obligations.

The determination of whether goods and services qualify as distinct performance obligations is based on the contract terms and our view of the business. Typically, our goods and services provided under a contract with a customer are viewed as a single performance obligation. Most of our arrangements provide fixed consideration, however, when there are variable consideration elements, we estimate the transaction price and whether revenue should be constrained. Significant estimates and judgments are also used when a material right is provided to the customer. In these instances, management estimates the stand-alone selling price and apportions the total transaction price to this material right. We regularly reassess our estimates and assumptions and any changes in these estimates are reflected in our revenue from contracts with customers in the period in which they occur.

Most performance obligations on our non-governmental arrangements are recognized over time. We typically use percentage completion when certain revenue recognition requirements are met. We exercise judgment when determining the percentage of completion against the total transaction price initially estimated. For arrangements with government agencies, we measure the satisfaction of performance obligations over time using the input method which requires judgment when selecting the most indicative measure of such performance.

Convertible Note

The Company had elected to measure the Convertible Note using the fair value option under ASC 825. The fair value of the Convertible Note was remeasured at each reporting date using a binomial lattice model. This model incorporates transaction details such as stock price, contractual terms, conversions scenarios, dividend yield, risk-free rate, adjusted equity volatility, credit rating, market credit spread, and estimated yield. On May 7, 2025, the Company consummated a "Qualified Equity Financing" with the preferred stock issuance, resulting in the conversion of the Convertible Note into 340,543 shares of common stock pursuant to the mandatory conversion provision of the Convertible Note.

Brookfield SAFE Valuation

Under the Brookfield SAFE, we agreed to issue to Brookfield the right to certain shares of Legacy LanzaTech's capital stock, in exchange for the payment of $50.0 million. The Brookfield SAFE was classified as a liability on our consolidated balance sheets as of December 31, 2024. The Company elected to record the instrument using the Fair Value Option ("FVO") under ASC 825. The Brookfield SAFE was terminated on February 14, 2025. Refer to *Note 6 — Brookfield Instruments* in our consolidated financial statements for further information.

Brookfield Loan Valuation

The Brookfield Loan is a legal form debt and the Company has elected to apply FVO with the Brookfield Loan classified as a mark-to-market liability. The fair value of the Brookfield Loan was determined using a scenario-weighted discounted cash flow model on the adjusted remaining portion of the Brookfield Loan.

The discounted cash flow model is based on our best estimate of amounts and timing of future cash flows related to the Brookfield Loan. Our estimates require judgmental assumptions about (i) the percentage of qualifying projects presented to and funded by Brookfield within the term of the Brookfield Loan, (ii) the weight on each scenarios related to certain business and strategic plans, and (iii) the discount rate. The sensitivity of the fair value calculation to these method, assumptions, and estimates included could create materially different results under different conditions or using different assumptions.

Series A Convertible Senior Preferred Stock – Mezzanine Equity

On May 7, 2025, the Company issued Series A Convertible Senior Preferred Stock pursuant to the Preferred Stock Purchase Agreement. Due to contractual provisions that could require redemption upon the occurrence of certain events—such as a deemed liquidation event (e.g., change of control)—that are not solely within the Company's control, management determined that classification as mezzanine equity (temporary equity) outside of permanent equity was appropriate. This classification is in accordance with applicable SEC guidance and ASC 480.

The determination of classification requires significant judgment in evaluating the contractual terms of the instrument, including the likelihood and timing of potential redemption events. Management's assessment involves consideration of all relevant facts and circumstances at issuance and on an ongoing basis. These judgments directly affect the Company's presentation of equity and liquidity metrics and could materially impact future results if redemption becomes probable or if the instrument is subsequently reclassified.

PIPE Warrant – Fair Value Measurement

Effective August 18, 2025, following the Authorized Share Increase and the Proportionate Authorized Share Decrease in connection with the Reverse Stock Split, the Company obtained sufficient authorized but unissued shares to be able to settle the PIPE Warrant in shares when it is due. As a result, and in accordance with ASC 815-40, the PIPE Warrant no longer met the criteria for liability classification. The PIPE Warrant was therefore remeasured to fair value immediately prior to reclassification and subsequently reclassified from a current liability to Additional Paid-in Capital within stockholders' equity. Changes in the fair value of the PIPE Warrant were recognized in other income (expense), net within the Company's consolidated statements of operations and comprehensive loss.

Following this reclassification, no further fair value adjustments will be recognized for the PIPE Warrant so long as the settlement conditions continue to permit equity classification.

The valuation of the PIPE Warrant involves the use of significant unobservable inputs and management judgment. As of December 31, 2025, the fair value was determined based on the Company's common stock price, adjusted for the probability of warrant issuance and exercisability, as well as applicable discounts reflecting liquidity, dilution, and other financing-related risks. Because these assumptions are highly sensitive to changes in market conditions, the fair value of the PIPE Warrant may fluctuate materially from period to period.

Recently Issued and Adopted Accounting Standards

See Note 2 to our consolidated financial statements for a description of recent accounting pronouncements, including the actual and expected dates of adoption and estimate effects on our consolidated results of operations and financial condition, which is incorporated herein by reference.

Non-GAAP Financial Measures

To supplement our financial statements presented in accordance with GAAP and to provide investors with additional information regarding our financial results, we have presented Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similarly titled measures presented by other companies.

We define Adjusted EBITDA as our net loss, excluding the impact of depreciation, interest income, net, stock-based compensation expense, change in fair value of warrant liabilities, loss on the Brookfield SAFE extinguishment, change in fair value of the Brookfield SAFE and the Brookfield Loan liabilities (net of interest accretion reversal), change in fair value of the FPA Put Option liability and Fixed Maturity Consideration, change in fair value of the Convertible Note, change in fair value of the PIPE Warrant and loss from equity method investees, net. We monitor and have presented in this Annual Report Adjusted EBITDA because it is a key measure used by our management and the Board to understand and evaluate our operating performance, to establish budgets, and to develop operational goals for managing our business. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of certain expenses that we include in net loss. Accordingly, we believe Adjusted EBITDA provides useful information to investors, analysts, and others in understanding and evaluating our operating results and enhancing the overall understanding of our past performance and future prospects.

Adjusted EBITDA is not prepared in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net loss, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. For example, Adjusted EBITDA: (i) excludes stock-based compensation expense because it is a significant non-cash expense that is not directly related to our operating performance; (ii) excludes depreciation expense and, although this is a non-cash expense, the assets being depreciated and amortized may have to be replaced in the future; (iii) excludes gain or losses on equity method investee; and (iv) excludes certain income or expense items that do not provide a comparable measure of our business performance. In addition, the expenses and other items that we exclude in our calculations of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results. In addition, other companies may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following table reconciles Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP:

75

Reconciliation of Net Loss to Adjusted EBITDA

		Years Ended December 31,		
(In thousands)		**2025**		**2024**
Net loss	$	(48,951)	$	(137,731)
Depreciation		4,227		5,567
Interest income, net		(1,214)		(3,162)
Stock-based compensation expense and change in fair value of Brookfield SAFE and warrant liabilities [1]		3,732		(4,679)
Loss on Brookfield SAFE extinguishment		6,216		—
Change in fair value of the FPA Put Option and Fixed Maturity Consideration liabilities		—		23,283
Change in fair value of Convertible Note and related transaction costs		(42,980)		14,276
Change in fair value of PIPE Warrant		(8,800)		—
Change in fair value of the Brookfield Loan (net of interest accretion reversal)		5,310		—
Change in fair value of the Amended Brookfield Loan		(1,400)		—
Loss from equity method investees, net		12,548		14,234
Adjusted EBITDA	$	(71,312)	$	(88,212)

_____
(1)   Stock-based compensation expense represents expense related to equity compensation plans.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

As a "smaller reporting company" as defined by Rule 12b-2 of the Securities Exchange Act of 1934, we are not required to provide information required by this item.

Item 8. Financial Statements and Supplementary Data

LanzaTech Global, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of LanzaTech Global, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LanzaTech Global, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in mezzanine equity and shareholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is projecting insufficient liquidity to fund operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Identification and evaluation of relevant terms and conditions in new or amended contracts with customers and application to such contracts of Accounting Standards Codification (ASC) Topic 606 – Revenue From Contracts With Customers (ASC 606) - Refer to Notes 2 and 4 to the financial statements

Description of Critical Audit Matter

The Company earns revenue from the sale of a variety of products and services to its customers including feasibility studies, basic engineering and design services, licensing of technologies, joint development and contract research activities, biocatalysts, and CarbonSmart ethanol.

The terms and conditions of the Company's contracts with its customers vary and assessing the accounting impact of the terms and conditions of each individual contract involves a significant amount of complexity and requires a high degree of judgement by management of the Company as contracts may contain provisions unique to each arrangement.

We determined our assessment of the Company's identification and evaluation of relevant contract terms and conditions and application of ASC 606 to new or amended contracts was a critical audit matter because it required significant audit effort and auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's conclusions on the identification and evaluation of relevant contract terms and conditions and the appropriate application of ASC 606 to new or amended contracts with customers included the following, among others:

- We obtained a selection of new or amended contracts with customers and performed the following procedures, among others:

    - Inspected the terms and conditions contained in the contract and supporting documents.

    - For new or amended contracts, assessed the Company's application of ASC 606 by:

        - Evaluating the Company's identification of the performance obligation or obligations in the contract.

        - Evaluating the Company's conclusions regarding the timing and method of recognizing revenue in accordance with ASC 606.

Brookfield Loan Liability – Remaining Amount Deemed to be Repaid Assumption– Refer to Notes 2 and 6 to the financial statements

Description of Critical Audit Matter

On October 2, 2022, the Company entered into a framework agreement (the "Brookfield Framework Agreement") and a Simple Agreement for Future Equity (the "Brookfield SAFE Agreement"). Pursuant to the Brookfield Framework Agreement, the Company agreed to present Brookfield, on an exclusive basis, the opportunity to provide equity financing for carbon capture and transformation projects in the Company's development pipeline once those projects meet certain defined investment criteria ("Qualifying Projects").

On February 14, 2025, the Company and Brookfield terminated the Brookfield SAFE Agreement and all associated rights and obligations and concurrently entered into a Loan Agreement ("Original Brookfield Loan Agreement"). Under the Original Brookfield Loan Agreement, the Company was deemed to have borrowed $60 million from Brookfield which was repayable in cash, plus interest, on October 3, 2027 ("Brookfield Loan"). On July 10, 2025, the Company and Brookfield entered into Amendment No. 1 to the Original Brookfield Loan Agreement ("Amended Brookfield Loan Agreement") under which the maturity date of the Brookfield Loan was extended to December 3, 2029.

For each $50 million of aggregate equity funding required for Qualifying Projects presented to Brookfield prior to October 3, 2027, $5 million of the remaining outstanding principal amount ("Remaining Amount"), will be deemed to be repaid.

A key input into the valuation of the Brookfield Loan is the assumption regarding the portion of the Remaining Amount, and corresponding interest, that will be deemed to be repaid as a result of presentation of Qualifying Projects to Brookfield. The valuation of the Brookfield Loan is highly sensitive to such assumption and selection of the assumption is subjective and requires a high degree of judgment by management of the Company.

We identified the valuation of the Brookfield Loan as a critical audit matter because its value is highly sensitive to changes in the assumption regarding the portion of the Remaining Amount, and corresponding interest, that will be deemed to be repaid. Evaluating this assumption required a high degree of auditor judgment and significant audit effort to evaluate the sufficiency of audit evidence relating to the Company's estimate.

How the Critical Audit Matter Was Addressed in the Audit

We assessed the reasonableness of the Company's conclusions related to the valuation of the Brookfield Loan by performing audit procedures which included the following, among others:

– We inspected the Brookfield Framework Agreement and obtained an understanding of its key terms, including the investment criteria that need to be met for a project to be considered a Qualifying Project.

– We inspected the Company's project development pipeline to assess the nature and quantity of projects that could be developed into Qualifying Projects.

– We made a selection from the project development pipeline and made inquiries of management to understand the status of the project relative to meeting the investment criteria and evaluated the reasonableness of the Company's assessment of the probability the selected project will become a Qualifying Project prior to the October 3, 2027.

– We performed a retrospective review on the status of the projects included in the project development pipeline to evaluate for management bias in developing its assumption.

Accounting for the Series A Convertible Preferred Stock (PIPE) Purchase Agreement – Refer to Notes 2 and 9 to the financial statements

Description of Critical Audit Matter

On May 7, 2025, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement ("PIPE Purchase Agreement") with a large existing investor ("PIPE Purchaser") pursuant to which the Company agreed to issue and sell 20,000,000 shares of its preferred stock. Also pursuant to the PIPE Purchase Agreement, the Company agreed to issue to the PIPE Purchaser a warrant to purchase 7,800,000 shares of common stock under certain circumstances. The Company's evaluation of the appropriate accounting model to apply to the financial instruments included within the PIPE Purchase Agreement required significant judgment by management of the Company.

We determined that our audit of the Company's evaluation of the appropriate accounting model applied to the financial instruments included within the PIPE Purchase Agreement was a critical audit matter because it involved a high degree of challenging and complex auditor judgment, and required significant audit effort, including the need to involve professionals in our firm with expertise in accounting for complex financial instruments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting for the financial instruments included within the PIPE Purchase Agreement included the following, among others:

– With the assistance of professionals in our firm having expertise in accounting for complex financial instruments, we assessed the reasonableness of the Company's conclusions as to the appropriate accounting for the financial instruments included within the PIPE Purchase Agreement in accordance with accounting principles generally accepted in the United States by:

  – Evaluating the Company's identification of relevant terms and conditions of the PIPE Purchase Agreement.

  – Evaluating the Company's application of available accounting guidance to the financial instruments included within the PIPE Purchase Agreement.

/s/ Deloitte & Touche LLP
Chicago, IL
March 31, 2026

We have served as the Company's auditor since 2021.

LANZATECH GLOBAL, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 13,164	$ 43,499
Held-to-maturity investment securities	—	12,374
Trade and other receivables, net of allowance	9,527	9,456
Contract assets, net of allowance	6,541	18,975
Other current assets	10,456	15,030
Total current assets	39,688	99,334
Property, plant and equipment, net	17,128	22,333
Right-of-use assets	14,378	26,790
Equity method investment	13,272	4,363
Equity security investment	14,990	14,990
Other non-current assets	751	6,873
Total assets	$ 100,207	$ 174,683
Liabilities, Mezzanine Equity and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 10,869	$ 5,289
Other accrued liabilities	10,278	8,876
Warrants	11	3,531
Fixed Maturity Consideration and current FPA Put Option liability	4,123	4,123
Contract liabilities	423	6,168
Accrued salaries and wages	1,843	2,302
Current lease liabilities	176	158
Total current liabilities	27,723	30,447
Non-current lease liabilities	16,388	30,619
Non-current contract liabilities	5,896	5,233
FPA Put Option liability	30,015	30,015
Brookfield SAFE liability	—	13,223
Brookfield Loan liability	10,900	—
Convertible Note	—	51,112
Other long-term liabilities	8	587
Total liabilities	90,930	161,236
Commitments and Contingencies (Note 18)		
Mezzanine Equity		
Convertible preferred stock, $0.0001 par value; 20,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 20,000,000 and no shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	2	—
Preferred stock - additional paid-in capital	13,167	—
Total mezzanine equity	13,169	—
Shareholders' Equity/(Deficit)		
Common stock, $0.0000001 par value, 25,800,000 shares authorized as of December 31, 2025 and December 31, 2024; 2,320,511 and 1,949,157 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively [(1)]	23	19
Additional paid-in capital	1,013,195	981,638
Accumulated other comprehensive income	1,444	1,393
Accumulated deficit	(1,018,554)	(969,603)
Total shareholders' equity/(deficit)	(3,892)	13,447
Total liabilities, mezzanine equity and shareholders' equity	$ 100,207	$ 174,683

(1) All common stock share and per share data for all periods presented have been retroactively adjusted to reflect the 1-for-100 reverse stock split of the Company's common stock and the decrease in the par value of the Company's common stock from $0.0001 to $0.0000001 per share which became effective on August 18, 2025. See Note 2, "Summary of Significant Accounting Policies" for further information.

See the accompanying Notes to the Consolidated Financial Statements

LANZATECH GLOBAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share data)

		Years Ended December 31,		
		2025		**2024**
Revenues:				
Contracts with customers and grants	$	18,298	$	22,995
CarbonSmart product sales		14,625		7,943
Collaborative arrangements		2,425		5,573
Related party transactions		20,497		13,081
Total revenues		55,845		49,592
Costs and operating expenses:				
Contracts with customers and grants[1]		15,438		15,341
CarbonSmart product sales[1]		14,191		7,543
Collaborative arrangements[1]		822		2,566
Related party transactions[1]		93		520
Research and development expense		53,184		77,007
Depreciation expense		4,227		5,567
Selling, general and administrative expense		47,046		49,981
Total cost and operating expenses		135,001		158,525
Loss from operations		(79,156)		(108,933)
Other income (expense):				
Interest income, net		1,214		3,162
Other income (expense), net		41,539		(17,726)
Total other income (expense), net		42,753		(14,564)
Loss from equity method investees, net		(12,548)		(14,234)
Net loss	$	(48,951)	$	(137,731)
Other comprehensive loss:				
Changes in credit risk of fair value instruments		1,091		(1,096)
Foreign currency translation adjustments		(1,040)		124
Comprehensive loss	$	(48,900)	$	(138,703)
Net loss per common share - basic	$	(22.27)	$	(69.71)
Net loss per common share - diluted	$	(22.27)	$	(69.71)
Weighted-average number of common shares outstanding - basic[2]		2,197,935		1,975,799
Weighted-average number of common shares outstanding - diluted[2]		2,197,935		1,975,799

(1) Exclusive of depreciation

(2) All common stock share and per share data for all periods presented have been retroactively adjusted to reflect the 1-for-100 reverse stock split of the Company's common stock and the decrease in the par value of the Company's common stock from $0.0001 to $0.0000001 per share which became effective on August 18, 2025. See Note 2, "Summary of Significant Accounting Policies" for further information.

See the accompanying Notes to the Consolidated Financial Statements

LANZATECH GLOBAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY/(DEFICIT)
(in thousands, except share data)

	Mezzanine Equity Preferred Stock		Additional Paid-in Capital	Total Mezzanine Equity	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity/(Deficit)
	Shares	Amount			Shares[1]	Amount				
Balance at December 31, 2024	— $	— $	— $	—	1,949,157 $	19	$ 981,638 $	(969,603) $	1,393 $	13,447
Stock-based compensation expense	—	—	—	—	—	—	7,279	—	—	7,279
Net loss	—	—	—	—	—	—	—	(48,951)	—	(48,951)
Issuance of common stock upon exercise of options and vesting of RSUs	—	—	—	—	30,811	—	—	—	—	—
Issuance of preferred stock, net of issuance costs	20,000,000	2	13,167	13,169	—	—	—	—	—	—
Issuance upon conversion of the Convertible Note	—	—	—	—	340,543	4	8,128	—	—	8,132
Reclassification of PIPE warrant to equity	—	—	—	—	—	—	16,150	—	—	16,150
Other comprehensive income, net	—	—	—	—	—	—	—	—	1,091	1,091
Foreign currency translation	—	—	—	—	—	—	—	—	(1,040)	(1,040)
Balance as of December 31, 2025	**20,000,000** $	**2** $	**13,167** $	**13,169**	**2,320,511** $	**23**	**$ 1,013,195** $	**(1,018,554)** $	**1,444** $	**(3,892)**

(1) All common stock share and per share data for all periods presented have been retroactively adjusted to reflect the 1-for-100 reverse stock split of the Company's common stock and the decrease in the par value of the Company's common stock from $0.0001 to $0.0000001 per share which became effective on August 18, 2025. See Note 2, "Summary of Significant Accounting Policies" for further information.

See the accompanying Notes to the Consolidated Financial Statements

LANZATECH GLOBAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY/(DEFICIT)
(in thousands, except share data)

	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares[(1)]	Amount				
Balance at December 31, 2023	1,966,425	$ 19	$ 943,960	$ (831,872)	$ 2,364	$ 114,471
Stock-based compensation expense	—	—	13,342	—	—	13,342
Net loss	—	—	—	(137,731)	—	(137,731)
Forward Purchase Agreement Settlement	—	—	24,084	—	—	24,084
Issuance of common stock upon exercise of options and vesting of RSUs	11,997	—	300	—	—	300
Repurchase of equity instruments	—	—	(48)	—	—	(48)
Treasury Shares	(29,265)	—	—	—	—	—
Other comprehensive income, net	—	—	—	—	(1,096)	(1,096)
Foreign currency translation	—	—	—	—	125	125
Balance as of December 31, 2024	**1,949,157**	**$ 19**	**981,638**	**$ (969,603)**	**$ 1,393**	**$ 13,447**

(1) All common stock share and per share data for all periods presented have been retroactively adjusted to reflect the 1-for-100 reverse stock split of the Company's common stock and the decrease in the par value of the Company's common stock from $0.0001 to $0.0000001 per share which became effective on August 18, 2025. See Note 2, "Summary of Significant Accounting Policies" for further information.

See the accompanying Notes to the Consolidated Financial Statements

LANZATECH GLOBAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Years Ended December 31,	
	2025	2024
Cash Flows From Operating Activities:		
Net loss	$ (48,951)	$ (137,731)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation expense	7,201	13,208
Gain on change in fair value of SAFE and warrant liabilities	(3,469)	(17,887)
Loss on change in fair value of the Brookfield Loan	5,310	—
Gain on change in fair value of the Amended Brookfield Loan	(1,400)	—
Loss on Brookfield SAFE extinguishment	6,216	—
Loss on change in fair value of the FPA Put Option and the Fixed Maturity Consideration liabilities	—	23,510
Change in fair value of Convertible Note	(42,980)	11,894
Gain on change in fair value of PIPE Warrant liability	(8,800)	—
Gain on partial lease termination	(60)	—
Provisions for losses on trade and other receivables and contract assets, net of recoveries	1,994	961
Depreciation of property, plant and equipment	4,227	5,592
Amortization of discount on debt security investment	(34)	(854)
Non-cash lease expense	1,553	1,713
Non-cash recognition of licensing revenue	(20,665)	(11,532)
Loss from equity method investees, net	12,548	14,234
Loss from disposal of property, plant and equipment	—	(25)
Unrealized Loss on net foreign exchange	610	(284)
Changes in operating assets and liabilities:		
Accounts receivable, net	(117)	557
Contract assets	10,797	9,162
Accrued interest on debt investment	(83)	183
Other assets	6,250	(2,066)
Accounts payable and accrued salaries and wages	5,121	(1,790)
Contract liabilities	(375)	311
Operating lease liabilities	(1,629)	641
Other liabilities	1,882	1,143
Net cash used in operating activities	(64,854)	(89,060)
Cash Flows From Investing Activities:		
Purchase of property, plant and equipment	(1,258)	(5,312)
Proceeds from disposal of property, plant and equipment	—	25
Purchase of debt securities	—	(27,083)
Proceeds from maturity of debt securities	12,408	60,722
Net cash provided by investing activities	11,150	28,352
Cash Flows From Financing Activities:		
Proceeds from issuance of preferred stock	15,050	—
Issuance costs related to preferred stock	(1,881)	—
Settlement of FPA	—	(10,039)
Proceeds from exercise of options	—	300
Proceeds from issuance of Convertible Note, net	—	40,000
Repurchase of equity instruments of the Company	—	(48)

(Unaudited, in thousands)

Partial settlement of the Brookfield Loan		(12,500)		—
Proceeds from PIPE Warrant		24,950		—
Net cash provided by financing activities		25,619		30,213
Effects of currency translation on cash, cash equivalents and restricted cash		(601)		(52)
Net decrease in cash, cash equivalents and restricted cash		(28,686)		(30,547)
Cash, cash equivalents and restricted cash at beginning of period		45,737		76,284
Cash, cash equivalents and restricted cash at end of period	$	17,051	$	45,737
Supplemental disclosure of non-cash investing and financing activities:				
Acquisition of property, plant and equipment under accounts payable	$	—	$	132
Right-of-use asset additions		—		10,194
Extinguishment of the Brookfield SAFE		13,274		—
Issuance of the Brookfield Loan		(19,490)		—
Extinguishment of the Brookfield Loan		12,300		—
Issuance of the Amended Brookfield Loan		(12,300)		—
Cashless issuance of equity for Convertible Notes		8,132		—
Non-cash change in lease liability on partial termination		13,025		—
Non-cash change in ROU assets on partial termination		(13,085)		—
Non-cash partial reversal of FPA upon settlement		—		24,084
Third-party issuance costs for the Convertible Note		—		3,169

See the accompanying Notes to the Consolidated Financial Statements.

Note 1 — Description of the Business

LanzaTech Global, Inc., formerly known as AMCI Acquisition Corp. II ("AMCI") prior to February 8, 2023, was incorporated as a Delaware corporation on January 28, 2021. On March 8, 2022, LanzaTech NZ, Inc. ("Legacy LanzaTech") entered into an Agreement and Plan of Merger with AMCI and AMCI Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of AMCI ("Merger Sub"). On February 8, 2023, Legacy LanzaTech completed its business combination with AMCI by which Merger Sub merged with and into Legacy LanzaTech, with Legacy LanzaTech continuing as the surviving corporation and as a wholly owned subsidiary of AMCI (the "Business Combination").

The reporting entity is LanzaTech Global, Inc. and its subsidiaries (collectively referred to herein as "the Company", "LanzaTech" "we", "us", "our"). The Company's common stock trades under the ticker symbol "LNZA" and its Public Warrants trade under the ticker symbol "LNZAW" on the Nasdaq Stock Market.

The Company is headquartered in Skokie, Illinois, USA. The Company is a nature-based carbon refining company that transforms waste carbon into the chemical building blocks for consumer goods such as fuels, fabrics, and packaging that people use in their daily lives. The Company's customers leverage its proven proprietary gas fermentation technology platform to convert certain feedstocks, including waste carbon gases, into fuels and chemicals such as ethanol. The Company performs related services such as feasibility studies, engineering services, and research and development ("R&D") in biotechnology for commercial and government entities. The Company also purchases chemicals produced at customer facilities employing the Company's technology and sells them under the brand name CarbonSmart. The Company has also been developing the capabilities to produce single cell protein as a primary product from its gas fermentation platform.

As of December 31, 2025, the Company's technology was operated by licensees at four commercial-scale ethanol plants in China, one plant in Belgium, one in the commissioning phase in India, with others currently in development in various countries.

Unless otherwise indicated, amounts in these financial statements are presented in thousands, except for share and per share amounts.

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Note 2 — Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of LanzaTech Global, Inc. and its wholly-owned consolidated subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Variable Interest Entity ("VIE")

The Company makes judgments in determining whether an entity is a VIE and, if so, whether it is the primary beneficiary of the VIE and is thus required to consolidate the entity. A VIE is a legal entity that has a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company's variable interest arises from contractual, ownership or other monetary interests in the entity, which changes with fluctuations in the fair value of the entity's net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIEs economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when the Company is deemed to be the primary beneficiary. The Company assesses whether or not the Company is the primary beneficiary of a VIE on an ongoing basis. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with applicable GAAP.

The Company holds interests in certain VIEs for which it has been determined the Company is not the primary beneficiary. The Company's variable interests primarily relate to entities in which the Company has a non-controlling equity interest. Although these financial arrangements resulted in holding variable interests in these entities, they do not empower the Company to direct the activities of the VIEs that most significantly impact the VIEs' economic performance. The Company's interests in the VIEs are, therefore, accounted for under the equity method of accounting or at fair value (including, when applicable, the practicability exception to fair value under ASC 321-10-35). Refer to *Note 5 — Investments*, for further information. The Company is exposed to the VIEs' losses and other impairment losses up to the carrying value of each investment and any amounts receivable from the VIE, less amounts payable. Refer to *Note 15 — Related Party Transactions*, for further details on the transactions with VIEs.

Going Concern

The accompanying consolidated financial statements of the Company have been prepared in accordance with GAAP and assume the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has recurring net losses and anticipates continuing to incur losses. The Company had cash and cash equivalents of $13,164, and accumulated deficit of $(1,018,554) as of December 31, 2025, along with cash outflows from operations of $(64,854) and net loss of $(48,951) for the year ended December 31, 2025. The Company has historically funded its operations through the Business Combination, issuances of equity securities, debt financing, as well as from revenue generating activities with commercial and governmental entities.

In light of the Company's projected capital expenditure and operating requirements under its current business plan, the Company is projecting that its existing cash will not be sufficient to fund its operations through the next twelve months from the date of issuance of these consolidated financial statements. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

The Company is focusing on streamlining its business priorities, taking actions to reduce its cost structure and evaluating other liquidity enhancing initiatives, including pursuing capital raising, partnership or asset-related opportunities, and other strategic options. In accordance with Accounting Standards Update ("ASU") No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40)," management has evaluated in aggregate the conditions and events that raise substantial doubt regarding the Company's ability to continue as a going concern through the next twelve months from the date of issuance of these consolidated financial statements and has determined that the Company's ability to continue as a going concern is dependent on its ability to execute its business plan, raise significant amounts of additional capital and/or implement other strategic options.

On the Preferred Stock Closing Date (as defined below), the Company and the Preferred Stockholder (as defined below), entered into the Preferred Stock Purchase Agreement (as defined below) pursuant to which the Company agreed to issue and sell 20,000,000 shares of Preferred Stock (as defined below) (subsequently converted into 3,250,322 shares of our common stock) to the Preferred Stockholder for an aggregate purchase price of $40.0 million. See *Note 9 – Preferred Stock and PIPE Warrant* below. Additionally, on January 21, 2026, the Company issued and sold a total of 4,000,000 shares of common stock to the private placement investors at a per share purchase price equal of $5.00, resulting in gross proceeds to the Company of $20.0 million, and also issued 510,968 bonus shares of common stock to such investors. See *Note 19 – Subsequent Events* below for additional information.

Management has concluded that these financing transactions completed in 2025 and January 2026 and the Company's additional plans to raise additional capital, which remain subject to uncertainty, do not alleviate substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Reverse Stock Split and Reduction in Authorized Shares

On August 15, 2025, the Company filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") two Certificates of Amendment to the Company's Second Amended and Restated Articles of Incorporation to (1) decrease the par value of the Company's common stock from $0.0001 to $0.0000001 per share (the "Par Value Change") and increase the number of authorized shares of common stock from 600,000,000 to 2,580,000,000 (the "Authorized Share Increase"), effective 4:59 p.m. Eastern Time on August 18, 2025, and (2) effect a 1-for-100 reverse stock split (the "Reverse Stock Split") of the Company's issued and outstanding common stock and proportionately decrease the number of authorized shares of common stock to 25,800,000 (the "Proportionate Authorized Share Decrease" and, together with the Par Value Change, Authorized Share Increase and Reverse Stock Split, the "Charter Amendments"), effective 5:00 p.m. Eastern Time on August 18, 2025 (the "Reverse Split Effective Time"). The Charter Amendments were approved by the Board of Directors of the Company and by stockholders of the Company at the Company's 2025 Annual Meeting of Stockholders held on July 28, 2025, as detailed in the Company's definitive proxy statement for such annual meeting, filed with the SEC on June 18, 2025 (as supplemented by the proxy supplement filed with the SEC on July 17, 2025).

At the Reverse Split Effective Time, every 100 shares of the Company's issued and outstanding common stock were automatically reclassified and combined into one share of common stock. No fractional shares were issued in connection with the Reverse Stock Split. Instead, any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole share at the registered holder and participant level with The Depository Trust Company. Proportionate adjustments were made to the number of shares of the Company's common stock underlying the Company's outstanding equity awards. With respect to the Company's warrants, every 100 shares of common stock that may be purchased pursuant to the exercise of warrants prior to the Reverse Split Effective Time represent one share of common stock that may be purchased pursuant to such warrants following the Reverse Split Effective Time. Correspondingly, the exercise price per share of such warrants has been proportionately increased, such that the exercise price per share of such warrants immediately following the Reverse Stock Split is $1,150, which equals the product of 100 multiplied by $11.50, the exercise price per share immediately prior to the Reverse Stock Split.

The Reverse Stock Split affected all stockholders uniformly and did not alter any stockholder's percentage interest in the Company's equity (other than as a result of the rounding of shares to the nearest whole share in lieu of issuing fractional shares).

Unless otherwise indicated, all common stock share and per share data for all periods presented herein have been retroactively adjusted to reflect the Reverse Stock Split and the Par Value Change.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognized over time, the Brookfield SAFE, the Brookfield Loan, the FPA, the Convertible Note, the Preferred Stock and the IPO Private Placement Warrants.

The Company uses the input method where revenue is recognized on the basis of the Company's efforts or inputs to the satisfaction of a performance obligation (for example, resources consumed, labor hours expended, costs incurred, time elapsed, or machine hours used) relative to the total expected inputs to the satisfaction of that performance obligation. Under the input method, the Company exercises judgment and estimation when selecting the most indicative measure of such performance.

Most of our arrangements provide fixed consideration, however, when there are variable consideration elements, the Company estimates the transaction price and whether revenue should be constrained. Significant estimates and judgments are also used when a material right is provided to the customer. In these instances, the Company estimates the stand-alone selling price and apportions the total transaction price to this material right. Refer to the Revenue Recognition section in *Note 2 — Summary of Significant Accounting Policies* hereunder.

Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

Segment Information

The Company operates as one operating segment as determined in accordance with ASC Topic 280, Segment Reporting. The determination of the Company's reportable segment is based on the fact that its chief operating decision maker (CODM), identified as the Chief Executive Officer ("CEO") reviews financial performance and allocates resources at the consolidated level. See *Note 16 — Reportable Segment* for further details.

Foreign Currencies

The Company's reporting currency is the U.S. Dollar. The Company has certain foreign subsidiaries where the functional currency is the local currency. All of the assets and liabilities of these subsidiaries are translated to U.S. dollars at the exchange rate in effect at the balance sheet date, income and expense accounts are translated at average rates for the period, and shareholders' equity accounts are translated at historical rates. The effects of translating financial statements of foreign operations into the Company's reporting currency are recognized in other comprehensive income.

The Company also has foreign subsidiaries that have a functional currency of the U.S. dollar. Purchases and sales of assets and income and expense items denominated in foreign currencies are remeasured into U.S. dollar amounts on the respective dates of such transactions. Net realized and unrealized foreign currency gains or losses relating to the differences between these recorded amounts and the U.S. dollar equivalent actually received or paid are included within other expense, net in the consolidated statements of operations and comprehensive loss.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025 and December 31, 2024, the Company had $13,164 and $43,499 of cash and cash equivalents, respectively.

Restricted Cash

The Company is required to maintain a cash deposit with a bank which consists of collateral on certain travel and expense programs maintained by the bank. The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of December 31, 2025 and December 31, 2024.

	December 31,	
	2025	2024
Cash and cash equivalents	$ 13,164	$ 43,499
Restricted cash (presented within Other current assets)	3,887	2,238
Cash, cash equivalents and restricted cash	$ 17,051	$ 45,737

Trade and Other Receivables and Contract Assets

Receivables and contract assets are reported net of allowances for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company estimates the allowance for doubtful accounts based on a variety of factors including the length of time

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receivables are past due, the financial health of customers, unusual macroeconomic conditions, and historical experience. As of December 31, 2025 and December 31, 2024, the Company had a balance for doubtful accounts of $2,958 and $955, respectively.

Other Current Assets

Other current assets consist of prepaid expenses, materials and supplies, inventory and other assets. Material and supplies consist of spare parts and consumables used for research and research equipment and is stated at the weighted average cost. Inventory consists of CarbonSmart products and biocatalysts to be sold to biorefining customers.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost and include improvements that significantly increase capacities or extend the useful lives of existing plant and equipment. Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Useful lives range from three to five years for instruments and equipment, three to five years for office equipment and furniture and software, five years for vehicles and, for leasehold improvements, the shorter of the life of the improvement or the remaining term of the lease.

The Company reviews the remaining useful life of its assets on a regular basis to determine whether changes have taken place that would suggest that a change to depreciation policies is warranted.

Upon retirement or disposal of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses, if any, are recorded in the consolidated statements of operations and comprehensive loss. Net gains or losses related to asset dispositions are recognized in earnings in the period in which dispositions occur. Routine maintenance, repairs and replacements are expensed as incurred.

Leases

The Company determines if an arrangement is a lease at inception. Lease agreements under which the Company is a lessee are evaluated to classify the lease as a finance or operating lease. Operating lease assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As most leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

Leases with an initial term of 12 months or less are not recorded on the Company's consolidated balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company accounts for lease components and non-lease components as a single lease component.

Impairment of Long-Lived Assets

The Company performs a recoverability assessment of each of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators may include, but are not limited to, adverse changes in the regulatory environment in a jurisdiction where the Company operates, a decision to discontinue the development of a long-lived asset, early termination of a significant customer contract, or the introduction of newer technology.

When performing a recoverability assessment, the Company measures whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its carrying value. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability assessment based on active contracts as well as information received from third-party industry sources. The Company did not record an impairment for years ended December 31, 2025 and 2024.

Equity Method Investments

Investments in entities over which the Company has significant influence, but not control, are accounted for using the equity method of accounting. Gain or loss from equity method investees, net, represents the Company's proportionate share of net income or loss of its equity method investees and any gains or losses resulting from transactions in the investee's equity.

The Company's equity method investment is assessed for impairment whenever changes in the facts and circumstances indicate a loss in value may have occurred. When a loss is deemed to have occurred and is other than temporary, the carrying value of the equity method investment is written down to fair value. In evaluating whether a loss is other than temporary, the Company considers the length of time for which the conditions have existed and its intent and ability to hold the investment.

Equity Security Investments

Investments in entities over which the Company has neither significant influence, nor control, are accounted for as equity security investments. For investments where the fair value is not readily determinable, the Company will account for its investment using the alternative measurement principals as permitted under ASC 321, *Investments — Equity Securities*.

Subsequently, under the alternative measurement method, the Company will adjust the carrying value for observable changes in price and will reassess whether its investment continues to qualify for such method. Additionally, the Company will perform a qualitative assessment and recognize an impairment if there are sufficient indicators that the fair value of the investment is less than its carrying value. The changes in value and impairment charges (if any), are recorded in Other expense, net in the consolidated statements of operations and comprehensive loss.

Investment Securities

The Company classifies investment securities according to their purpose and holding period. All investment securities are debt securities that have been classified as held-to-maturity ("HTM") because the Company has both the ability and intent to hold the securities to maturity.

HTM debt securities are comprised of U.S. Treasury bills, U.S. Treasury notes, Yankee bonds, and corporate debt. HTM debt securities are carried at amortized cost, which is original cost net of periodic principal repayments and amortization of premiums and accretion of discounts. Accrued interest receivable is recorded within trade and other receivables, net of allowance on the consolidated balance sheets. Amortization of premiums and accretion of discounts are computed using the contractual level-yield method (contractual interest method), adjusted for actual prepayments. The contractual interest method recognizes the income effects of premiums and discounts over the contractual life of the securities based on the actual behavior of the underlying assets, including adjustments for actual prepayment activities, and reflects the contractual terms of the securities without regard to changes in estimated prepayments based on assumptions about future borrower behavior.

HTM securities are evaluated individually on a quarterly basis for expected credit losses. If applicable, an allowance for credit losses is recorded with a corresponding credit loss expense (or reversal of credit loss expense). The allowance for credit losses excludes uncollectible accrued interest receivable, which is measured separately. As of December 31, 2025, the Company did not have HTM debt securities.

Brookfield SAFE

On October 2, 2022, the Company entered into a Simple Agreement for Future Equity ("SAFE") with Brookfield (the "Brookfield SAFE"). Under the Brookfield SAFE, the Company agreed to issue to Brookfield the right to certain shares of its capital stock, in exchange for the payment of $50,000 (the "Initial Purchase Amount"). The Brookfield SAFE is legal form debt. As a result of the Business Combination, the Brookfield SAFE can be converted into a maximum number of shares of 5,000,000. Management elected to apply the Fair Value Option ("FVO") under ASC 825, *Financial Instruments*. As the Brookfield SAFE is accounted for under the FVO, the Brookfield SAFE is classified as mark-to-market liability.

On February 14, 2025, the Company and Brookfield terminated the Brookfield SAFE and all rights and obligations and concurrently entered into a Loan Agreement (the "Original Brookfield Loan Agreement") and recorded a loss of $6,216 on the extinguishment reported in the consolidated statements of operations and comprehensive loss.

Brookfield Loan

On February 14, 2025, LanzaTech and Brookfield entered into the Original Brookfield Loan Agreement, with the current termination of the Brookfield SAFE.

Under the Original Brookfield Loan Agreement, Brookfield was deemed to have loaned to LanzaTech, and LanzaTech was deemed to have borrowed from Brookfield $60,031, representing the $50,000 under the Brookfield SAFE plus accrued interest at a rate of 8.00% per annum, compounded annually from October 2, 2022 to and including February

14, 2025. The initial principal payment of $12,500 to Brookfield was due on or prior to February 21, 2025 and has been paid. For each $50,000 of aggregate equity funding required for qualifying projects presented to Brookfield in accordance with the Framework Agreement, $5,000 of the remaining outstanding principal amount would be deemed to be repaid.

On July 10, 2025, the Company and Brookfield entered into Amendment No. 1 to the Brookfield Loan (the "Amended Brookfield Loan Agreement"). Under the Amended Brookfield Loan Agreement, the maturity date of the Brookfield Loan is extended from October 3, 2027 to December 3, 2029. See *Note 6 — Brookfield Instruments* in the Company's consolidated financial statements.

Warrants

The Company accounts for its warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") and ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity* ("ASC 815-40"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815-40, including whether the warrants are indexed to the Company's own common stock, among other conditions for equity classification.

The Company has the following warrants (further described hereunder): Public Warrants and IPO Private Placement Warrants classified as liability (see *Note 10 — Fair Value Measurement*) and the FPA Warrant and PIPE Warrant classified as equity.

As part of AMCI's initial public offering ("IPO"), AMCI issued warrants to third-party investors. Each public warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of $1,150 per share (the "Public Warrants") immediately after the Reverse Stock Split. Simultaneously with the closing of the IPO, AMCI completed the private sale of warrants. Each private sale warrant allows the holder to purchase one share of the Company's common stock at $1,150 per share immediately after the Reverse Stock Split. Additionally, prior to the consummation of the Business Combination, AMCI issued warrants for the settlement of a working capital loan. The working capital warrants have the same terms as the private sale of warrants issued at the IPO. Warrants sold in the private sale at the IPO and the warrants issued to convert the working capital loan are collectively referred to as the "IPO Private Placement Warrants". The Company had 78,081 Public Warrants and 44,661 IPO Private Placement Warrants outstanding as of December 31, 2025.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded at fair value as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance and adjusted to the current fair value at each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss in Other expense, net on the consolidated statements of operations and comprehensive loss. See *Note 19 — Subsequent Events* for recent Warrants events.

Forward Purchase Agreement

On February 3, 2023, the Company entered into a Forward Purchase Agreement ("FPA") with ACM ARRT H LLC ("ACM"). On the same date, ACM partially assigned its rights under the FPA to SPV LLC - Series 10 ("Vellar"). ACM and Vellar are together referred to as the "Purchasers". Pursuant to the FPA, the Purchasers obtained 5,916,514 common shares (at such date, prior to the Reverse Stock Split) ("Recycled Shares") on the open market for approximately $10.16 per share (at such date, prior to the Reverse Stock Split) ("Redemption Price"), and the purchase price of $60,096 was funded by the use of AMCI trust account proceeds as a partial prepayment ("Prepayment Amount") for the FPA redemption three years from the date of the Business Combination (the "FPA Maturity Date"). The FPA Maturity Date may be accelerated, at the Purchasers' discretion, if the Company's volume-weighted average share price is below $3.00 per share for any 50 trading days during a 60 consecutive trading-day period (the "VWAP Condition") or if the Company is delisted. The Purchasers have the option to early terminate the arrangement in whole or in part by providing optional early termination notice to the Company (the "Optional Early Termination"). For those shares early terminated (the "Terminated Shares"), the Purchasers will owe the Company an amount equal to the Terminated Shares times the Redemption Price, which may be reduced in the case of certain dilutive events ("Reset Price").

At the FPA Maturity Date, the Company is obligated to pay the Purchasers an amount equal to (prior to the Reverse Stock Split) the product of (1) 7,500,000 less the number of Terminated Shares multiplied by (2) $2.00 (the "Maturity Consideration"), which under the FPA is payable at the Company's option in cash or shares of common stock valued at the average daily VWAP Price (as defined in the FPA) over the 30 scheduled trading days ending on the FPA Maturity Date. In addition to the Maturity Consideration, on the FPA Maturity Date, the Company is obligated to pay the Purchasers an amount equal to the product of (x) 500,000 and (y) the Redemption Price, totaling $5,079 (the "Share Consideration"), which under the FPA is payable in cash. If the Purchasers were to utilize their Optional Early Termination to terminate the FPA early in its entirety, neither the Maturity Consideration nor the Share Consideration would be due to the Purchasers.

The Purchasers' Optional Early Termination economically results in the prepaid forward contract being akin to a written put option with the Purchasers' right to sell all or a portion of the 5,916,514 common shares (prior to the Reverse Stock Split) to the Company. The Company is entitled over the 36-month maturity period to either a return of the prepayment or the underlying shares, which the Purchasers will determine at their sole discretion.

The FPA consists of three freestanding financial instruments which are accounted for (prior to the Reverse Stock Split) as follows:

1) The total prepayment of $60,547 ("Prepayment Amount"), which is accounted for as a reduction to equity to reflect the substance of the overall arrangement as a net repurchase of the Recycled Shares and sale of shares to the Purchasers pursuant to a subscription agreement.

2) The "FPA Put Option", which includes both the in-substance written put option and the portion of the Maturity Consideration in excess of the Minimum Maturity Consideration (as defined below) (the "Variable Maturity Consideration"). The FPA Put Option is a derivative instrument the Company has recorded as a liability and measured at fair value. The initial fair value of the FPA Put Option and subsequent changes in fair value of the FPA Put Option are recorded within Other income (expense), net on the consolidated statements of operations and comprehensive loss.

3) The "Fixed Maturity Consideration," which includes the minimum portion of the Maturity Consideration (the "Minimum Maturity Consideration"), calculated as (1) 7,500,000 less 5,916,514 multiplied by (2) $2.00 or $3,167, and the Share Consideration. Both the Minimum Maturity Consideration and the Share Consideration are considered to be free-standing debt instruments and as both will be paid on the same terms and at the same time, these are accounted for together. The Company has elected to measure these using the FVO under ASC 825, Financial Instruments ("ASC 825"). The Fixed Maturity Consideration was recorded as a long-term liability on the consolidated balance sheets as of December 31, 2023, and was reclassified as described below as of September 30, 2024. The initial fair value of the Fixed Maturity Consideration and subsequent changes in fair value of the Fixed Maturity Consideration are recorded within other income (expense), net on the consolidated statements of operations and comprehensive loss.

In relation to the FPA, the Company's volume-weighted average share price was below $3.00 per share for 50 trading days during the 60-day consecutive trading period ended on July 1, 2024 (the "VWAP Trigger Event"). On July 22, 2024, Vellar notified the Company of a VWAP Trigger Event, purporting to accelerate the FPA Maturity Date of its portion of the Recycled Shares (i.e., 2,999,000 shares at such date, prior to the Reverse Stock Split) to July 22, 2024. It subsequently delivered to the Company a notice of default under the FPA. On July 24, 2024, the Company filed suit against Vellar under the FPA, primarily in connection with Vellar's sale of Recycled Shares (see *Note 17 — Commitments and Contingencies*). As a result, the Company reclassified the Maturity Consideration and the Share Consideration to current liabilities on the consolidated balance sheets and the FPA Put Option excluding the Variable Maturity Consideration portion remained, in long-term liabilities (refer to *Note 10 — Fair Value Measurement*).

In October 2024, ACM accelerated the FPA Maturity Date with respect to its portion of the FPA in connection with the VWAP Trigger Event, and the Company fully satisfied its obligation to ACM in accordance with the FPA's provisions.

Refer to *Note 8 — Forward Purchase Agreement* and *Note 19 — Subsequent Events* for further details on the FPA.

Convertible Note

On August 5, 2024, the Company entered into a Convertible Note Purchase Agreement (the "Convertible Note Purchase Agreement") with Carbon Direct Fund II Blocker I LLC ("Carbon Direct Capital") pursuant to which the Company agreed to sell and issue to Carbon Direct Capital and other purchasers in a private placement transaction (the "Private Placement") in one or more closings up to an aggregate principal amount of $150,000 of convertible notes. On August 6, 2024, the Company issued and sold a principal amount of $40,150 of convertible notes to Carbon Direct Capital pursuant to the Convertible Note Purchase Agreement (the "Convertible Note"). The Company had elected the fair value option for the Convertible Note at issuance, under ASC 825.

On May 7, 2025, the Company consummated a Qualified Equity Financing with the preferred stock issuance, resulting in the conversion of the Convertible Note into 340,543 shares of common stock pursuant to the mandatory conversion provision of the Convertible Note.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the Measurement Date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access;

Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and

Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC 820, *Fair Value Measurement*, approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature, except for the warrant liability.

Revenue Recognition

The Company recognizes revenue from exchange transactions in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606") and grants from non-customers. The Company primarily earns revenue from services related to biorefining (formerly known as carbon capture and transformation) which includes techno-economic feasibility studies and basic engineering design of commercial plants, licensing of technologies and sales of biocatalysts (microbes and media). The other two revenue streams are: (1) joint development and contract research activities to develop and optimize novel biocatalysts, related processes and technologies, and (2) supply of chemical building blocks, such as ethanol, for products made using the Company's proprietary technologies (referred to as CarbonSmart).

Revenue is measured based on the consideration specified in a contract with a customer. The Company records taxes collected from customers and remitted to governmental authorities on a net basis. The Company's payment terms are generally between 30-60 days and can vary by customer type and products offered. Management has evaluated the terms of the Company's arrangements and determined that they do not contain significant financing components.

Biorefining

The Company provides feasibility studies and basic design and engineering services used for detailed design, procurement, and construction of commercial plants that utilize the Company's technologies, along with the sale of microbes and media. The services provided are recognized as a performance obligation satisfied over time. Revenue is recognized as services are rendered using the cost-to-cost input method for certain engineering services, or the labor hours input method as performance obligations are satisfied. Revenue for the sale of microbes and media is at a point in time, depending on when control transfers to the customer.

The Company licenses intellectual property to generate recurring revenue, in the case of running royalties, or one-time revenue, in the case of fixed consideration royalties, when its customers deploy the Company's technology in their biorefining plants. When licenses are considered to be distinct performance obligations, the recognition of revenue is dependent on the terms of the contract, which may include fixed consideration or royalties based on sales or usage, in which case the revenue is recognized when the subsequent sale or usage occurs or when the performance obligation to which some or all of the sales or usage-based royalty is allocated has been satisfied, whichever is later.

Joint Development and Contract Research

The Company performs R&D services related to novel technologies and development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. The Company engages in two main types of R&D services – joint development agreements ("JDA"), and contract research, including projects with the U.S. Department of Energy and other U.S. or foreign government agencies. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized based on milestone completion, when payments are contingent upon the achievement of such milestones, or based on percentage-completion method when enforceable rights to payment exist. When no milestones or phases are clearly defined, management has determined that the cost incurred, input method, is an appropriate measure of progress because services are rendered to satisfy the performance obligations. The Company estimates its variable consideration under the expected value method.

Revenue is not recognized in advance of customer acceptance of a milestone when such acceptance is contractually required. Payments for R&D services are typically due from customers when a milestone is completed or a technical report is submitted; therefore, a contract asset is recognized at milestone completion but prior to the submission of a technical report. The contract asset represents the Company's right to consideration for the services performed at milestone completion. Occasionally, customers provide payments in advance of the Company providing services which creates a contract liability for the Company. The contract liability represents the Company's obligation to provide services to a customer.

Grants

Grants received to perform services related to biorefining or joint development and contract research, including cost reimbursement agreements, are assessed to determine if the agreement should be accounted for as an exchange transaction or a contribution. An agreement is accounted for as a contribution if the resource provider does not receive commensurate value in return for the assets transferred. Contributions are recognized as grant revenue as the qualifying costs related to the grant are incurred.

CarbonSmart

The Company purchases ethanol from the customers who have deployed the Company's proprietary technologies in their biorefining plants and sells it and its derivatives as CarbonSmart products. Revenue is recognized at a point in time when control transfers to the Company's end customer, which varies depending on the shipping terms. The Company acts as the principal in such transactions and accordingly, recognizes revenue and cost of revenues on a gross basis. Amounts received for sales of CarbonSmart products are classified as revenue from sales of CarbonSmart products in the consolidated statements of operations and comprehensive loss.

Collaboration Arrangements

The Company has certain partnership agreements that are within the scope of ASC 808, *Collaborative Arrangements*, which provides guidance on the presentation and disclosure of collaborative arrangements. Generally, the classification of the transaction under the collaborative arrangements is determined based on the nature of the contractual terms of the arrangement, along with the nature of the operations of the participants. The Company's collaborative agreements generally include a provision of R&D services related to novel technologies and biocatalysts. Amounts received for these services are classified as Revenue from collaborative arrangements in the consolidated statements of operations and comprehensive loss. The Company's R&D services are a major part of the Company's ongoing operations and therefore ASC 606 is applied to recognize revenue.

Cost of Revenues

The Company's R&D, engineering, and other direct costs of services and goods related to revenue agreements with customers, related parties, and collaborative partners represent cost of revenues. Costs include both internal and third-party fixed and variable costs and include materials, supplies, labor, and fringe benefits.

Research and Development

The Company expenses as incurred costs associated with R&D activities other than those related to revenue agreements or those eligible for capitalization under applicable guidance.

Concentration of Credit Risk and Other Risks and Uncertainties

Revenue generated from the Company's contracting entities outside of the United States for the years ended December 31, 2025 and 2024 was approximately 56% and 52%, respectively.

As of December 31, 2025 and December 31, 2024, approximately 73% and 36%, respectively, of trade accounts receivable and unbilled accounts receivable were due from contracting entities located outside the United States. As of December 31, 2025 and December 31, 2024, the value of property, plant, and equipment outside the United States was immaterial.

The Company's revenue by geographic region based on the contracting entities' location is presented in *Note 4 — Revenues*.

Our largest contracting entities represent 10% or greater of revenue and were as follows for the years ended December 31, 2025 and 2024:

	Years Ended December 31,	
	2025	2024
Customer A	37 %	25 %
Customer B	21 %	7 %
Customer C	10 %	13 %

Stock-Based Compensation

In exchange for certain employee and director services, compensation is given in the form of equity-based awards. The Company accounts for equity-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Accordingly, equity-classified awards are recorded based on the grant date fair value and expensed over the requisite service period for the respective award. Liability-classified awards are remeasured at the end of each reporting period and expensed based on the percentage of requisite service that has been rendered.

The Company's equity-based awards include stock option awards, restricted stock units, stock-appreciation rights ("SARs") and restricted stock issued by the Company, which vest based on either time and/or the achievement of certain market or performance conditions. The Company records forfeitures as they occur. Compensation expense is recognized in the Company's consolidated statements of operations and comprehensive loss, primarily within research and development expenses. For awards with only service conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. For awards with market or performance conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight-line basis over the requisite service period for each tranche of the award. Compensation expense resulting from performance awards is recognized over the requisite service period when it is probable that the performance condition will be met. The recognized compensation expense for performance awards is adjusted based on an estimate of awards ultimately expected to vest.

The Company estimates the fair value of service and performance-based options and SARs using a Black-Scholes option pricing model that uses assumptions including expected volatility, expected term, and the expected risk-free rate of return. The Company estimates the fair value of market-based RSUs using the Monte Carlo simulation model that uses assumptions including expected volatility, and the derived service period. The Company uses peer data to determine expected volatility and expected term. The Company estimates the fair value of RSUs based on the closing market price of its common stock on the date of measurement.

Benefit Plans

The Company sponsors a 401(k) defined contribution retirement plan for the benefit of its employees, substantially all of whom are eligible to participate after meeting minimum qualifying requirements. Contributions to the plan are at the discretion of the Company. For the years ended December 31, 2025 and 2024, the Company contributed $1,014 and $1,539, respectively, to the plan, which contributions are included within Cost of Revenues, Research and development expense and Selling, general and administrative expense in the consolidated statements of operations and comprehensive loss.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Deferred income tax assets are evaluated to determine if valuation allowances are required or should be adjusted. Valuation allowances are established based on a more likely than not standard. The ability to realize deferred tax assets depends on the Company's ability to generate sufficient taxable income within the carry back or carryforward periods provided for in the tax law for each tax jurisdiction. The Company considers the various possible sources of taxable income when assessing the realization of its deferred tax assets. The valuation allowances recorded against deferred tax assets generated by taxable losses in certain jurisdictions will affect the provision for income taxes until the valuation allowances are released. The Company's provision for income taxes will include no tax benefit for losses incurred and no tax expense with respect to income generated in these jurisdictions until the respective valuation allowance is eliminated.

The Company records uncertain tax positions on the basis of a two-step process whereby it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and for those tax positions that meet the more likely than not criteria, the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Related Party Transactions

The Company follows ASC 850-10, *Related Party Transactions*, for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850-10-20, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Refer to *Note 5 — Investments*, and *Note 15 — Related Party Transactions*, for further information.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to participating stock by the weighted average number of shares of participating stock outstanding during the period.

Diluted net loss per share reflects potential dilution and is computed by dividing net loss attributable to participating stock by the weighted average number of shares of participating stock outstanding during the period. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method or if-converted method, as applicable. Diluted net loss per share is also computed by giving effect to all common stock equivalents of the Company, including equity-classified share-based compensation, the Brookfield SAFE, and warrants, to the extent they are dilutive. Refer to *Note 3 — Net Loss Per Share*, for additional information.

Shareholders' Equity

The securities of the Company are represented by common stock and preferred stock with par value per share of $0.0000001 and $0.0001, respectively. Each common share is entitled to one vote. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all common shares shall participate pro rata in such payment whenever funds are legally available and when declared by the Board of Directors of the Company, subject to the prior rights of holders of all classes of stock outstanding.

On August 15, 2025, the Company filed charter amendments that (i) increased authorized common shares to 2,580,000,000 and (ii) effected a 1-for-100 reverse stock split with a proportionate decrease in the number of authorized common shares to 25,800,000, each effective on August 18, 2025. As of December 31, 2025, the Company was authorized to issue 45,800,000 shares, of which 25,800,000 shares of capital stock are designated common stock and 20,000,000 shares are designated preferred stock.

Shares issued and outstanding for common stock and preferred stock is presented on the Company's consolidated balance sheets.

Recently Adopted Accounting Pronouncements

ASU 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09")

In December 2023, the FASB issued ASU No. 2023-09, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to help investors better assess how a company's operations and related tax risks and tax planning and operational opportunities affect the Company's tax rate and prospects for future cash flows. ASU 2023-09 improves disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This ASU is effective for public companies with annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU on January 1, 2025, using a prospective approach. The adoption did not have an impact on the Company's consolidated financial position, results of operations, or cash flows and resulted only in enhanced income tax disclosures included in this Annual Report.

Recently Issued Accounting Pronouncements

ASU 2025-11, Interim Reporting ("Topic 270")

In December 2025, the FASB issued ASU No. 2025-11, which improves the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. The amendments add to Topic 270 a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This ASU is effective for public companies with annual periods beginning after December 15, 2027, and for interim periods within annual periods beginning after December 15, 2028. The Company is currently evaluating the impact of this new guidance on its related disclosures.

ASU 2025-10, Government Grants ("Topic 832")

In December 2025, the FASB issued ASU No. 2025-10, which establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. Among other things, the amendment requires that a government grant received not be recognized until it is probable that the business will comply with the conditions of the grant and will receive the grant, and meet the recognition guidance for a grant. For grants related to income, the new standard requires entities to present the resulting income either within other income or as a reduction of the related expense, consistent with the nature of the grant. This ASU is effective for public companies with annual periods beginning after December 15, 2028, and for interim periods within those annual reporting periods. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and related disclosures.

ASU 2025-05, Financial Instruments — Credit Losses ("Topic 326")

In September 2025, the FASB issued ASU No. 2024-05, which allows entities to elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The standard aims to reduce the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. This ASU is effective for public companies with annual periods beginning after December 15, 2027, and for interim periods within those annual reporting periods. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and related disclosures.

ASU 2024-03, Disaggregation of Income Statement Expenses ("ASU 2024-03")

In November 2024, the FASB issued ASU No. 2024-03, which introduces new disclosure requirements for reporting entities to provide disaggregated information on specific expense categories within relevant income statement captions. The standard aims to enhance transparency by requiring a breakdown of expenses such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion. Additionally, the ASU mandates that certain gains, losses, and reconciling items that align with existing GAAP disclosures be presented in a tabular format, allowing for a more detailed understanding of a company's expense structure. The standard also requires narrative disclosure for selling expenses, including a description defined by management. This ASU is effective for public companies with annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and related disclosures.

Note 3 — Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all common stock equivalents of the Company, including equity-classified share-based compensation, the Brookfield SAFE, and warrants, to the extent they are dilutive.

The following table presents (in thousands, except share and per share amounts) the calculation of basic and diluted net loss per share for the Company's common stock and has been retroactively adjusted to reflect the Reverse Stock Split. See *Note 2 — Summary of Significant Accounting Policies*":

| | Years Ended December 31, | |
	2025	2024
Numerator:		
Net loss	$ (48,951)	$ (137,731)
Denominator:		
Weighted-average number of common shares outstanding - basic	2,197,935	1,975,799
Weighted-average number of common shares outstanding - diluted[1]	2,197,935	1,975,799
Earnings per share:		
Net loss per common share - basic	$ (22.27)	$ (69.71)
Net loss per common share - diluted	$ (22.27)	$ (69.71)

---

(1) In periods in which the Company reports a net loss, all common stock equivalents are excluded from the calculation of diluted weighted average shares outstanding because of their anti-dilutive effect on loss per share.

As of December 31, 2025 and 2024, common stock equivalents not included in the computation of loss per share because their effect would be antidilutive included the following (all amounts are presented on a post-Reverse Stock Split basis).

| | As of December 31, | |
	2025	2024
Options	137,942	186,588
RSUs	49,525	77,679
Convertible Note	—	320,000
Brookfield SAFE	—	50,000
Warrants	443,477	463,577
Total	630,944	1,097,844

102

Note 4 — Revenues

Disaggregated Revenue

The following table presents disaggregated revenue in the following categories (in thousands):

		Years Ended December 31,		
		2025		**2024**
Contract Types:				
Licensing	$	19,843	$	11,297
Engineering and other services		16,186		19,761
Biorefining revenue	$	36,029	$	31,058
Joint development agreements		2,425		6,226
Contract research		2,766		4,365
Joint development and contract research revenue	$	5,191	$	10,591
CarbonSmart product		14,625		7,943
Total Revenue	$	55,845	$	49,592

The following table presents revenue from partners in collaborative arrangements and from grant contributions which are included in the table above as follows (in thousands):

		Years Ended December 31,		
		2025		**2024**
Revenue from partners in collaborative agreements included in the Joint development agreements above	$	2,425	$	5,573
Revenue from grant contributions included in Engineering and other services above		5,766		6,403

Revenue by Geographic Location

The following table presents disaggregation of the Company's revenues by customer location for the years ended December 31, 2025 and 2024 (in thousands):

		Years Ended December 31,		
		2025		**2024**
North America	$	24,682	$	23,587
Europe, Middle East, Africa (EMEA)		14,644		16,260
Asia		16,519		8,862
Australia		—		883
Total Revenue	$	55,845	$	49,592

Contract balances

The following table provides changes in contract assets and liabilities (in thousands):

	Current Contract Assets		Current Contract Liabilities		Non-current Contract Liabilities	
Balance as of December 31, 2024	$	18,975	$	6,168	$	5,233
Additions to unbilled accounts receivable		21,204		—		—
Increases due to consideration received		—		6,692		—
Unbilled accounts receivable recognized in trade receivables		(32,001)		—		—
Allowance on doubtful contract assets		(1,864)				
Increase on revaluation on currency		227		2		665
Reclassification from long-term to short-term		—		2		(2)
Reclassification to revenue because of performance obligations satisfied		—		(12,441)		—
Balance as of December 31, 2025	$	6,541	$	423	$	5,896

The decrease in contract assets was mostly due to billing certain customers and government entities for engineering and other services that were previously recorded as contract assets. As of December 31, 2025 and December 31, 2024, the Company had $9,527 and $9,456, respectively, of billed accounts receivable, net of allowance.

The decrease in current contract liabilities was primarily due to the reclassification due to the satisfaction of performance obligations, while the increase in non-current contract liabilities was primarily due to revaluation of foreign exchange currency.

Remaining performance obligations

Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, including unearned revenue to be recognized in future periods. Transaction price allocated to remaining performance obligations is influenced by factors such as project size, duration, contract modifications, and customer-specific acceptance rights. As of December 31, 2025, the Company had approximately $42,727 in contracted revenue remaining to be recognized, of which $14,779 is expected to be recognized in the next twelve months.

Note 5 — Investments

HTM Debt Securities

Held to maturity ("HTM") debt securities are comprised of corporate debt securities. HTM debt securities are classified as short-term or long-term based upon the contractual maturity of the underlying investment.

	December 31, 2024									
(in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value		Accrued Interest	
Short-term:										
Corporate debt securities	$	12,374	$	3	$	(6)	$	12,371	$	83
Total	$	12,374	$	3	$	(6)	$	12,371	$	83

As of December 31, 2025, the Company did not have any HTM debt securities. As of December 31, 2024, the Company did not have an allowance for credit losses related to HTM securities.

104

Equity investments

As of December 31, 2025 and December 31, 2024, the Company's equity investments consisted of the following (in thousands):

	As of	
	December 31, 2025	**December 31, 2024**
Equity Method Investment in LanzaJet	$ 13,272	$ 4,363
Equity Security Investment in SGLT	14,990	14,990
Total Investment	$ 28,262	$ 19,353

LanzaJet

On May 13, 2020, the Company contributed $15,000 in intellectual property in exchange for a 37.5% interest ("Original Interest") of LanzaJet in connection with an investment agreement ("Original Investment Agreement"). The Company accounts for the transaction as a revenue transaction with a customer under ASC 606. The licensing and technical support services provided are recognized as a single combined performance obligation satisfied over the expected period of those services, beginning May 2020 through December 2025.

Under the Original Investment Agreement, LanzaTech had a right to receive up to an aggregate of 45,000,000 additional LanzaJet shares for no additional consideration if (i) certain other LanzaJet shareholders made additional investments for the funding of the development and operation of commercial facilities that would sublicense the relevant fuel production technology from LanzaJet, or (ii) a non-LanzaJet shareholder sublicensed the Company's technology through collaboration with LanzaJet, and LanzaTech and the LanzaJet board of directors waived the requirement on a pro-rata basis (the "SPE Investment Condition").

On June 18, 2024, LanzaJet issued to LanzaTech 15,000,000 shares related to the sublicensing of the Company's technology to a non-LanzaJet shareholder, as the first tranche of the additional consideration per the Original Investment Agreement. This was accounted for as revenue from contract modification with a cumulative catch-up, net of intra-entity profit elimination, and as an increase in the Company's equity method investment in LanzaJet. As a result, LanzaTech's ownership in LanzaJet increased to 37.01% as of June 30, 2024.

On October 16, 2025, the Company and other investment parties entered into (i) a Second Amended and Restated Investment Agreement (the "Second A&R LanzaJet Investment Agreement"), (ii) a Second Amended and Restated Stockholders' Agreement, and (iii) an amendment to the LanzaJet License Agreement (collectively, the "LanzaJet Amendments"). These amendments updated the structure of the LanzaJet agreements and reflected other modifications agreed to by the LanzaJet investment parties. Among other changes, the Second A&R LanzaJet Investment Agreement eliminated the SPE Investment Condition and provided that LanzaJet would issue to the Company (1) a second tranche of 15,000,000 LanzaJet shares on a date promptly following the execution of the Second A&R LanzaJet Investment Agreement and (2) a third tranche of 15,000,000 LanzaJet shares no later than December 31, 2025, subject to achieving a certain development milestone.

On December 16, 2025, LanzaTech received its final tranches of LanzaJet common stock, which increases the Company's ownership percentage and non-controlling interest in LanzaJet to 53.16%. These issuances were made pursuant to the Second A&R LanzaJet Investment Agreement and represent the final equity tranches under that agreement. The shares were issued in accordance with pre-agreed terms and do not reflect any new capital investment by LanzaTech.

During the years ended December 31, 2025 and 2024, the Company recognized revenue from this arrangement of $19,843 and $11,297, respectively. Net intra-entity profits related to this arrangement were $15,533 and $3,703 for the years ended December 31, 2025 and 2024, respectively. Intra-entity profits are amortized over a 15-year period through 2034.

In connection with the LanzaJet Note Purchase Agreement (see *Note 15 — Related Party Transactions)*, LanzaJet issued warrants to its lenders that became exercisable at an exercise price of $0.01 (at such time, prior to the Reverse Stock Split) upon the drawdown of the related funding commitments. The warrants are considered in-substance common stock under U.S. GAAP once the associated funding is drawn and the warrants become exercisable. The Company committed a proportionally smaller amount of funding relative to other participating investors and, as a result, received fewer warrants.

Accordingly, when warrants held by other investors become exercisable and meet the criteria for in-substance common stock, the Company's ownership interest in LanzaJet would be diluted. All such warrants became exercisable during the year ended December 31, 2024. The Company recorded a gain on dilution of $0 and $541 during the years ended December 31, 2025 and 2024, respectively.

The carrying value of the Company's equity method investment in LanzaJet as of December 31, 2025 was $13,272. As of December 31, 2024, the carrying value of the Company's equity method investment in LanzaJet was $2,100 less than its proportionate share of its equity method investees' book values. The carrying value balance went to zero during the first fiscal quarter of 2025 as a result of recording losses against the balance. Additional losses recorded in the second fiscal quarter were taken against the loans receivable balance bringing it to zero. The increase in equity method investment is a result of LanzaJet sublicensing the Company's technology to two of their customers in the fourth quarter of this year. Any future losses will be first applied to this investment balance in accordance with equity method accounting. The Company will continue to monitor LanzaJet's financial results and track its share of any future profits or losses off-balance sheet until profits exceed off-balance sheet losses in which those profits will be recorded to Income (loss) from equity method investees, net in our consolidated statements of operations and comprehensive loss.

In connection with a sublicense agreement to LanzaJet (the "LanzaJet License Agreement") under the Company's license agreement (the "Battelle License") with Battelle Memorial Institute ("Battelle"), LanzaTech remains responsible for any failure by LanzaJet to pay royalties due to Battelle. The fair value of LanzaTech's obligation under this guarantee was immaterial as of December 31, 2025 and 2024.

The following table presents summarized aggregated financial information of our LanzaJet equity method investment (in thousands):

| | Years Ended December 31, | | | |
	2025		2024	
Selected Statement of Operations Information:				
Revenues	$	13,399	$	13,477
Gross profit		8,352		5,209
Net loss		(92,187)		(43,743)
Net loss attributable to the Company[1]	$	(34,244)	$	(14,775)

| | As of | | | |
	December 31, 2025		December 31, 2024	
Selected Balance Sheet Information:				
Current assets	$	17,695	$	79,060
Non-current assets		268,358		271,019
Current liabilities		29,970		29,069
Non-current liabilities	$	329,235	$	303,352

---

(1)   Net loss attributable to the Company in 2025 includes off balance sheet losses of $21.7 million. See *Note 15 — Related Party Transactions*, for information on our off balance sheet losses.

SGLT

On September 28, 2011, the Company contributed RMB 25,800 (approx. $4,000) in intellectual property in exchange for 30% of the registered capital of Beijing Shougang LanzaTech Technology Co., LTD ("SGLT"). Since then, the Company's interest in SGLT's registered capital has decreased to approximately 9.31% as a result of investment by new investors. The Company accounts for its investment in equity securities of SGLT using the alternative measurement principles as permitted under ASC 321, *Investments — Equity Securities,* because SGLT's fair value is not readily determinable. For the years ended December 31, 2025 and 2024, there was no change in the recorded amount of the investment in SGLT.

As of December 31, 2025 and 2024, there were no impairments of equity investments. During the years ended December 31, 2025 and 2024, the Company received no dividends from equity investments. See *Note 15 — Related Party Transactions*, for information on revenues, accounts receivable, contract assets and purchases and open accounts payable with the Company's equity investments.

Note 6 — Brookfield Instruments

On October 2, 2022, the Company entered into the Brookfield SAFE under which the Company agreed to issue to Brookfield the right to certain shares of its capital stock, in exchange for the payment of $50,000 (the "Initial Purchase Amount"). The Brookfield SAFE was legal form debt, however it could be converted into a maximum number of shares of 5,000,000. Management elected to apply the Fair Value Option ("FVO") under ASC 825, *Financial Instruments*. As the Brookfield SAFE was accounted for under the FVO, the Brookfield SAFE was classified as a mark-to-market liability.

On the fifth anniversary of the Brookfield SAFE, LanzaTech was required to repay in cash the Initial Purchase Amount less any Non-Repayable Amount (the "Remaining Amount"), as well as interest on such Remaining Amount of 8.0%, compounded annually.

For each $50,000 of aggregate equity funding required for qualifying projects presented to Brookfield in accordance with the Brookfield Framework Agreement (discussed below), the Remaining Amount would be reduced by $5,000 (such cumulative reductions the "Non-Repayable Amount") and converted into LanzaTech Shares at $10.00 per share. Interest on the corresponding amount would be forgiven. Each project presented must have met certain criteria in order to be considered a qualifying project.

On February 14, 2025, the Company and Brookfield terminated the Brookfield SAFE and all rights and obligations, and concurrently entered into the Brookfield Loan (as defined below). As of that date, the Brookfield SAFE had not converted as a qualifying financing had not occurred and no qualified project investments had been presented to Brookfield. The Framework Agreement, as described below, remains in full effect. Management considered the terms of the Brookfield SAFE and the Brookfield Loan to be substantially different per ASC 470-50 – *Debt: Modifications and Extinguishments*. As such, the exchange of instruments was accounted for as the extinguishment of the Brookfield SAFE and the recognition of a new debt instrument, "the Brookfield Loan". As of February 14, 2025, the Company recognized a loss of $6,216 on extinguishment of the Brookfield SAFE in other expenses/income on the consolidated statements of operations and comprehensive loss.

Brookfield Framework Agreement

On October 2, 2022, LanzaTech entered into a framework agreement with Brookfield (as amended by Amendment No. 1 to the Brookfield Framework Agreement, dated July 10, 2025, the "Brookfield Framework Agreement") for an initial term ending December 3, 2028. Under such agreement, LanzaTech agreed to exclusively offer Brookfield the opportunity to acquire or invest in certain projects to construct commercial production facilities employing carbon capture and transformation technology in the U.S., the European Union, the United Kingdom, Canada or Mexico for which LanzaTech is solely or jointly responsible for obtaining or providing equity financing, subject to certain exceptions. LanzaTech agreed to present Brookfield with projects that over the term of the agreement require equity funding of at least $500,000 in the aggregate. With respect to projects acquired by Brookfield, LanzaTech is entitled to a percentage of free cash flow generated by such projects determined in accordance with a hurdle-based return waterfall. Brookfield has no obligation under the Brookfield Framework Agreement to invest in any of the projects. There had been no investments in projects as of December 31, 2025 or 2024.

Brookfield Loan

On February 14, 2025, LanzaTech and Brookfield entered into a Loan Agreement (the "Original Brookfield Loan Agreement"), and concurrently terminated the Brookfield SAFE.

Under the Original Brookfield Loan Agreement and effective as of the termination of the Brookfield SAFE, Brookfield was deemed to have loaned to LanzaTech, and LanzaTech was deemed to have borrowed from Brookfield $60,031 (the "Brookfield Loan"), representing the $50,000 initial amount under the Brookfield SAFE plus accrued interest at a rate of 8.00% per annum, compounded annually from October 2, 2022 to and including February 14, 2025. The initial principal payment of $12,500 to Brookfield was due on or prior to February 21, 2025 and has been paid. For each $50,000 of aggregate equity funding required for qualifying projects presented to Brookfield in accordance with the Framework Agreement, $5,000 of the remaining outstanding principal amount (the "Remaining Amount") under the Original Brookfield Loan Agreement would be deemed to be repaid.

On July 10, 2025, the Company and Brookfield entered into Amendment No. 1 to the Original Brookfield Loan Agreement (the "Amended Brookfield Loan Agreement"). Under the Amended Brookfield Loan Agreement, (i) the maturity date of the Brookfield Loan is extended from October 3, 2027 to December 3, 2029 (the period from October 4, 2027 to December 3, 2029, the "extension period"), (ii) interest will accrue on a daily basis on the Remaining Amount at (a) 8.00% per annum, compounded annually, through and including October 3, 2027, (b) 8.00% per annum, payable quarterly in cash, from October 4, 2027 through and including December 3, 2028 and (c) 12.00% per annum, payable quarterly in cash, from December 4, 2028 through and including December 3, 2029 and (iii) during the extension period, the deemed repayment provisions set forth in the Original Brookfield Loan Agreement associated with equity funding required for qualifying projects will not apply to eligible projects under the Amended Brookfield Framework Agreement with respect to which Brookfield has (or is deemed to have) delivered a rejection notice. The Remaining Amount, plus accrued interest will be repayable in cash upon the earlier of (i) December 3, 2029, (ii) the occurrence of certain change of control events or (iii) a breach of the Amended Brookfield Loan Agreement.

The Brookfield Loan is legal form debt and management has elected to apply the FVO with the Brookfield Loan classified as a mark-to-market liability. As of December 31, 2025, no qualifying financing had yet occurred and no qualified project investments had been presented to Brookfield, therefore no portion of the Brookfield Loan was deemed repaid. As of December 31, 2025, the fair value of the Brookfield Loan was $10,900 and was recorded within the Brookfield Loan liability on the consolidated balance sheets.

Refer to *Note 10 — Fair Value Measurement* for further details on the Brookfield SAFE and the Brookfield Loan's fair value measurement and liabilities recorded as of December 31, 2025 and associated changes to their respective fair value for the year ended December 31, 2025.

Note 7 — Convertible Note

On August 5, 2024, the Company entered into the Convertible Note Purchase Agreement pursuant to which the Company agreed to sell and issue to Carbon Direct Capital and other purchasers in a private placement transaction in one or more closings up to an aggregate principal amount of $150,000 of convertible notes. On August 6, 2024, the Company issued and sold $40,150 principal amount of convertible notes to Carbon Direct Capital pursuant to the Convertible Note Purchase Agreement. The gross proceeds from the initial closing were approximately $40,000 before deducting estimated offering expenses.

On May 7, 2025, the Company consummated a Qualified Equity Financing with the preferred stock issuance, resulting in conversion of the Convertible Note into 340,543 shares of common stock (34,054,337 prior to the Reverse Stock Split) pursuant to the mandatory conversion provision of the Convertible Note. The fair value adjustment upon conversion was $8,132 of which $4 was booked to common stock at a par value of $0.0000001 and the remaining was recorded in additional paid-in capital in the Company's consolidated balance sheets. The change in fair value was a gain of $43.0 million and a loss of $11.0 million for the years ended December 31, 2025 and 2024, respectively, and was included within other income (expense), net in the Company's consolidated statements of operations and comprehensive loss.

Note 8 — Forward Purchase Agreement

The FPA consists of the Prepayment Amount, the FPA Put Option and the Fixed Maturity Consideration. The Prepayment Amount of $60,547 was recorded as a reduction to additional paid-in capital in the Company's consolidated balance sheets at inception. The FPA Put Option and the Fixed Maturity Consideration are recorded as liabilities in the consolidated balance sheets.

On July 22, 2024, Vellar purported to accelerate the FPA Maturity Date with respect to its portion of the Recycled Shares (i.e., 2,999,000 shares at such date, prior to the Reverse Stock Split) to July 22, 2024 in connection with the VWAP Trigger Event. It subsequently delivered to the Company a notice of default under the FPA. On July 24, 2024, the Company filed suit against Vellar under the FPA, primarily in connection with Vellar's sale of Recycled Shares (see *Note 17 — Commitments and Contingencies)*.

On October 4, 2024, ACM delivered to the Company notice of satisfaction of the VWAP Trigger Event, which accelerated the FPA Maturity Date with respect to ACM's portion of the FPA. On October 15, 2024 and October 21, 2024, the Company paid in cash to ACM $2,539 in Share Consideration and $7,500 in Maturity Consideration, respectively, and ACM subsequently returned its Recycled Shares to the Company. As a result, the Company's and ACM's obligations under the FPA have been fully satisfied.

The Fixed Maturity Consideration was valued at $4,123 as of December 31, 2025 and 2024 which represents the fair value of the fixed portion of the Share Consideration and the Minimum Maturity Consideration and was classified as current in the consolidated balance sheets.

The FPA Put Option was valued at $30,015 as of December 31, 2025 and 2024 and was classified as non-current liability in the consolidated balance sheets.

On January 23, 2025, the Company issued 1,652,178 shares of common stock pursuant to a cashless exercise of all 2,010,000 FPA Warrants held by Vellar at a $0.30 per share exercise price (prior to the Reverse Stock Split). See *Note 19 — Subsequent Events* for recent events related to the FPA.

Note 9 — Preferred Stock and PIPE Warrant

Series A Convertible Senior Preferred Stock - Mezzanine Equity

On May 7, 2025 (the "Preferred Stock Closing Date"), the Company and the LanzaTech Global SPV, LLC, an entity controlled by a large existing investor (the "Preferred Stockholder") entered into a Series A Convertible Senior Preferred Stock Purchase Agreement (as amended by Amendment No. 1 to the Series A Convertible Senior Preferred Stock Purchase Agreement, dated June 2, 2025, and Amendment No. 2 to the Series A Convertible Senior Preferred Stock Purchase Agreement, dated September 22, 2025, the "Preferred Stock Purchase Agreement") pursuant to which the Company agreed to issue and sell 20,000,000 shares of Series A Convertible Senior Preferred Stock ("Preferred Stock") to the Preferred Stockholder for $2.00 per share for an aggregate purchase price of $40.0 million (the "Preferred Stock Issuance"), subject to certain closing conditions described therein, and which shares were convertible at any time at the option of the Preferred Stockholder into 200,000 shares of common stock. The Preferred Stock Issuance was consummated on the Preferred Stock Closing Date. Preferential cumulative dividends accrue on each share of Preferred Stock on a daily basis in arrears at 8.0% per annum and once accrued shall not be declared or paid but shall be added to the liquidation value of such share of Preferred Stock. Subject to applicable law, upon the occurrence of a change of control, certain bankruptcy related events, a sale of all or substantially all assets of the Company or a material subsidiary thereof or a material breach by the Company of the terms of the Preferred Stock, the Company is required to make an irrevocable and unconditional offer to holders of the Preferred Stock to redeem all of the then-outstanding shares of Preferred Stock (a "Mandatory Redemption"). The redemption price for each share of Preferred Stock redeemed in a Mandatory Redemption is equal to an amount per share of 1.5x its liquidation value plus any accumulated and unpaid dividends that have not been added to the liquidation value as of the relevant date of determination. Upon the occurrence of certain bankruptcy related events, all outstanding Preferred Stock will be deemed automatically surrendered to the Company, redeemed and extinguished in exchange for a promissory note. If the Company is prohibited by law from redeeming all shares of Preferred Stock upon a Mandatory Redemption, then the Company shall redeem the maximum aggregate number of shares of Preferred Stock permitted by law, on a *pari passu* basis. Any shares of Preferred Stock that are not redeemed pursuant to the immediately preceding sentence shall remain outstanding. The Company classifies the Preferred Stock as mezzanine equity (temporary equity) outside of permanent equity on the consolidated balance sheets. This classification reflects provisions in the Preferred Stock Purchase Agreement that could require redemption of the shares upon the occurrence of a liquidation or deemed liquidation event, such as a change of control, which is not solely within the Company's control. See *Note 19 — Subsequent Events* for discussion of the automatic conversion of all outstanding shares of Preferred Stock into common stock.

PIPE Warrant

Pursuant to the Preferred Stock Purchase Agreement, the Company also agreed to provide the Preferred Stockholder the contingent opportunity to participate in the potential future equity appreciation of the Company in the form of the PIPE Warrant that, similar to a structuring fee, would be issued and exercisable if and only if certain conditions were satisfied prior to May 7, 2026, including obtaining a required stockholder vote and additional Financing meeting specified criteria. If issued, the PIPE Warrant would provide for the issuance of an aggregate of 7,800,000 shares of common stock at an exercise price equal to $0.0000001 per share (subject to adjustments in certain events) and the other terms to be set forth in the PIPE Warrant. Pursuant to the Preferred Stock Purchase Agreement, the parties agreed that the PIPE Warrant would only be exercised upon consummation of a Subsequent Financing or, with the Preferred Stockholder's consent, an Other Financing. The initial form of the PIPE Warrant provided that, if the Conditions to Exercise are satisfied, each PIPE Warrant will be deemed automatically exercised on a cashless, net-exercise basis at such time (the time immediately following such automatic exercise, the "Expiration Time") and would terminate at the earlier of (i) the Expiration Time and (ii) May 7, 2026. As discussed under *Note 19 — Subsequent Events*, the PIPE Warrant with amended terms was issued on January 21, 2026 concurrently with the consummation of the January 2026 Financing. The PIPE Warrant, as amended, provides that it is exercisable at any time prior to 5:00 p.m. New York City time on December 31, 2026 (the "Expiration Time"), and, if unexercised, will be automatically exercised on a cashless (net-share) basis immediately prior to the Expiration Time.

Irrespective of the PIPE Warrant being a contingent instrument for which the conditions to issuance have not been satisfied, under applicable accounting guidance, the PIPE Warrant was required to be classified as a current liability at May 7, 2025 and to be remeasured at fair value at each balance sheet date, with changes in fair value recorded in other income (expense), net within the consolidated statements of operations and comprehensive loss. As a result, the Company recorded a current liability of $24.9 million as of May 7, 2025 based on the closing stock price of the Company's common stock of $0.24 at such date (prior to the Reverse Stock Split) and taking into account the probability that a Subsequent Financing would be consummated.

Effective August 18, 2025, following the Authorized Share Increase and the Proportionate Authorized Share Decrease in connection with the Reverse Stock Split, the Company obtained sufficient authorized but unissued shares to be able to settle the PIPE Warrant in shares when it is due. As a result, and in accordance with ASC 815-40, the PIPE Warrant no longer met the criteria for liability classification. The PIPE Warrant was therefore remeasured to fair value immediately prior to reclassification, resulting in a fair value of approximately $16.2 million, and subsequently reclassified from a current liability to Additional Paid-in Capital within stockholders' equity. Changes in the fair value of the PIPE Warrant were recognized in other income (expense), net within the Company's consolidated statements of operations and comprehensive loss.

Following this reclassification, no further fair value adjustments will be recognized for the PIPE Warrant so long as the settlement conditions continue to permit equity classification.

The Preferred Stock Purchase Agreement provided that the Subsequent Financing must be consummated, if at all, no later than October 15, 2025. The Company did not consummate a Subsequent Financing by October 15, 2025 and, as of December 31, 2025, had not consummated an Other Financing. See *Note 19 — Subsequent Events* for developments subsequent to December 31, 2025.

Note 10 — Fair Value Measurement

The following table presents the Company's fair value hierarchy for its assets and liabilities measured at fair value as of December 31, 2025 and December 31, 2024 (in thousands). All share and per share amounts included below relating to transactions prior to the Reverse Stock Split are presented at pre-split amounts:

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 6,857	$ —	$ —	$ 6,857
Total assets	$ 6,857	$ —	$ —	$ 6,857
Liabilities:				
FPA Put Option liability	$ —	$ —	$ 30,015	$ 30,015
Fixed Maturity Consideration and current FPA Put Option liability	—	—	4,123	4,123
Brookfield Loan liability	—	—	10,900	10,900
IPO Private Placement Warrants	—	—	10	10
Public Warrants	—	—	1	1
Total liabilities	$ —	$ —	$ 45,049	$ 45,049

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 30,136	$ —	$ —	$ 30,136
Total assets	$ 30,136	$ —	$ —	$ 30,136
Liabilities:				
Convertible Note	$ —	$ —	$ 51,112	$ 51,112
FPA Put Option liability	—	—	30,015	30,015
Fixed Maturity Consideration	—	—	4,123	4,123
Brookfield SAFE liability	—	—	13,223	13,223
IPO Private Placement Warrants	—	—	1,432	1,432
Public Warrants	2,099	—	—	2,099
Total Liabilities	$ 2,099	$ —	$ 99,905	$ 102,004

Forward Purchase Agreement

The fair value upon issuance of the FPA (both the FPA Put Option liability and Fixed Maturity Consideration) and subsequent changes in fair value are included in other expense, net in the consolidated statements of operations and comprehensive loss in the corresponding period.

The fair value of the FPA was estimated using a Monte-Carlo Simulation in a risk-neutral framework through March 31, 2024. Because the stock price already traded below the threshold of $3.00 per share for 49 days out of 50 trading days during a 60-day consecutive trading-day period, management determined that estimating the fair value of the FPA using an accelerated FPA Maturity Date was more appropriate. As such, the model calculated the value of the in-substance written put option and the portion of the Maturity Consideration in excess of the Fixed Maturity Consideration as if the Early Termination Option was exercised on June 30, 2024. Thereafter, the in-substance written put option was calculated as the repurchase of the Recycled Shares at the Share Price minus the Company's share price as of the reporting date. The

Maturity Consideration was calculated as 7,500,000 multiplied by $2.00 or $15,000, which included the Fixed Maturity Consideration calculated as 7,500,000 less the Terminated Shares multiplied by $2.00, or $3,167.

The following table represents the inputs used in calculating the fair value of the prepaid forward contract and the Fixed Maturity Consideration as of December 31, 2024 on a pre-Reverse Stock Split basis:

	December 31, 2024
Stock price	$ 1.37
Term (in years)	0
Expected volatility	N/A
Risk-free interest rate	N/A
Expected dividend yield	—%

The Company filed suit under the FPA against Vellar in July 2024 and fully settled the FPA pursuant to its terms with ACM in October 2024 (see *Note 8 — Forward Purchase Agreement*, *Note 17 — Commitments and Contingencies*, and *Note 19 — Subsequent Events)*.

Convertible Note

The Company has elected to measure the Convertible Note using the fair value option under ASC 825. On May 7, 2025, the Company consummated a Qualified Equity Financing with the Series A Preferred Stock Issuance, resulting in the conversion of the Convertible Note into 340,543 shares of common stock pursuant to the mandatory conversion provision of the Convertible Note.

The following table represents the inputs used in calculating the fair value of the Convertible Note as of May 7, 2025 and December 31, 2024:

	May 7, 2025	December 31, 2024
Stock price	$ 0.24	$ 1.37
Term (in years)	0	4.6
Expected volatility	—%	110.0%
Risk-free interest rate	—%	4.3%
Expected dividend yield	—%	—%

Brookfield SAFE

Until its extinguishment on February 14, 2025, the Brookfield SAFE was legal form debt that the Company had elected to measure using the FVO under ASC 825. As of February 14, 2025, no part of the Brookfield SAFE had converted to Company common shares as no qualifying projects had been presented to Brookfield yet. There were no cash flows associated with the Brookfield SAFE termination either.

As of February 14, 2025, the Company expected to present projects to Brookfield to result in the Brookfield SAFE liability being automatically converted into shares at 75%, with the remaining portion to be outstanding until maturity. For the conversion portion, since the liquidity price was set at the Business Combination, the number of shares that Brookfield receives is fixed. Based on this expectation, the value of the Brookfield SAFE is equal to the Brookfield SAFE's as-converted value, which is the converted portion of the initial purchase amount, divided by the liquidity price, multiplied by the stock price.

For the maturity portion, the Brookfield SAFE is not automatically converted prior to maturity. At maturity, the holder could either convert or receive the remaining principal and interest in cash, similar in structure to a standard convertible note. Accordingly, the fair value of the maturity portion was estimated using the Black-Scholes option pricing model. The strike price would be the accrued balance of the Brookfield SAFE at maturity. On a per share basis the strike price would be $14.69 (i.e. $10.00 grown at 8.0% until maturity five (5) years from issuance). The "stock" price input would be the current value of the shares that Brookfield would receive at conversion. On a per share price basis, the stock price input would be the Valuation Date stock price of $0.75. Based on the portion of the Brookfield SAFE expected to automatically convert and the portion of the Brookfield SAFE expected to remain outstanding until maturity, the estimated fair value of the Brookfield SAFE was $13,274 as of February 14, 2025 prior to its extinguishment.

Significant inputs for Level 3 Brookfield SAFE measurement as of February 14, 2025 and December 31, 2024 are as follows:

	February 14, 2025	December 31, 2024
Initial purchase amount	$ 50,000	$ 50,000
Liquidity price	$ 10.00	$ 10.00
Stock price	$ 0.75	$ 1.37
Term (in years)	0.88	3.11
Expected volatility	60.0%	67.5%
Risk-free interest rate	4.3%	4.3%
Expected dividend yield	—%	—%

Brookfield Loan

The Brookfield Loan is legal form of debt, and management has elected to apply the FVO with the Brookfield Loan classified as a mark-to-market liability. As of February 14, 2025, there were no cash flows associated with execution of the Brookfield Loan, however the initial principal payment of $12,500 to Brookfield was due on or prior to February 21, 2025 and has been paid. The Brookfield Loan accrues interest at a rate of (a) 8.00% per annum, compounded annually through and including October 3, 2027, (b) 8.00% per annum, payable quarterly in cash, from October 4, 2027 through and including December 3, 2028 and (c) 12.00% per annum, payable quarterly in cash, from December 4, 2028 through and including December 3, 2029.

The fair value of the Brookfield Loan was determined using a scenario-weighted discounted cash flow model on the adjusted remaining portion of the Brookfield Loan and the Company's expectation to present projects to Brookfield to result in the Brookfield Loan liability being deemed as repaid at 50% as of December 31, 2025. The remaining portion outstanding is adjusted for repayment at maturity.

Significant inputs for Level 3 Brookfield Loan measurement as of December 31, 2025, July 10, 2025, and February 14, 2025 are as follows:

	December 31, 2025	July 10, 2025	February 14, 2025
Adjusted remaining amount	$ 25,470	$ 24,526	$ 10,123
Term (in years)	3.8	3.3	1.46
Discount rate	40.0%	40.0 %	40.0%

PIPE Warrant

Pursuant to the Preferred Stock Purchase Agreement, the Company also agreed to provide the Preferred Stockholder the contingent opportunity to participate in the potential future equity appreciation of the Company in the form of the PIPE Warrant that, similar to a structuring fee, would be issued if and only if certain conditions were satisfied prior to May 7, 2026, including obtaining a required stockholder vote and additional Financing meeting specified criteria. If issued, the PIPE Warrant would provide for the issuance of an aggregate of 7,800,000 shares of common stock at an exercise price equal to $0.0000001 per share (subject to adjustments in certain events) and the other terms to be set forth in the PIPE Warrant. Pursuant to the Preferred Stock Purchase Agreement, the parties agreed that the PIPE Warrant would only be exercised upon consummation of a Subsequent Financing or, with the Preferred Stockholder's consent, an Other Financing. The initial form of the PIPE Warrant provided that if the Conditions to Exercise are satisfied, the PIPE Warrant will be deemed automatically exercised on a cashless, net-exercise basis at such time (the time immediately following such automatic exercise, the "Expiration Time"). The PIPE Warrant will terminate at the earlier of (i) the Expiration Time and (ii) May 7, 2026. As discussed under *Note 19 — Subsequent Events*, the PIPE Warrant with amended terms was issued on January 21, 2026 concurrently with the consummation of the January 2026 Financing. The PIPE Warrant, as amended, provides that it is exercisable at any time prior to 5:00 p.m. New York City time on December 31, 2026 (the "Expiration Time"), and, if unexercised, will be automatically exercised on a cashless (net-share) basis immediately prior to the Expiration Time.

Irrespective of the PIPE Warrant being a contingent instrument for which the conditions to issuance have not been satisfied, under applicable accounting guidance, the PIPE Warrant was required to be classified as a current liability at May 7, 2025 and to be remeasured at fair value at each balance sheet date, with changes in fair value recorded in other income (expense), net within the consolidated statements of operations and comprehensive loss. As a result, the Company recorded a current liability of $24.9 million as of May 7, 2025 based on the closing stock price of the Company's common stock of $0.24 at such date (prior to the Reverse Stock Split) and taking into account the probability that a Subsequent Financing would be consummated.

Effective August 18, 2025, following the Authorized Share Increase and the Proportionate Authorized Share Decrease in connection with the Reverse Stock Split, the Company obtained sufficient authorized but unissued shares to be able to settle the PIPE Warrant in shares when it is due. As a result, and in accordance with ASC 815-40, the PIPE Warrant no longer met the criteria for liability classification. The PIPE Warrant was therefore remeasured to fair value immediately prior to reclassification, resulting in a fair value of approximately $16.2 million, and subsequently reclassified from a current liability to Additional Paid-in Capital within stockholders' equity. Changes in the fair value of the PIPE Warrant were recognized in other income (expense), net within the Company's consolidated statements of operations and comprehensive loss.

Following this reclassification, no further fair value adjustments will be recognized for the PIPE Warrant so long as the settlement conditions continue to permit equity classification.

The Company did not consummate a Subsequent Financing by October 15, 2025 and as of December 31, 2025, had not consummated an Other Financing. See *Note 19 — Subsequent Events* for developments subsequent to December 31, 2025.

Public Warrants and IPO Private Placement Warrants

As part of AMCI's initial public offering ("IPO"), AMCI issued warrants to third-party investors. Each public warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of $1,150 per share (the "Public Warrants"). Simultaneously with the closing of the IPO, AMCI completed the private sale of warrants. Each private sale warrant allows the holder to purchase one share of the Company's common stock at $1,150 per share. Additionally, prior to the consummation of the Business Combination, AMCI issued warrants for the settlement of a working capital loan. The working capital warrants have the same terms as the private sale of warrants issued at the IPO. Warrants sold in the private sale at the IPO and the warrants issued to convert the working capital loan are collectively referred to as the "IPO Private Placement Warrants". In connection with the IPO, the Company has 78,081 Public Warrants and 44,661 IPO Private Placement Warrants outstanding as of December 31, 2025.

For the Public Warrants, the Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value. Changes in fair value are recorded in other income (expense), net within the consolidated statements of operations and comprehensive loss. The Company recognized decreases in the fair value of the liability of $2,098 and $1,600 during the years ended December 31, 2025 and 2024, respectively.

The fair value of the IPO Private Placement Warrants was estimated using a Black-Scholes option pricing model. The Company recognized decreases in fair value of the liability of $1,422 and $2,483 for the years ended December 31, 2025 and 2024, respectively. Changes in fair value are recorded on the consolidated statements of operations and comprehensive loss within other income (expense), net.

The following table represents the weighted average inputs used in calculating the fair value of the IPO Private Placement Warrants outstanding as of December 31, 2025 and December 31, 2024. December 31, 2025 amounts reflect post-reverse Stock Split figures, whereas December 31, 2024 amounts reflect pre-Reverse Stock Split figures:

	December 31, 2025	December 31, 2024
Stock price	$ 13.76	$ 1.37
Exercise price	$ 1,150.00	$ 11.50
Term (in years)	2.11	3.11
Expected volatility	115.0%	97.5%
Risk-free interest rate	3.48%	4.28%
Expected dividend yield	—%	—%

The following tables represent reconciliations of the fair value measurements of the assets and liabilities using significant unobservable inputs (Level 3) (in thousands):

	Convertible Note	PIPE Warrant	FPA Put Option	Fixed Maturity Consideration	Brookfield SAFE	Brookfield Loan	IPO Private Placement Warrants
Balance as of January 1, 2025	$ (51,112)	$ —	$ (30,015)	$ (4,123)	$ (13,223)	$ —	$ (1,432)
Extinguishment of the Brookfield SAFE	—	—	—	—	13,274	—	—
Issuance of PIPE Warrant	—	(24,950)	—	—	—	—	—
Issuance of the Brookfield Loan	—	—	—	—	—	(19,490)	—
Partial settlement of the Brookfield Loan	—	—	—	—	—	12,500	—
Extinguishment of the Brookfield Loan	—	—	—	—	—	12,300	—
Issuance of the Amended Brookfield Loan	—	—	—	—	—	(12,300)	—
Reclassification of PIPE Warrant to equity	—	16,150	—	—	—	—	—
Conversion of Convertible Note to common stock	8,132	—	—	—	—	—	—
(Loss) gain recognized in other expense, net on the consolidated statement of operations and comprehensive loss	42,980	8,800	—	—	(51)	(3,910)	1,422
Balance as of December 31, 2025	$ —	$ —	$ (30,015)	$ (4,123)	$ —	$ (10,900)	$ (10)

	Convertible Note	FPA Put Option	Fixed Maturity Consideration	Brookfield SAFE	IPO Private Placement Warrants
Balance as of January 1, 2024	$ —	$ (37,523)	$ (7,228)	$ (25,150)	$ (3,914)
Issuance of the Convertible Note	(40,150)	—	—	—	—
Partial settlement of Forward Purchase Agreement	—	30,000	4,123	—	—
(Loss) gain recognized in other expense, net on the consolidated statement of operations and comprehensive loss	(10,962)	(22,492)	(1,018)	11,927	2,482
Balance as of December 31, 2024	$ (51,112)	$ (30,015)	$ (4,123)	$ (13,223)	$ (1,432)

Note 11 — Other Current Assets

As of December 31, 2025 and 2024 other current assets consisted of the following (in thousands):

	December 31,		
	2025		2024
Inventory	$	684	$ 2,156
Materials and supplies		2,429	3,583
Prepaid assets		2,059	3,416
Other		5,284	5,875
Total	$	10,456	$ 15,030

Note 12 — Property, Plant and Equipment, net

The Company's property, plant and equipment, net consisted of the following (in thousands):

		December 31,		
		2025		**2024**
Plant and Equipment	$	44,910	$	45,014
Leasehold improvements		4,434		7,012
Office Equipment and furniture		2,625		2,351
Vehicles		92		92
Land		64		64
Other		933		932
Construction in progress		4,988		4,638
	$	58,046	$	60,103
Less accumulated depreciation and amortization	$	40,918	$	37,770
Property, plant and equipment, net	$	17,128	$	22,333

Depreciation for the years ended December 31, 2025 and 2024 totaled $4,227 and $5,567, respectively.

Note 13 — Income Taxes

The Company is subject to federal and state income taxes in the United States, as well as income taxes in foreign jurisdictions in which it conducts business. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are reinvested indefinitely. The Company and its foreign subsidiaries have historically been loss generating entities that have resulted in no excess earnings to consider for repatriation and accordingly there were no deferred income taxes recognized for the years ended December 31, 2025 and 2024.

The Company recorded no income tax expense for the years ended December 31, 2025 and 2024, representing an effective tax rate of 0%. The difference between the U.S. federal statutory rate of 21% and the Company's effective tax rate in the years ended December 31, 2025 and 2024 was primarily due to a full valuation allowance related to the Company's U.S. and foreign deferred tax assets. The Company reassesses the need for a valuation allowance on a quarterly basis. If it is determined that a portion or all of the valuation allowance is not required, it will generally be a benefit to the income tax provision in the period such determination is made.

The Company conducts business in multiple jurisdictions within and outside the United States. Consequently, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. The Company is subject to audits for tax years 2019 and onward for federal purposes. There are tax years which remain subject to examination in various other state and foreign jurisdictions that are not material to the Company's financial statements.

The components of loss before income taxes, net are as follows (in thousands):

	Years Ended December 31,			
	2025		2024	
United States	$	(44,717)	$	(136,223)
Foreign		(4,234)		(1,508)
Total	$	(48,951)	$	(137,731)

The Company does not have any current or deferred taxes in either the United States or its foreign operations.

We adopted ASU 2023-09, Improvements to Income Tax Disclosures, prospectively. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 is as follows (in thousands, expect percentages):

	Year Ended December 31,		
	2025		
Income tax (benefit) at the statutory federal income tax rate	$	(10,280)	21.0 %
State and local taxes			
State and local taxes		(2,228)	4.6 %
Valuation allowance		2,228	(4.6)%
Foreign tax effects			
Netherlands			
Foreign tax rate differential		(181)	0.4 %
Valuation allowance		974	(2.0)%
Other foreign jurisdictions		97	(0.2)%
Valuation allowance		7,107	(14.5)%
Nondeductible or nontaxable items			
Nondeductible loss on stock		1,111	(2.3)%
Share-based compensation		1,085	(2.2)%
Other		87	(0.2)%
Total income tax expense (benefit)		—	— %

The following table is a reconciliation of income taxes computed at the statutory federal income tax rate (21.0% federal income tax rate in the United States for 2024) to the income tax expense (benefit) reflected in the consolidated statement of operations and comprehensive loss (in thousands, except percentages):

		Year Ended December 31,	
		2024	
Income tax (benefit) at the statutory federal income tax rate	$	(28,924)	
			21.0 %
Foreign tax rate differential		102	(0.1)%
State and local taxes		(12,148)	8.8 %
Share Based Compensation		547	(0.4)%
Nondeductible loss on stock		1,126	(0.8)%
Valuation allowance		34,544	(25.1)%
Expiring NOLs		1,109	(0.8)%
Other		3,644	(2.6)%
Total income tax expense (benefit)	$	—	— %

Deferred Taxes

Significant components of deferred tax assets and liabilities were as follows (in thousands):

		Years Ended December 31,		
		2025		2024
Deferred tax assets:				
Net operating loss and credit carryforwards	$	178,709	$	150,372
Stock-based compensation		6,850		6,636
Operating lease liability		5,156		9,551
Accrued expenses		82		168
Deferred revenue		125		203
Equity method investment		1,213		3,875
R&D capitalization		26,752		38,517
Other		1,383		4,357
Total deferred tax assets		220,270		213,679
Valuation allowance		(215,942)		(205,566)
Total net deferred tax asset		4,328		8,113
Deferred tax liabilities:				
Operating lease asset		(4,328)		(8,113)
Other		—		—
Total deferred tax liabilities		(4,328)		(8,113)
Net deferred income tax assets and liabilities	$	—	$	—

At December 31, 2025 and 2024, the Company had $561,099 and $456,014, respectively, of tax losses and credits carried forward subject to shareholder continuity and acceptance in the countries where the Company has tax losses carried forward. R&D tax credits included within these amounts are $35,111 and $35,111 for the respective periods, which may be available to offset future income tax liabilities. At December 31, 2025 and 2024, the net operating loss and credit carryforwards were comprised of $469,278 and $376,507 in the United States,$41,833 and $34,019 in state and local jurisdictions, $49,481 and $45,456 in foreign jurisdictions, respectively. At December 31,

2025 and 2024, the Company had net operating loss carryforwards of approximately $155,787 and $148,511, respectively, that expire in various years from 2026 through 2045, plus $370,202 and $272,391, respectively, for which there is no expiration date.

Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return and the value of the corporation at the time of a "change of ownership" as defined by Section 382. The Company had a change in ownership in November 2014. Therefore, the Company's ability to utilize its net operating loss carryforwards incurred prior to the 2014 ownership change, will be subject in future periods to annual limitations.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. At December 31, 2025 and 2024, a valuation allowance of $215,942 and $205,566, respectively, was recorded against certain deferred tax assets based on this assessment. The Company believes it is more-likely-than-not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

The Company and its foreign subsidiaries have historically been loss generating entities that have resulted in no excess earnings to consider for repatriation and accordingly there were no deferred income taxes recognized as of December 31, 2025 and 2024.

At December 31, 2025 and 2024, the Company had no tax liability or benefit related to uncertain tax positions. No interest or penalties related to uncertain taxes have been recognized on the accompanying consolidated statements of operations. Management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2025.

The Company conducts business in multiple jurisdictions within and outside the United States. Consequently, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. During December 2021, the Internal Revenue Service completed an income tax examination of the Company's U.S. federal income tax return for the year ended December 31, 2016, which resulted in no impact to the Company's consolidated financial statements. The Company has no other ongoing tax examinations with domestic or foreign taxing authorities.

In July 2025, the One Big Beautiful Bill Act (OBBBA) was enacted. Key income tax-related provisions of the OBBBA include the repeal of mandatory capitalization of research and development expenditures under Internal Revenue Code Section 174, extension of bonus depreciation, and revisions to international tax regimes. The Company recognized the impacts of OBBBA as part of its 2025 financial statements while maintaining a full valuation allowance.

The OECD has issued a framework for a global minimum tax (Pillar Two), and certain jurisdictions have enacted related legislation. At this time, we do not expect the adoption of such legislation to have a material effect on our results of operations, financial position or cash flows.

Note 14 — Share-Based Compensation

In 2023, the Company adopted the LanzaTech Long-Term Incentive Plan (the "LTIP") in conjunction with the closing of the Business Combination. The LTIP provides for grants of a variety of awards to employees, directors, and other service providers to the Company, including, but not limited to stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs"), performance awards and other stock-based awards or cash incentives. As of December 31, 2025, the Company is authorized to issue 313,668 awards under the LTIP. Prior to the effective date of the closing of the Business Combination, the Company granted awards under the LanzaTech NZ Inc. 2013 Stock Plan, the LanzaTech NZ Inc. 2015 Stock Plan, and the LanzaTech NZ, Inc. 2019 Stock Plan, (collectively, the "Prior Stock Plans").

Equity Classified Awards:

Restricted Stock Units

Under the LTIP, the Company has granted two types of RSUs: time-based RSUs, and market-based RSUs. Time-based RSUs granted to employees and other service providers (other than directors) are generally subject to a three-year annual pro-rata vesting schedule whereby the awards generally vest in three equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to grantee's continued service through each vesting date. However, vesting will accelerate in certain circumstances (e.g., retirement, death, disability, or a qualified termination in connection with a change in control). Time-based RSUs granted to directors are subject to a one-year vesting schedule and the full award vests on the first anniversary of the vesting commencement date, subject to the director's continued service through the vesting date. However, vesting will accelerate in certain circumstances (e.g., removal in connection with a change in control).

The market-based RSUs have both a time-based and a market-based vesting component. Both components must be met for the award to vest. The market-based RSUs are subject to a three-year annual pro-rata vesting schedule whereby the awards generally vest in three equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to grantee's continued service through each vesting date. The market-based vesting component is satisfied if on any date during the period beginning on the 151st date following the vesting commencement date and ending on the fifth anniversary of the vesting commencement date, the average closing price of a share of the Company's common stock, equals or exceeds $1,150, determined using the closing share price from the 20 trading days preceding such determination date.

A summary of the unvested time-based and market-based RSUs for the year ended December 31, 2025, were as follows:

	Time-based RSUs		Market-based RSUs	
	Shares (in thousands)	Weighted Average Grant Date Fair Value	Shares (in thousands)	Weighted Average Grant Date Fair Value
Non-vested Outstanding at January 1, 2025	40	$ 322.27	37	$ 170.11
Granted	—	—	—	—
Vested	(16)	324.74	—	0.00
Cancelled/forfeited	(11)	323.01	(1)	161.00
Non-vested Outstanding at December 31, 2025	13	$ 318.62	36	$ 170.29

Compensation expense related to the time-based RSUs was $3,130 and $5,355 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, $1,811 of unrecognized compensation cost related to time-based RSUs will be recognized over a weighted-average period of 1.03 years.

Compensation expense related to the market-based RSUs was $639 and $1,958 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, $91 of unrecognized compensation costs related to market-based RSUs will be recognized over a weighted-average period of 0.31 years.

Stock Options

In accordance with the LTIP and Prior Stock Plans, grantees have also been granted stock options to purchase common shares. The exercise price of each stock option was no less than the fair market value price of the Company's common shares determined as of the date of grant. The stock options generally vest over the course of two to five years, subject to the service provider's continued service through each vesting date. Upon termination of service, unvested stock options are forfeited in accordance with their terms unless the award agreement provides for accelerated vesting (e.g., due to retirement). The below tables reflect the stock options granted prior to the Business Combination multiplied by the exchange ratio and the weighted average exercise price divided by the exchange ratio.

Stock option awards outstanding as of December 31, 2025 and changes during the year ended December 31, 2025, were as follows:

	Shares subject to option (thousands)	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2025	187 $	210.93		
Vested and expecting to vest at January 1, 2025	187	210.93		
Exercisable at January 1, 2025	128	167.46		
Granted	—			
Exercised	—			
Cancelled/forfeited	(19)	192.31		
Expired	(30)	265.01		
Outstanding at December 31, 2025	138 $	209.64	4.09 $	—
Vested and expecting to vest at December 31, 2025	138	209.64	4.09	—
Exercisable at December 31, 2025	117 $	189.19	3.41 $	—

Compensation expenses related to the stock options was $3,509 and $6,132 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, $1,986 of unrecognized compensation costs related to stock options will be recognized over a weighted-average period of 1.03 years.

Liability-Classified Awards

Phantom RSUs

Under a phantom equity sub-plan of the LTIP, certain non-US employees of the Company were provided with Phantom RSUs that can only be settled in cash and are therefore recorded as a liability. The Phantom RSUs have a graded vesting schedule and vest in three equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to the employee meeting the requisite service requirements. Grantees are entitled to receive a cash payment equal to the fair market value of a share multiplied by the number of vested Phantom RSUs as of the applicable vesting date.

Phantom SARs

Under a phantom equity sub-plan of the LTIP, certain non-US employees of the Company were provided with Phantom SARs that can only be settled in cash and are therefore recorded as a liability. The Phantom SARs have a graded vesting schedule and vest in three equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to the employee meeting the requisite service requirements. Phantom SARs expire 10 years after the grant date and entitle the grantee to receive a cash payment upon exercise of the award equal to the excess of the fair market value of a share on the date of exercise over the exercise price multiplied by the number of SARs exercised.

Note 15 — Related Party Transactions

As of December 31, 2025 and 2024, the Company had equity ownership in LanzaJet and SGLT (see *Note 5 — Investments* for further details). The table below summarizes amounts related to transactions with these related parties (in thousands):

	December 31,			
	2025		**2024**	
Accounts receivable	$	2,281	$	2,452
Contract assets		—		399
Notes receivable		—		5,789
Accounts payable	$	—	$	234

The following table presents revenue from related parties per disaggregated revenue categories:

	Years Ended December 31,			
	2025		**2024**	
Revenue from related parties, included within Licensing	$	19,843	$	11,297
Revenue from related parties, included within Engineering and other services		654		1,784

The main transactions with related parties are described below:

LanzaJet

The Company and LanzaJet have entered into a master service agreement defining the terms when LanzaJet is a subcontractor for some of the Company's projects, and conversely, when the Company is a subcontractor for LanzaJet's projects. The accounts payable balance is for work that LanzaJet performed as a subcontractor to the Company.

In connection with the formation of LanzaJet, the Company entered into a transition services agreement with LanzaJet, primarily for the access and use of certain equipment and spaces. For the years ended December 31, 2025 and 2024, the Company recognized immaterial amounts of revenue from related parties, in connection with this agreement.

In addition to the licensing and sublicensing of its intellectual property, pursuant to the Original Investment Agreement as described in *Note 5 — Investments*, the Company provides certain engineering and other services related to a gas-to-jet demonstration plant currently in development by LanzaJet and other projects whereby LanzaJet is the customer. As the project has reached completion, the Company recognized immaterial amounts of revenue for ad-hoc services during the years ended December 31, 2025 and 2024.

In December 2023, LanzaTech sold LanzaJet the right to utilize some of LanzaTech's completed engineering work as a basis for future LanzaJet projects for a price of $2,000 and recorded a $2,000 receivable. The payment will be offset against the license fees LanzaTech would pay to LanzaJet for the use of their technology in the Company's projects. A license agreement is in process and is expected to be executed in 2026, at which time the Company's $2,000 receivable as of December 31, 2025, will be reduced to the extent of payments due and payable under the license agreement. The Company recognized $231 and $231 in deferred profit for the years ended December 31, 2025 and 2024.

In May 2020, the Company entered into an agreement to lease certain land to a subsidiary of LanzaJet and recognized lease revenue on a straight-line basis over the life of the lease agreement. Refer to *Note 18 — Leases*, for additional information.

Second A&R LanzaJet Investment Agreement

On October 16, 2025 the Company, LanzaJet, British Airways PLC ("British Airways"), Mitsui & Co., Ltd. ("Mitsui"), Shell Ventures LLC ("Shell") and Suncor Energy Inc. ("Suncor") (collectively, the "LanzaJet Investment Parties") entered into a Second Amended and Restated Investment Agreement (the "Second A&R LanzaJet Investment Agreement"), which amends and restates the provisions of the LanzaJet Investment Agreement, a Second Amended and Restated Stockholders' Agreement (the "Second A&R LanzaJet Stockholders' Agreement"), which amends and restates the provisions of the LanzaJet Stockholders' Agreement (as defined below), and an amendment to the LanzaJet License

Agreement (the "LanzaJet License Agreement Amendment" and, together with the Second A&R LanzaJet Investment Agreement and Second A&R LanzaJet Stockholders' Agreement, the "LanzaJet Amendments") to update the structure of the LanzaJet Agreements and to reflect other changes agreed to by the LanzaJet Investment Parties.

Among other changes, the Second A&R LanzaJet Investment Agreement eliminates the SPE Investment Condition and provides that LanzaJet will issue to the Company (1) a second tranche of 15,000,000 LanzaJet shares on a date promptly following the execution of the Second A&R LanzaJet Investment Agreement and (2) a third tranche of 15,000,000 LanzaJet shares no later than December 31, 2025, subject to achieving a certain development milestone.

The Second A&R LanzaJet Investment Agreement also provides any LanzaJet Investment Party that has made a loan or other extension of credit to LanzaJet's subsidiary, Freedom Pines Fuels LLC, the right, exercisable at any time and from time to time, to elect to convert all or any portion of the outstanding principal and accrued but unpaid interest of such loan into a number of LanzaJet shares equal to the amount of the loan (principal and, at the lender's option, accrued interest) being converted, divided by a conversion price equal to the fair market value of a share of LanzaJet common stock as determined in good faith by a majority of disinterested directors of the board of directors of LanzaJet.

The LanzaJet License Agreement Amendment removes restrictions on the licensing of LanzaJet technology to third party sublicensees prior to satisfaction of the SPE Investment Condition, makes conforming changes reflecting the Second A&R LanzaJet Investment Agreement and effects other agreed modifications. The LanzaJet License Agreement Amendment also eliminates the Company's right to terminate the LanzaJet License Agreement if certain commercial facility development milestones have not been met by December 31, 2025. Additionally, the Company committed to using commercially reasonable efforts to promptly assign the Battelle License to LanzaJet.

LanzaJet Stockholders' Agreement

In connection with the Investment Agreement, on April 1, 2021, the Company entered into an amended and restated stockholders' agreement with LanzaJet, Shell, Mitsui, British Airways and Suncor (as amended, the "LanzaJet Stockholders' Agreement"). Under the LanzaJet Stockholders' Agreement, each party is required to hold and vote its shares of LanzaJet stock to ensure that LanzaJet's board of directors (the "LanzaJet board") is composed of eight directors: one designee from each of British Airways, Mitsui, Suncor and Shell, two LanzaTech designees (one of which will be the chairperson), LanzaJet's chief executive officer, and one independent director. Each party must hold a certain number of shares of LanzaJet common stock in order to maintain their respective designated board seats. Pursuant to the agreement, if a party votes to remove its designated director from the LanzaJet board, the other parties must also vote in favor of removal. If a party fails to comply with its obligations under the second tranche investments provided for in the LanzaJet Investment Agreement, the other parties may vote to remove that party's designee, and such party will forfeit its designated LanzaJet board seat in exchange for the right to designate a non-voting observer to the LanzaJet board.

The agreement also provides that the parties must vote their shares in favor of a proposed change of control transaction and take all reasonable steps necessary to execute the transaction if it meets certain standards and is approved by us, the LanzaJet board, and any investor holding a certain number of LanzaJet shares.

The parties to the LanzaJet Stockholders' Agreement may not transfer their LanzaJet shares until 2026, except for permitted transfers to affiliates. LanzaJet has a right of first refusal with regard to all transfers of LanzaJet shares to third parties (including in connection with a change of control with respect to the applicable party's ultimate parent) and if LanzaJet declines to exercise this right, the other parties to the agreement are entitled to a pro rata right of first refusal. We and the other parties will also have a pro rata right of first refusal with regard to new LanzaJet shares issued as well as a put right with respect to LanzaJet shares that we and such parties hold upon the occurrence of certain conditions. The LanzaJet Stockholders' Agreement also provides registration rights in connection with an initial public offering of or other registration of LanzaJet shares.

Each party to the LanzaJet Stockholders' Agreement agrees to indemnify the other parties for all claims arising from such party's breach of the agreement or from fraud, gross negligence, or willful misconduct with regard to the agreement. The LanzaJet Stockholders' Agreement will terminate either with the consent of all of the parties or upon an initial public offering of LanzaJet shares or a specified liquidation event.

LanzaJet Note Purchase Agreement

On November 9, 2022, the Company and the other LanzaJet shareholders entered into a Note Purchase Agreement (the "LanzaJet Note Purchase Agreement"), pursuant to which LanzaJet Freedom Pines Fuels LLC ("FPF"), a wholly owned subsidiary of LanzaJet, issued and sold notes in an aggregate principal amount of up to $147,000 (the "Notes"), comprised of approximately $113,500 aggregate principal amount of 6.00% Senior Secured Notes maturing December 31, 2043 (the "Senior Secured Notes") and $33,500 aggregate principal amount of 6.00% Subordinated Secured Notes maturing December 31, 2043 (the "Subordinated Secured Notes"). The Company committed and funded $5,500 of Subordinated Secured Notes on May 1, 2023. The Senior Secured Notes are secured by a security interest over substantially all assets of FPF, and both the Senior Secured Notes and the Subordinated Secured Notes are secured by a security interest over the intellectual property owned or in-licensed by LanzaJet.

Each purchaser of Notes under the LanzaJet Note Purchase Agreement also received a warrant for the right to purchase 575,000 shares of common stock of LanzaJet for each $10,000 of Notes purchased by such purchaser for an exercise price of $0.01 per share. Accordingly, the Company received warrants to purchase 316,250 shares of common stock of LanzaJet, and exercised them in January 2024.

The LanzaJet Note Purchase Agreement may be amended with the approval of holders of at least 66 2⁄3% of the Notes, except with respect to certain rights that require approval of all holders to amend. Upon an event of default under the LanzaJet Note Purchase Agreement, each purchaser may accelerate the payment of its own Notes. Enforcement against the collateral securing the Notes requires the approval of certain holders as specified in the Notes.

As of December 31, 2025, the carrying amount of the note receivable from LanzaJet was reduced to zero along with the Company's previous equity method investment in LanzaJet. These reductions reflect LanzaJet's share of losses attributable to the Company under the equity method accounting. As the Company's share of losses exceeded its investment balance the Company previously tracked additional losses off-balance sheet. As of December 31, 2025 the carrying amount of the Company's current equity method investment in LanzaJet was $13,272 as a result of LanzaJet sublicensing our technology to two of their customers. The Company's share of future LanzaJet's losses will first be applied to this investment balance prior to being tracked off-balance sheet. The Company will continue to monitor LanzaJet's financial results and track its share of any future off-balance sheet activity until profits exceed off-balance sheet losses in which those profits will be recorded to Income (loss) from equity method investees, net in our consolidated statements of operations and comprehensive loss. (See *Note 5 — Investments*).

In February 2026, the Second A&R LanzaJet Investment Agreement, the Stockholders' Agreement, LanzaJet Stockholders' Agreement and the LanzaJet Note Purchase Agreement were amended. See "*Note 19 – Subsequent Events*".

SGLT

The Company supplies SGLT with certain water-soluble organic compounds required in the Company's proprietary gas fermentation process, small-size equipment and consulting services. For the years ended December 31, 2025 and 2024, the Company recognized an immaterial amount of revenue. The Company also provided engineering services and incurred costs of $716 and $1,017 for the years ended December 31, 2025 and 2024, respectively.

Note 16 — Reportable Segment

The Company operates as one operating segment and therefore one reportable segment, focused on integrated solutions to customers based on its proprietary technology. The determination of the Company's reportable segment is consistent with the financial information regularly reviewed by the chief operating decision maker ("CODM") for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting for future periods. The Company's chief operating decision maker is its Chief Executive Officer.

The Company's single operating segment generates revenues from its three business lines: (1) biorefining, (2) JDA, contract research, and (3) CarbonSmart sales, all of which share the Company's technology platforms, research and development infrastructure, and operational resources. Operations and strategies are centralized across the business lines and geographic regions. While the Company operates in various countries, its financial results and operations are viewed on a global basis.

The CODM primarily uses revenue and net loss as reported on the consolidated statements of operations, as the measure of profit or loss to allocate resources during the annual budget and forecasting process. The CODM also uses consolidated net loss, along with financial and non-financial inputs, to evaluate the Company's performance, and make strategic decisions related to headcount and capital expenditures on a consolidated basis.

The measure of segment assets is reported on the balance sheet as total assets. The CODM does not review segment assets at a level other than that presented in the Company's consolidated balance sheets. The table below presents the Company's consolidated operating results including significant segment expenses:

	Years Ended December 31,			
	2025		2024	
Consolidated Revenues	$	55,845	$	49,592
Less				
Consolidated Cost of Sales		30,544		25,970
Salaries and benefits expenses[1]		54,390		75,710
External service providers[1]		27,688		29,359
Other Operating expenses (net of recharges)		22,379		27,486
Net loss from operations	$	(79,156)	$	(108,933)
Other income (expense), net		42,753		(14,564)
Loss from equity method investees, net		(12,548)		(14,234)
Net loss	$	(48,951)	$	(137,731)

(1) Includes those salaries and benefits and external service providers expenses recharged into cost of sales.

For disaggregation of the Company's revenues by customer location and contract type, see *Note 4 — Revenues* and for major customers, see *Note 2 — Summary of Significant Accounting Policies*.

Total expenditure on long-lived asset is disclosed in *Note 12 — Property, Plant and Equipment, net*. The following table presents long-lived assets by geographic region as of the periods presented:

	December 31,			
	2025		2024	
United States	$	15,446	$	20,729
Foreign		1,682		1,604
Total	$	17,128	$	22,333

Note 17 — Commitments and Contingencies

Litigation

The Company is, and may from time to time be, involved in legal proceedings and exposed to potential claims in the normal course of business.

Schara litigation

In May 2024, a putative class action complaint (the "Complaint") was filed in the Delaware Court of Chancery against LanzaTech f/k/a/ AMCI, AMCI Sponsor II LLC ("AMCI Sponsor") and the individual directors of AMCI (the "Director Defendants") for purported damages arising from the Business Combination. The Company was subsequently voluntarily dismissed from the case in July 2024, before it was required to respond to the Complaint. The Complaint asserts claims for (i) breach of fiduciary duty against the Director Defendants; and (ii) unjust enrichment against AMCI Sponsor and the Director Defendants. As the surviving entity following the merger at issue, the Company has certain indemnification obligations to the Director Defendants in connection with the defense of the litigation. The Director Defendants have agreed to a settlement amount which was approved by the Court on March 4, 2026, and will be funded by the Company in April. The Company has notified the relevant D&O insurance carriers of the litigation and while the Director Defendants are covered for such costs by directors' and officers' insurance, such coverage is subject to a retention of $5,000.

FPA litigation

In relation to the FPA, the Company's volume-weighted average share price was below $3.00 per share for 50 trading days during the 60 day consecutive trading period ended on July 1, 2024 (the "VWAP Trigger Event"). On July 22, 2024, Vellar (one of the Purchasers) notified the Company of a VWAP Trigger Event, purporting to accelerate the FPA Maturity Date of its portion of the Recycled Shares (i.e., 2,990,000 shares at such date, prior to the Reverse Stock Split) to July 22, 2024. Vellar asserts that it is entitled to: (i) the Maturity Consideration of $7,500 (payable at the Company's option in cash or shares of common stock valued at the average daily VWAP Price (as defined in the FPA) over 30 scheduled trading days ending on the accelerated FPA Maturity Date of July 22, 2024 of $1.91 per share, prior to the Reverse Stock Split) and (ii) Share Consideration of $2,539, payable in cash, in each case, due and payable on July 24, 2024. On July 25, 2024 the Company received a notice from Vellar pursuant to the FPA, stating that the Company is in default of its payment obligations. On July 30, 2024, the Company received a notice of an event of default under the FPA from Vellar that (i) designated such date as the early termination date of the FPA and (ii) purports to result in an early termination cash payment of $4,164 becoming due to Vellar (equating to the sum of the Maturity Consideration and the Share Consideration minus the VWAP Price (as defined in the FPA) (as of July 29, 2024) of Vellar's portion of the Recycled Shares).

On July 24, 2024, LanzaTech filed suit in New York state court against Vellar, primarily in connection with Vellar's sale of Recycled Shares, which LanzaTech alleged were in breach of the FPA's requirement that Recycled Shares be held in a bankruptcy remote special purpose vehicle for the benefit of the Company unless the sale was noticed to the Company as part of an early termination, which Vellar had not done. LanzaTech believes that Vellar's notice regarding the VWAP Trigger Event and consequently, its notice of an event of default, is not valid and accordingly, that no payments are owed to Vellar in connection with the purported acceleration of the FPA Maturity Date or early termination of the FPA. In August 2024, Vellar removed this state court action to the federal court in the Southern District of New York. In September 2024 LanzaTech filed an amended complaint alleging breach of contract, breach of the duty of good faith and fair dealing and unjust enrichment. In October 2024, Vellar filed a motion to dismiss the amended complaint and in November 2024 Company filed an opposition to the motion. Vellar's October 2024 motion to dismiss was granted as to the breach of contract and unjust enrichment claims and denied as to the claimed breach of the duty of good faith and fair dealing.

On October 23, 2024, Vellar filed a countersuit against the Company in federal court in the Southern District of New York, alleging breach of the FPA, and seeking $4,164 plus interest. On October 24, 2024, Vellar sought advancement of certain expenses from the Company in connection with this litigation. The Company denied the request on October 28, 2024. Vellar filed a motion for advancement of fees on November 20, 2024, which LanzaTech opposed and which was subsequently denied.

In April 2025, Vellar filed a motion to amend its complaint and a motion to consolidate the two related actions between LanzaTech and Vellar. Both motions were granted and the two suits were consolidated in April 2025. Vellar filed its amended complaint on April 23, 2025, adding a claim for breach of the FPA Warrants, to which LanzaTech and Vellar are parties and seeking damages, including liquidated damages under the FPA Warrants. LanzaTech filed an answer to the amended complaint on May 14, 2025. In February 2026, LanzaTech and Vellar agreed to a settlement and compromise of the consolidated actions, including a cash settlement payment made to Vellar by LanzaTech in February 2026. The parties subsequently filed stipulations of voluntary dismissal which were granted on March 5, 2026. Thus, the FPA litigation has concluded.

Convertible Note Litigation

On May 16, 2025, Carbon Direct Capital, the former holder of the Convertible Note, commenced a lawsuit against the Company in the Supreme Court of the State of New York ("Supreme Court"). The complaint filed in the action contends that the mandatory conversion of the Convertible Note formerly held by Carbon Direct Capital in connection with the Series A Preferred Stock Issuance, is invalid under the terms of the Convertible Note, and even if a mandatory conversion had occurred, Carbon Direct Capital would be entitled to consideration in the form of Series A Preferred Stock and PIPE Warrant rather than the shares of common stock that the Company issued to Carbon Direct Capital in the mandatory conversion. Simultaneously with filing the complaint, Carbon Direct Capital moved via order to show cause for a temporary restraining order and preliminary injunction voiding the mandatory conversion under the Convertible Note and sought expedited discovery. On May 21, 2025, the Supreme Court denied Carbon Direct Capital's request for a temporary restraining order. On June 13, 2025, the Supreme Court denied Carbon Direct Capital's motion for a preliminary injunction. On July 3, 2025, the Supreme Court granted the Company's motion to dismiss Carbon Direct Capital's complaint in full, finding that plaintiff had failed to state a claim for breach of contract or breach of the implied covenant of good faith and fair dealing. On August 1, 2025, Carbon Direct Capital filed a notice of appeal to the Appellate Division, First Department of the Supreme Court's decision dismissing the complaint. On January 27, 2026, the First Department unanimously affirmed the Supreme Court's dismissal of Carbon Direct Capital's complaint in full. The deadline for Carbon Direct Capital to file an application for leave to appeal to the New York Court of Appeals was February 26, 2026, and no application was filed.

On June 30, 2025, Carbon Direct Capital commenced a separate lawsuit in the Delaware Court of Chancery. The complaint filed in the action contended that the proxy statement for the July 28, 2025 annual meeting of stockholders contained material misstatements or omissions. Carbon Direct Capital moved for expedited proceedings and requested a schedule on a motion for preliminary injunction. On July 11, 2025, the Court of Chancery denied Carbon Direct Capital's motion to expedite. On July 28, 2025, the Company moved to dismiss the complaint. On August 5, 2025, Carbon Direct Capital filed a notice of voluntary dismissal of the action.

Note 18 — Leases

Lease Commitments

In May 2025, the Company amended the operating lease for its corporate headquarters in Skokie IL., the terms of which terminated certain floors of the leased space and was treated as a lease modification as of the effective date. The partial lease termination of the corporate headquarters leased space resulted in a reduction in the Company's future minimum fixed lease obligations as of the lease modification date. As a result of the partial lease termination, the Company remeasured its operating lease liabilities and recorded a decrease of $13,085 to reflect the reduced lease payments. The Company also recorded a decrease to right-of-use assets of $13,025 based on the proportionate decrease in the right-of-use asset, which resulted in a gain of $60 recognized in other income (expense), net within the Company's consolidated statements of operations and comprehensive loss for the year ended December 31, 2025. The lease liability was remeasured using a revised incremental borrowing rate ("IBR") of 8.0% as of the amendment date in determining the present value of lease payments. The Company estimated the IBR based upon comparing interest rates available in the market for similar borrowings and the credit quality of the Company.

Under the terms of the lease agreement for the Company's headquarters, the Company was required to deliver the security deposit in the form of a letter of credit to the landlord no later than June 30, 2025. Until such delivery, the obligation represents a commitment under the lease agreement. The letter of credit will not be drawn upon unless the Company fails to perform under the lease terms.

The Company leases certain office space and laboratory facilities. The Company's lease agreements typically do not contain any significant guarantees of asset values at the end of a lease, renewal options or restrictive covenants. Pursuant to ASC 842, *Leases*, all leases are classified as operating leases.

Total operating lease costs and variable lease costs for the years ended December 31, 2025 and 2024 were $3,053 and $3,641 and $3,789 and $3,703, respectively. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2025 and 2024 was $3,163 and $1,058, respectively.

As of December 31, 2025, lease payments for operating leases for the Company's office facility and laboratories was as follows (in thousands):

Year ending December 31,		
2026	$	1,111
2027		2,324
2028		2,231
2029		2,265
2030		2,328
Thereafter		15,415
Total future lease payments	$	25,674
Less: imputed interest		9,110
Total lease liabilities	$	16,564

The following is a summary of weighted average remaining lease term and discount rate for all of the Company's operating leases:

	Years Ended December 31,	
	2025	**2024**
Weighted average remaining lease term (years)	11	12
Weighted average discount rate	8.00 %	7.50 %

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Lessor accounting

In May 2020, the Company executed an agreement to lease certain land to a subsidiary of LanzaJet for a period of 10 years with an option to renew this lease for five additional periods of one year with minimum annual rent due. This agreement is accounted for as an operating lease. Through August 2024, the lease was amended three times to modify the scope of the renting areas, increase the annual rent and increase the term from 10 years to 12 years with an option to renew this lease for thirteen additional periods of one year. The Company recognizes lease revenue on a straight-line basis over the life of the lease agreement. For the year ended December 31, 2025, we recognized $155 of revenue included in revenue from related party transactions in the consolidated statements of operations. The future minimum lease payments owed to the Company from the lease agreement at December 31, 2025, was as follows (in thousands):

Year ending December 31,		
2026	$	155
2027		155
2028		155
2029		155
2030		155
Thereafter		777
Total	$	1,552

Note 19 — Subsequent Events

January 2026 Financing and Related Transactions

On January 21, 2026, the Company completed a private placement of its common stock to certain existing and new institutional investors pursuant to subscription agreements, issuing 4,000,000 shares ("Subscribed Shares") at $5.00 per share for gross proceeds of $20.0 million, and 510,968 bonus shares to such investors in consideration for funding their purchase price no later than January 21, 2026 (the "January 2026 Financing"). The securities were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. These transactions do not affect the Company's financial position or results for the periods presented.

On January 21, 2026, the Company filed a Second Amended and Restated Certificate of Designation for its Series A Convertible Senior Preferred Stock, which, upon the closing of the January 2026 Financing, resulted in the automatic conversion of all outstanding shares of Preferred Stock into 3,250,322 shares of common stock (the "Preferred Stock Conversion") and eliminated the Preferred Stock's mandatory redemption provisions. The Preferred Stock Conversion occurred after year-end and does not affect previously reported results.

Concurrently with the January 2026 Financing and pursuant to the Preferred Stock Purchase Agreement, the Company issued to the Preferred Stockholder the PIPE Warrant. The PIPE Warrant is exercisable at any time prior to 5:00 p.m. New York City time on December 31, 2026 (the "Expiration Time"), and, if unexercised, will be automatically exercised on a cashless (net-share) basis immediately prior to the Expiration Time.

LanzaJet Transaction

In connection with the foregoing, the Company and the preferred stockholder entered into a waiver under which the stockholder waived the original deadline for filing a resale registration statement for the warrant shares; the Company agreed to file such registration within 60 business days following issuance of the warrant shares.

On February 11, 2026, LanzaTech, Inc., a wholly owned subsidiary of the Company, entered into a Series A Preferred Stock Purchase and Exchange Agreement (the "LanzaJet Series A Stock Purchase Agreement") with LanzaJet and certain investors (the "Series A Investors"). The Series A Stock Purchase Agreement provides for (i) the issuance and sale by LanzaJet of its Series A Preferred Stock, (ii) the exchange by certain holders of LanzaJet common stock and warrants for newly created Class C common stock and corresponding warrants on a 1:1 basis, and (iii) the exchange or conversion of certain LanzaJet convertible securities into newly created preferred stock of LanzaJet (collectively, the "Series A Transaction"). The Series A Transaction may occur in one or more closings, including an initial closing that occurred effective February 11, 2026 (the "Initial Closing").

At the Initial Closing, the Company purchased 455,522 shares of Series A Preferred Stock for an aggregate purchase price of $2.0 million and exchanged 60,316,250 shares of LanzaJet common stock for 60,316,250 shares of newly issued Class C Common Stock.

In connection with the Series A Transaction, LanzaJet filed a Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to authorize the Series A Preferred Stock and Class C Common Stock and to establish the rights and preferences of these securities. LanzaJet, the Company and certain other stockholders also entered into a Third Amended and Restated Stockholders' Agreement, which, among other matters, updates governance, transfer and other provisions and provides the Company with the right to designate one member of the seven-member LanzaJet board of directors so long as the Company and its affiliates beneficially own at least 5% of LanzaJet's fully diluted common shares.

As a result of the Series A Transaction, the Company's ownership interest in LanzaJet decreased from approximately 53% as of December 31, 2025 to approximately 46% on a fully diluted basis as of February 11, 2026. The Company continues to account for its investment in LanzaJet under the equity method of accounting. The agreements entered into in connection with the Series A Transaction will be filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Second Amendment to Note Purchase Agreement

On February 11, 2026, FPF and the holders of the LanzaJet Notes entered into a Second Amendment to Note Purchase Agreement (the "Second NPA Amendment"). Among other changes, the Second NPA Amendment (i) amended the repayment terms of the LanzaJet Notes to defer the commencement of principal payments until the later of

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the first semi-annual payment date following the six-month anniversary of the commencement of commercial operations and June 30, 2027 and (ii) permits up to $25.0 million in debt to rank senior in priority to the LanzaJet Notes.

Litigation Matters

In February 2026, the Company and Vellar agreed to settle all outstanding litigation matters. As part of the settlement, the Company made a cash payment to Vellar in February 2026. The parties filed stipulations of voluntary dismissal, which were granted on March 5, 2026. Accordingly, the FPA litigation has been concluded.

With respect to the Schara Litigation, the Director Defendants have agreed to a settlement which was approved by the Court on March 4, 2026, and will be funded by the Company in April. This settlement did not affect the Company's financial position or results for the periods presented.

On January 27, 2026 with respect to the Convertible Note litigation, the Appellate Division, First Department of the Supreme Court unanimously affirmed the Supreme Court's dismissal of Carbon Direct Capital's complaint in full. The deadline for Carbon Direct Capital to file an application for leave to appeal to the New York Court of Appeals was February 26, 2026, and no application was filed.

Management evaluated the impact of all of the above transactions and where applicable determined that they represent non-recognized subsequent event under ASC 855. Accordingly, no adjustments have been made to the accompanying consolidated financial statements as of and for the year ended December 31, 2025.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a–15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025 (the "Evaluation Date").

As previously disclosed in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2024, we identified material weaknesses in internal control over financial reporting related to (i) the accounting for complex transactions and estimates requiring significant judgment and (ii) revenue recognition. As of the Evaluation Date, these material weaknesses had not yet been remediated.

In addition, during 2025, the Company also identified control deficiencies related to the impact of reductions in force and turnover in certain senior accounting and control-related roles, which resulted in temporary capacity constraints within our finance organization and affected the consistent execution, review, and documentation of certain internal control activities. These material weaknesses are described in further detail in "Management's Report on Internal Control over Financial Reporting" below.

As a result of these material weaknesses, our disclosure controls and procedures were not effective as of the Evaluation Date.

Management's Report on Internal Control Over Financial Reporting

Management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and based upon the criteria established in the COSO's Internal Control-Integrated Framework (2013). Our internal control over financial reporting includes those policies and procedures designed to, in reasonable detail, accurately and fairly reflect the Company's transactions, and provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

Our management, including our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this evaluation, management used the criteria set forth by the COSO framework. Based on this evaluation, management has concluded our internal control over financial reporting as of December 31, 2025 was not effective due to the material weaknesses in the Company's internal control over financial reporting described below.

Material Weaknesses

Management evaluated these deficiencies in the context of the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management determined that the deficiencies described above constituted a material weakness in the Control Environment component of the COSO framework due to turnover and staffing reductions that temporarily reduced the depth and continuity of oversight within the accounting and financial reporting function. The Control Environment material weakness also affected the following components of the COSO framework resulting in material weaknesses associated with each component and in the aggregate as of December 31, 2025:

- Control Activities — due to inconsistent execution, review, and documentation of controls related to complex accounting transactions, significant estimates, and revenue recognition.

- Monitoring Activities — due to limited supervisory review capacity and insufficient formalized ongoing evaluations of control performance during the period.

- Risk Assessment - due to lack of a formal process to identify, update, and assess risks, that could significantly impact the design and operation of the Company's control activities.

- Information and Communication - due to lack of internal communication of information, including objectives and responsibilities for internal control, necessary to support the functioning of internal control; and communicating relevant information to external parties timely.

Based on the material weaknesses described above, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of the Evaluation Date.

Notwithstanding the material weaknesses described above, management believes that the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles, as management performed additional procedures, including engaging a qualified external contractor to support the execution of financial close and reporting processes, performing enhanced reviews of account reconciliations, and providing additional oversight over financial statement preparation.

Remediation Efforts

Management is actively implementing a remediation plan designed to address the material weaknesses described above.

To strengthen the control environment, during 2025 we implemented personnel changes within our accounting and financial reporting organization, including the addition of experienced accounting professionals and enhancements to leadership oversight. These actions are intended to improve accountability, oversight, and the overall capacity of the finance function.

To improve control activities, we are enhancing review procedures, formalizing documentation standards, and strengthening controls related to complex accounting transactions, significant estimates, and revenue recognition.

To enhance monitoring activities, management is implementing more structured supervisory reviews and more formalized evaluations of control performance to support the timely identification and remediation of deficiencies.

To enhance risk assessment processes, management is implementing a more formalized approach to risk identification and evaluation, including the establishment of periodic risk assessment procedures, defined risk ownership, and standardized documentation practices. These efforts are intended to improve the identification, assessment, and monitoring of risks relevant to financial reporting.

To strengthen information and communication, management is enhancing internal communication protocols and documentation standards to support the timely and accurate flow of information relevant to internal control over financial reporting. This includes clarifying roles and responsibilities and establishing more consistent processes for communicating control-related matters across the organization.

While we believe that these actions represent meaningful progress in our remediation efforts, the material weaknesses have not yet been remediated. Remediation requires that the enhanced controls be fully designed and implemented, operate effectively for a sufficient period of time, and that management complete its evaluation of both design and operating effectiveness. Until these measures are fully implemented and operating effectively, there remains an elevated risk that control deficiencies could continue to impact the Company's internal control over financial reporting. Management will continue to monitor these risks as the remediation plan progresses.

Changes in Internal Control Over Financial Reporting

Except as otherwise described herein, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Securities Trading Plans of Directors and Officers

During the three months ended December 31, 2025, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" (as defined in Item 408(c) of Regulation S-K).

PART III

Item 10. Directors, Executive Officers and Corporate Governance

LanzaTech has adopted a Code of Conduct and Ethics that applies to all officers, directors and employees. The Code of Conduct and Ethics codifies the business and ethical principles that govern all aspects of our business, reflecting our commitment to this culture of honesty, integrity and accountability. In addition to following the Code of Conduct and Ethics, officers, directors and employees are expected to seek guidance in situations where there is a question regarding compliance issues, whether with the letter or the spirit of our policies and applicable laws. LanzaTech's Code of Conduct and Ethics applies to all of the executive officers, directors and employees of LanzaTech and its subsidiaries. We will provide, without charge, upon request, copies of the Code of Conduct and Ethics. Our Code of Conduct and Ethics is available on our website at www.lanzatech.com under "Investor Relations: Corporate Governance: Documents & Charters". We will make any legally required disclosures regarding amendments to, or waivers of, provisions of Code of Conduct and Ethics on our website at www.lanzatech.com under "Investor Relations: Corporate Governance: Documents & Charters". LanzaTech's website and the information contained on, or that can be accessed through, such website is not deemed to be incorporated by reference in, and are not considered part of, this Annual Report.

The remaining information required by this Item will be included in the Company's definitive proxy statement, in connection with the solicitation of proxies for the Company's 2026 annual meeting of shareholders (the "2026 Proxy Statement"), and incorporated herein by reference, or in an amendment to this Annual Report on Form 10-K to be filed within 120 days after December 31, 2025 ("Form 10-K Amendment").

Item 11. Executive Compensation

The information required by this Item will be included in the 2026 Proxy Statement and incorporated herein by reference or in a Form 10-K Amendment.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table shows information, as of December 31, 2025, with respect to shares of our common stock that may be issued under existing equity compensation plans. The category "Equity compensation plans approved by stockholders" in the table below consists of the LanzaTech 2006 Share Option Scheme (the "2006 Scheme"), the LanzaTech NZ, Inc. 2015 Stock Plan (the "2015 Plan"), the LanzaTech NZ, Inc. 2019 Stock Plan (the "2019 Plan"), and the LanzaTech 2023 Long-Term Incentive Plan (the "2023 Plan").

	(a)	(b)	(c)
Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (1)	Weighted-average exercise price of all outstanding options, warrants, and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3)
Equity compensation plans approved by security holders	203,838 $	142.21	198,137
Equity compensation plans not approved by security holders	—	—	—
Total	203,838 $	142.21	198,137

(1) Consists of the following: 656 shares of common stock subject to outstanding awards under the 2006 Scheme, 46,810 shares of common stock subject to outstanding awards under the 2015 plan, 65,037 shares of common stock subject to outstanding awards under the 2019 Plan, and 91,335 shares of common stock subject to outstanding awards under the 2023 Plan. Performance-based RSUs are, for purposes of this column, assumed to be payable at 100% of

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target. Following the Business Combination, no additional awards have been or will be granted under the 2006 Scheme or the 2015, and 2019 Plans.

(2) The weighted-average exercise price is calculated solely on the exercise prices of the outstanding options and does not reflect the shares of common stock that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(3) Consists of shares available for future issuance under the 2023 Plan as of December 31, 2025.

The remaining information required by this Item will be included in the 2026 Proxy Statement and incorporated herein by reference or in a Form 10-K Amendment.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the 2026 Proxy Statement and incorporated herein by reference or in a Form 10-K Amendment.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34).

The information required by this Item will be included in the 2026 Proxy Statement, and incorporated herein by reference or in a Form 10-K Amendment.

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Item 15. Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

Our consolidated financial statements are as set forth under Item 8 of this report on Form 10-K.

(2) Financial Statement Schedules.

All schedules have been omitted because they are either not applicable, not required, or the required information has been included in the consolidated financial statements or notes thereto.

(3) Exhibits.

The following list of exhibits includes exhibits submitted with this Form 10-K as filed with the SEC and those incorporated by reference to other filings.

Exhibit	Description
1.1**	At Market Issuance Sale Agreement, dated May 9, 2024 by and between LanzaTech Global, Inc. and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.2 of LanzaTech Global Inc.'s Registration Statement on Form S-3, filed with the SEC on May 9, 2024).
1.2**	Terms Agreement, dated May 9, 2024, by and between LanzaTech Global, Inc. and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.3 of LanzaTech Global Inc.'s Registration Statement on Form S-3, filed with the SEC on May 9, 2024).
2.1†**	Merger Agreement, dated as of March 8, 2022, by and among AMCI Acquisition Corp. II, AMCI Merger Sub, Inc. and LanzaTech NZ, Inc. (incorporated by reference to Exhibit 2.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
2.2**	Amendment No. 1 to Merger Agreement, dated as of December 7, 2022, by and among AMCI Acquisition Corp. II, AMCI Merger Sub, Inc. and LanzaTech NZ, Inc. (incorporated by reference to Exhibit 2.2 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
3.1**	Restated Certificate of Incorporation of LanzaTech Global, Inc., dated August 18, 2025 (incorporated by reference to Exhibit 3.1 of LanzaTech Global Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on August 19, 2025).
3.2**	Amended and Restated Bylaws of LanzaTech Global, Inc. (incorporated by reference to Exhibit 3.2 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on February 13, 2023).
4.1**	Warrant Agreement, dated as of August 3, 2021, between AMCI Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of AMCI Acquisition Corp. II's Current Report on Form 8-K (File No. 001-40282), filed with the SEC on August 6, 2021).
4.2**	Form of Initial Subscription Agreement (incorporated by reference to Exhibit 10.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
4.3**	Form of Amendment and Consent of Initial PIPE Investors (incorporated by reference to Exhibit 10.1.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
4.4**	Form of Additional Subscription Agreement (incorporated by reference to Exhibit 10.40 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
4.5**	Form of Amendment and Consent of Additional PIPE Investors (incorporated by reference to Exhibit 10.40.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
4.6**	Subscription Agreement between AMCI Acquisition Corp. II and Oxy Low Carbon Ventures, LLC. (incorporated by reference to Exhibit 10.1 of AMCI Acquisition Corp. II.'s Current Report on Form 8-K, filed with the SEC on February 7, 2023).

4.7**	Subscription Agreement between AMCI Acquisition Corp. II and Pescadero Capital, LLC. (incorporated by reference to Exhibit 10.2 of AMCI Acquisition Corp. II.'s Current Report on Form 8-K, filed with the SEC on February 7, 2023).
4.8**	Simple Agreement for Future Equity, dated as of December 8, 2021, by and between LanzaTech NZ, Inc. and ArcelorMittal XCarb S.à r.l. (incorporated by reference to Exhibit 10.37 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on February 13, 2023).
4.9**	SAFE Warrant, dated as of December 7, 2021, from LanzaTech NZ, Inc. to ArcelorMittal XCarb S.à r.l. (incorporated by reference to Exhibit 4.2 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on February 13, 2023).
4.10**	Forward Purchase Agreement, dated February 3, 2023 (incorporated by reference to Exhibit 10.1 of AMCI's Current Report on Form 8-K (File No. 001-40282), filed with the SEC on February 6, 2023).
4.11**	Assignment and Novation Agreement, dated February 3, 2023, by and among AMCI Acquisition Corp. II, LanzaTech NZ, Inc., ACM ARRT H LLC, and and Vellar Opportunity Fund SPV LLC - Series 10. (incorporated by reference to Exhibit 4.3 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on February 13, 2023).
4.12*	First Amendment, dated May 13, 2023, to Common Stock Purchase Warrant, dated March 27, 2023, between LanzaTech Global, Inc. and ACM ARRT H LLC.
4.13**	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to LanzaTech Global, Inc's Current Report on Form 8-K, filed with the SEC on August 8, 2024).
4.14*	Description of Securities.
10.1 **	Form of Convertible Note Purchase Agreement, dated August 5, 2024 (incorporated by reference to Exhibit 10.1 to LanzaTech Global, Inc's Current Report on Form 8-K, filed with the SEC on August 8, 2024).
10.2**	LanzaTech 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 3.3 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on February 13, 2023).
10.2.1+**	Form of Stock Option Agreement under the LanzaTech 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.2.2+**	Form of Time-Vested Restricted Stock Unit Agreement under the LanzaTech 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4.2 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.2.3+**	Form of Director Restricted Stock Unit Agreement under the LanzaTech 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4.3 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.2.4+**	Form of Time- and Performance-Vested Restricted Stock Unit Agreement under the LanzaTech 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4.4 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.3**	Registration Rights Agreement, by and among LanzaTech Global, Inc., LanzaTech NZ, Inc., AMCI Sponsor II LLC, and the holders identified on Schedule I thereto (incorporated by reference to Exhibit 2.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.4#**	Exclusive Patent License Agreement, dated September 13, 2018, by and between Battelle Memorial Institute and LanzaTech, Inc. (incorporated by reference to Exhibit 10.12 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.6#**	Letter Amendment 1, dated January 13, 2020, between Battelle Memorial Institute and LanzaTech, Inc (incorporated by reference to Exhibit 10.12.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.7#**	Clarification Letter, dated April 24, 2020, between Battelle Memorial Institute and LanzaTech, Inc. (incorporated by reference to Exhibit 10.12.2 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).

10.8#†*	Second Amended and Restated Investment Agreement, dated October 16, 2025, by and among LanzaTech, Inc., LanzaJet, Inc., Mitsui & Co., Ltd., Suncor Energy Inc., British Airways PLC and Shell Ventures LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q, filed with the SEC on November 19, 2025).
10.9#†**	Intellectual Property and Technology License Agreement, dated May 28, 2020, between LanzaTech, Inc. and LanzaJet, Inc. (incorporated by reference to Exhibit 10.14 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.10#†*	Third Amended and Restated Stockholders' Agreement, dated February 11, 2026, by and among LanzaJet, Inc., LanzaTech, Inc., Mitsui & Co., Ltd., Suncor Energy Inc., British Airways PLC, and Shell Ventures LLC.
10.11#**	Amended and Restated Alliance Agreement, dated February 15, 2022, by and between LanzaTech NZ, Inc. and Mitsui & Co., Ltd. (incorporated by reference to Exhibit 10.16 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.11.1#**	Amendment No. 1 to Amended and Restated Alliance Agreement, dated March 24, 2022, by and between LanzaTech NZ, Inc. and Mitsui & Co., Ltd. (incorporated by reference to Exhibit 10.16.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.11.2#**	Amendment No. 2 to Amended and Restated Alliance Agreement, dated October 2, 2022, by and between LanzaTech NZ, Inc. and Mitsui & Co.,Ltd. (incorporated by reference to Exhibit 10.16.2 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.12#**	Articles of Association of Beijing Shougang LanzaTech Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.13**	Side Letter Agreement, dated November 3, 2021, by and among Beijing Shougang LanzaTech Technology Co., Ltd., Mitsui & Co., Ltd., and LanzaTech Hong Kong Limited (incorporated by reference to Exhibit 10.18 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.14#**	2021 Intellectual Property Rights License Agreement, dated September 6, 2021, between Beijing Shougang LanzaTech Technology Co., Ltd. and LanzaTech Hong Kong Limited (incorporated by reference to Exhibit 10.19 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.14.1**	Amendment No. 1 to 2021 Intellectual Property License Agreement, dated January 14, 2022, between Beijing Shougang LanzaTech Technology Co., Ltd. and LanzaTech Hong Kong Limited (incorporated by reference to Exhibit 10.19.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.15#**	Letter Agreement, dated April 12, 2021, among LanzaTech New Zealand Limited, LanzaTech Hong Kong Limited, Sinopec Capital Co, Ltd and Beijing Shougang-LanzaTech Technology Co., Ltd. (incorporated by reference to Exhibit 10.20 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.16#†**	Grant Agreement, dated October 7, 2020, among the European Climate, Infrastructure and Environmental Executive Agency, SkyNRG BV, RSB Roundtable on Sustainable Biomaterials Association, LanzaTech BV, E4tech UK Ltd, and Fraunhofer Gesellschaft zur Forderung der Angewandten Forschung E.V. (incorporated by reference to Exhibit 10.21 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.17#**	Memorandum of Understanding, dated June 20, 2018, between Sekisui Chemical Co., Ltd. and LanzaTech, Inc. (incorporated by reference to Exhibit 10.22 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.18#**	Term Sheet, dated February 21, 2020, between Sekisui Chemical Co., Ltd. and LanzaTech, Inc. (incorporated by reference to Exhibit 10.23 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.19#**	Letter of Agreement, dated December 4, 2017, between LanzaTech, Inc. and IndianOil Corporation Limited (incorporated by reference to Exhibit 10.24 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).

10.20#**	Master Licensing Agreement, dated October 6, 2020, between Suncor Energy Inc. and LanzaTech, Inc. (incorporated by reference to Exhibit 10.25 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.20.1**	Amendment No. 1 to Master Licensing Agreement, dated October 2, 2022, between Suncor Energy Inc. and LanzaTech, Inc. (incorporated by reference to Exhibit 10.25.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.21+**	Executive Employment Agreement, dated April 20, 2010, between Dr. Jennifer Holmgren and LanzaTech, Inc. (incorporated by reference to Exhibit 10.26 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.21.1+**	Letter from LanzaTech, Inc. to Dr. Jennifer Holmgren, dated May 17, 2021. (incorporated by reference to Exhibit 10.26.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.21.2+†**	Executive Employment Agreement, dated December 20, 2022, between Dr. Jennifer Holmgren and LanzaTech Global, Inc. (incorporated by reference to Exhibit 10.26.2 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.21.3+*	Executive Employment Agreement, dated November 26, 2024, between Sushmita Koyanagi and LanzaTech Global, Inc.
10.21.4+*	Promotion Letter Agreement, dated June 4, 2025, between Sushmita Koyanagi and LanzaTech Global, Inc.
10.21.5+*	Executive Employment Agreement, dated March 3, 2023, between Zara Summers and LanzaTech Global, Inc.
10.22+**	Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited and LanzaTech New Zealand Limited 2006 Share Option Scheme (incorporated by reference to Exhibit 10.29 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.22.1+**	Deed of Amendment to Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited, dated September 12, 2011 (incorporated by reference to Exhibit 10.29.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.22.2+**	Deed of Amendment to Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited, dated January 8, 2016 (incorporated by reference to Exhibit 10.29.2 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.22.3+**	Deed of Amendment to Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited, dated October 28, 2021 (incorporated by reference to Exhibit 10.29.3 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.23+**	LanzaTech New Zealand Limited 2015 Stock Plan (incorporated by reference to Exhibit 10.32 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.23.1+**	Form of Stock Option Agreement under the LanzaTech New Zealand Limited 2015 Stock Plan (incorporated by reference to Exhibit 10.32.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.24+**	LanzaTech NZ, Inc. 2019 Stock Plan (incorporated by reference to Exhibit 10.33 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.24.1+†**	Form of Notice of Grant and Subscription for Stock Option under the LanzaTech NZ, Inc. 2019 Stock Plan (incorporated by reference to Exhibit 10.33.1 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.24.2+†**	Form of Notice of Restricted Stock Grant under the LanzaTech NZ, Inc. 2019 Stock Plan (incorporated by reference to Exhibit 10.33.2 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.24.3+**	Form of Stock Option Agreement under the LanzaTech NZ, Inc. 2019 Stock Plan (incorporated by reference to Exhibit 10.33.3 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.25+**	Amendment to LanzaTech New Zealand Limited Stock Option Award Agreements, dated October 28, 2021 (incorporated by reference to Exhibit 10.34 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).

10.26+**	Annual Bonus Plan (incorporated by reference to Exhibit 10.35 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.27+**	Form of indemnification agreement between LanzaTech Global, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.36 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.28#†**	Framework Agreement, dated as of October 2, 2022, by and between LanzaTech, Inc. and BGTF LT Aggregator LP (incorporated by reference to Exhibit 10.37 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.29#**	Cooperation Letter Agreement, dated as of October 2, 2022, by and between LanzaTech, Inc., Suncor Energy, Inc. and BGTF LT Aggregator LP (incorporated by reference to Exhibit 10.39 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.30+**	LanzaTech U.S. Executive Severance Plan (incorporated by reference to Exhibit 10.41 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.31†#**	Grant Agreement, by and between LanzaTech UK Limited and the Secretary of State for Transport, dated December 12, 2022 (incorporated by reference to Exhibit 10.1 of AMCI Acquisition Corp. II's Current Report on Form 8-K (File No. 001-40282), filed with the SEC on December 16, 2022).
10.32†#**	Note Purchase Agreement, dated November 9, 2022, by and among LanzaJet Freedom Pines Fuels LLC, LanzaTech, Inc. and the other purchasers named therein (incorporated by reference to Exhibit 10.43 of AMCI Acquisition Corp. II.'s Registration Statement on S-4/A, filed with the SEC on January 10, 2023).
10.33+**	Form of director compensation letter (incorporated by reference to Exhibit 10.41 to LanzaTech Global, Inc's Current Report on Form 8-K/A, filed with the SEC on March 28, 2023).
10.34**	Form of Registration Rights Agreement, dated August 5, 2024 (incorporated by reference to Exhibit 10.2 to LanzaTech Global, Inc's Current Report on Form 8-K, filed with the SEC on August 8, 2024).
10.35**	Joint Venture Agreement, dated November 11, 2023, by Olayan Financing Company and LanzaTech, Inc. (incorporated by reference to Exhibit 10.1 on LanzaTech Global, Inc's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2024).
10.36**	Deed of Amendment and Novation Relating to the Joint Venture Agreement, dated April 16, 2024, by Olayan Financing Company and LanzaTech, Inc and Saudi Arabian Construction & Repair Company LTD (incorporated by reference to Exhibit 10.2 on LanzaTech Global, Inc's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2024).
10.37**	Loan Agreement, dated as of February 14, 2025, by and among BGTF LT Aggregator LP, LanzaTech NZ, Inc., LanzaTech, Inc. and LanzaTech Global, Inc. (incorporated by reference to Exhibit 10.1 to LanzaTech Global, Inc's Current Report on Form 8-K, filed with the SEC on February 20, 2025).
10.38**	Termination Agreement, dated as of February 14, 2025, by and among BGTF LT Aggregator LP, LanzaTech NZ, Inc., LanzaTech, Inc. and LanzaTech Global, Inc. (incorporated by reference to Exhibit 10.2 to LanzaTech Global, Inc's Current Report on Form 8-K, filed with the SEC on February 20, 2025).
10.39**	Registration Rights Agreement, dated May 7, 2025, between LanzaTech Global, Inc. and LanzaTech Global SPV, LLC (incorporated by reference to Exhibit 10.3 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on May 9, 2025).
10.40**	Waiver Agreement between LanzaTech Global, Inc. and LanzaTech Global SPV, LLC, dated May 31, 2025 (incorporated by reference to Exhibit 10.2 to LanzaTech Global, Inc's Current Report on Form 8-K, filed with the SEC on June 3, 2025).
10.41**	Waiver Agreement between LanzaTech Global, Inc. and LanzaTech Global SPV, LLC, dated September 26, 2025 (incorporated by reference to Exhibit 10.2 to LanzaTech Global, Inc's Current Report on Form 8-K, filed with the SEC on September 26, 2025).
10.42**	Amendment No. 1 to Loan Agreement, dated July 10, 2025, among LanzaTech, Global Inc., LanzaTech, Inc., LanzaTech NZ, Inc. and BGTF LT Aggregator LP (incorporated by reference to Exhibit 10.1 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on July 16, 2025).

10.43**	Amendment No. 1 to Framework Agreement, dated July 10, 2025, between LanzaTech, Inc. and BGTF LT Aggregator LP (incorporated by reference to Exhibit 10.2 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on July 16, 2025).
10.44**	Form of Subscription Agreement, dated January 21, 2026, between the Company and the private placement investors (incorporated by reference to Exhibit 10.3 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on January 23, 2026).
10.45**	Warrant to Purchase Shares of Common Stock, dated January 21, 2026, between the Company and LanzaTech Global SPV, LLC (incorporated by reference to Exhibit 10.2 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on January 23, 2026).
10.46**	Waiver Agreement, dated January 21, 2026, between the Company and the LanzaTech Global SPV, LLC (incorporated by reference to Exhibit 10.3 of LanzaTech Global Inc.'s Current Report on Form 8-K, filed with the SEC on January 23, 2026).
10.47*	LanzaJet Series A Stock Purchase Agreement, dated February 11, 2026, by and among LanzaTech, Global Inc., LanzaJet, Inc. and the investors party thereto.
19.1**	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to LanzaTech Global Inc.'s Annual Report on Form 10-K, filed with the SEC on April 15, 2025).
21.1*	Subsidiaries of the Registrant.
23*	Consent of Deloitte & Touche LLP, independent registered public accounting firm to LanzaTech Global, Inc.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32^	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97**	LanzaTech Clawback Policy (incorporated by reference to Exhibit 97 to LanzaTech Global, Inc's Annual Report on Form 10-K, filed with the SEC on February 29, 2024).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

†   Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*   Filed herewith.

**   Previously filed.

\#   Certain confidential information contained in this exhibit, marked by brackets, has been redacted in accordance with Regulation S-K Item 601(b) because the information (i) is not material and (ii) is the type of information that the registrant both customarily and actually treats as private and confidential.

\+   Management contract or compensatory plan or arrangement.

^   Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended

Item 16. Form 10–K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Skokie, State of Illinois, on March 31, 2026.

LANZATECH GLOBAL, INC.

By: /s/ Jennifer Holmgren, Ph.D.

Name: Jennifer Holmgren, Ph.D.

Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date
/s/ Jennifer Holmgren, Ph.D. Jennifer Holmgren, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2026
/s/ Sushmita Koyanagi Sushmita Koyanagi	Chief Financial Officer (Principal Financial & Accounting Officer)	March 31, 2026
/s/ Barbara Byrne Barbara Byrne	Director	March 31, 2026
/s/ Nigel Gormly Nigel Gormly	Director	March 31, 2026
/s/ Dorri McWhorter Dorri McWhorter	Director	March 31, 2026
/s/ Jim Messina Jim Messina	Director	March 31, 2026
/s/ Thierry Pilenko Thierry Pilenko	Director	March 31, 2026
/s/ Reyad Fezzani Reyad Fezzani	Director	March 31, 2026

